UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number: 001-39294

ASSERTIO HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-0598378**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

100 South Saunders Road, Suite 300, Lake Forest, Illinois	**60045**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(224) 419-7106**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, $0.0001 par value	ASRT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-accelerated Filer ☐   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the Nasdaq Capital Market as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $60.7 million.

The number of shares outstanding of the registrant's common stock, $0.0001 par value, as of March 9, 2026 was 6,445,161.

Documents Incorporated by Reference`

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders, which Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the registrant's 2025 fiscal year.

ASSERTIO HOLDINGS, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

Unless otherwise noted or required by context, use of "Assertio," the "Company," "we," "our" and "us" refer to Assertio Holdings and/or its applicable subsidiary or subsidiaries. Reference to "Assertio Specialty" refers to Assertio Specialty Pharmaceuticals, LLC and "Spectrum" refers to Spectrum Pharmaceuticals, Inc. and/or its applicable subsidiary or subsidiaries. Both Assertio Specialty and Spectrum are wholly-owned subsidiaries of the Company. Additionally, the use of "Assertio Therapeutics" refers to Assertio Therapeutics, Inc., and/or its applicable subsidiary or subsidiaries. Assertio Therapeutics was divested on May 9, 2025.

Assertio®, Zyla®, Spectrum®, ROLVEDON®, INDOCIN®, Otrexup®, Sympazan®, SPRIX®, and CAMBIA® are trademarks owned by or licensed to Assertio. All other trademarks and trade names referenced in this Annual Report on Form 10-K are the property of their respective owners. Such terms, when first mentioned in this Annual Report on Form 10-K, appear with the trade name, trademark or service mark notices and then throughout the remainder of this Annual Report on Form 10-K without the trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense. Unless otherwise indicated, all statistical information provided about our business in this report is as of December 31, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report on Form 10-K that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements can in some cases be identified by words such as "anticipate," "approximate," "believe," "could," "estimate," "expect," "goal," "intend," "may," "might," "opportunity," "plan," "potential," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "will" and other similar expressions, or the negative of these words and phrases. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to, and depend on, among other things, events, competitive dynamics and industry change, and economic or other circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 10-K, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Annual Report on Form 10-K. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, they may not be predictive of results or developments in future periods.

Examples of forward-looking statements in this Annual Report on Form 10-K include, but are not necessarily limited to, those relating to:

- our ability to grow sales and the commercial success and market acceptance of ROLVEDON and our other products, including the coverage of our products by payors and pharmacy benefit managers;

- our ability to successfully develop and execute our sales, marketing and promotional strategies, including developing and maintaining relationships with customers, physicians, payors and other constituencies;

- the entry and sales of generics of our products and/or other products competitive with any of our products, including, but not limited to, biosimilars and indomethacin suppositories compounded by hospitals and other institutions and a 503B compounder which we believe is violating certain provisions of the Federal Food, Drug and Cosmetic Act;

- the timing and impact of additional generic approvals and uncertainty around the recent approvals and launches of generic INDOCIN products, which are not patent protected and now face generic competition, on our future results of operations, financial condition, and cash flows;

- our ability to execute the planned simplification of our corporate structure, which includes the May 2025 divestiture of Assertio Therapeutics and ongoing efforts to consolidate operations and align ROLVEDON and other products under a single entity, while ensuring uninterrupted product supply for patients that achieves the anticipated operating efficiencies in a timely manner and complies with applicable legal and regulatory requirements;

- our ability to successfully identify and execute business development and other strategic transactions;

- our ability to achieve the expected financial performance from product candidates and/or products we acquire, as well as delays, challenges and expenses, and unexpected liabilities and costs associated with obtaining regulatory approval and launching or integrating, as applicable, and operating newly-acquired product candidates and/or products, including our expectations around our ability to grow the sales and profitability of ROLVEDON;

- our expectations regarding changes in product volume and mix and the impact those changes may have on our operating results;

- our expectations regarding the recoverability of long-lived assets;

- our expectations regarding industry trends, including pricing pressures and managed healthcare practices;

- our ability to retain executive leadership and key employees;

- the ability of our third-party manufacturers to manufacture adequate quantities of commercially salable inventory and active pharmaceutical ingredients for each of our products on commercially reasonable terms and in compliance with their contractual obligations to us, and our ability to maintain our supply chain which relies on single-source suppliers;

- the outcome of, and our intentions with respect to, any pending and potential future disputes, litigation or government investigations, as well as the costs and expenses associated therewith;

- the timing, cost, results and impact of our clinical studies and other research and development efforts, including the extent to which data from the ROLVEDON same-day dosing trial, which was completed in the fourth quarter of 2024 and published in the January 2026 issue of the peer-reviewed journal, *The Oncologist*, may be subsequently included in the National Comprehensive Cancer Network guidelines in support of our ongoing commercialization efforts;

- our compliance or non-compliance with, or being subject to, legal and regulatory requirements related to the development or promotion of pharmaceutical products in the United States ("U.S.");

- the extent to which the current U.S. federal administration may impose or seek to impose leadership, rule and/or policy changes impacting our business, including the Centers for Medicare & Medicaid Services' ("CMS") recently proposed new drug payment models to lower drug prices for Medicare beneficiaries under which CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information, as well as legal challenges and uncertainty around the funding, functioning, regulatory and policy priorities of U.S. federal regulatory agencies;

- the potential impacts of future outbreaks of epidemics, pandemics or other diseases on our liquidity, capital resources, operations and business and those of the third parties on which we rely, including suppliers and distributors;

- our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing the intellectual property rights of others;

- our ability to generate sufficient cash flow from our business to fund operations and to make payments on our indebtedness, our ability to restructure or refinance our indebtedness, if necessary, and our compliance with the terms and conditions of the agreements governing our indebtedness;

- our ability to raise additional capital or refinance our debt, if necessary;

- our intentions or expectations regarding the use of available funds and any future earnings or the use of net proceeds from securities offerings;

- our commitments and estimates regarding future obligations, contingent consideration obligations and other expenses, future revenues, capital requirements and needs for additional financing;

- our counterparties' compliance or non-compliance with their obligations under our agreements;

- variations in revenues obtained from commercialization agreements, which may include contingent milestone payments, royalties, license fees and other contract revenues, including non-recurring revenues, and the accounting treatment with respect thereto;

- the estimation, projection or availability of net operating losses or tax credit carryforwards;

- the potential impacts of adverse business and economic conditions, including inflationary pressures, economic slowdown or recession, relatively high interest rates, government shutdowns and changes in monetary policy;

- the potential impacts of changes to U.S. and international trade policies, especially in light of the tariffs announced or imposed by the U.S. federal administration, including announced plans to impose up to 100% tariffs on imported branded or patented pharmaceuticals, subject to certain exceptions, and tariffs and other retaliatory actions, including legal challenges, taken by other countries, which may be followed by further changes to trade agreements, the imposition of further tariffs and greater restrictions on trade generally, as well as support for protectionism and rising anti-globalization sentiment in the U.S. and other countries that may slow global growth;

- the potential impacts of cybersecurity breaches on our compliance with applicable laws, our intellectual property protection and our operations; and

- our common stock maintaining compliance with The Nasdaq Capital Market's continued listing standards.

Please refer to "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K for important factors that we believe could cause actual results to differ materially from those in our forward-looking statements. While the list of factors presented in this Annual Report on Form 10-K are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements are made as of the date of this report. Except as required by law, we assume no obligation to update or revise any forward-looking statement after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, changes in assumptions or otherwise. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in any such forward-looking statement.

PART I

ITEM 1. BUSINESS

Overview

Unless otherwise noted or required by context, use of "Assertio," the "Company," "we," "our" and "us" refer to Assertio Holdings and/or its applicable subsidiary or subsidiaries. Reference to "Assertio Specialty" refers to Assertio Specialty Pharmaceuticals, LLC, and "Spectrum" refers to Spectrum Pharmaceuticals, Inc. and/or its applicable subsidiary or subsidiaries. Both Assertio Specialty and Spectrum are wholly-owned subsidiaries of the Company. Additionally, the use of "Assertio Therapeutics" refers to Assertio Therapeutics, Inc., and/or its applicable subsidiary or subsidiaries. Assertio Therapeutics was divested on May 9, 2025.

We are a pharmaceutical company with comprehensive commercial capabilities offering differentiated products designed to address patients' needs. Our focus is on supporting patients by marketing products primarily in the oncology market.

We have built our product portfolio through the acquisition or licensing of approved products, including our lead product, ROLVEDON, which we acquired on July 31, 2023, through a merger with Spectrum (the "Spectrum Merger"). ROLVEDON is the first, long-acting myeloid growth factor that has a unique molecular structure that combines a granulocyte colony-stimulating factor ("G-CSF") analog with an Fc fragment of human immunoglobulin G4. ROLVEDON is indicated to decrease the incidence of infection, as manifested by febrile neutropenia, in adult patients receiving anti-cancer drugs. We believe that ROLVEDON's profile provides opportunities in both hospitals and community oncology clinics, and we are working to identify further opportunities for ROLVEDON. For example, we presented the results of our same-day dosing trial in December 2024 and March 2025. In January 2026, the full manuscript was accepted for publication in the peer-reviewed journal, *The Oncologist,* and the data is widely available via open access.

Our other products include Sympazan, which was acquired in October 2022, SPRIX and INDOCIN, which were acquired through a merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"), and CAMBIA, which was acquired in December 2013. Prior to July 2025, our other products included Otrexup, which was acquired in December 2021. We ceased commercialization of Otrexup in July 2025.

Our primary marketed products are:

ROLVEDON™ (eflapegrastim-xnst) injection for subcutaneous use	A long-acting "G-CSF with a novel formulation that is indicated to decrease the incidence of infection, as manifested by febrile neutropenia, in adult patients with nonmyeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia.
Sympazan® (clobazam) oral film	A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome ("LGS") in patients aged two years of age or older. Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam.
INDOCIN® (indomethacin) Suppositories INDOCIN® (indomethacin) Oral Suspension	A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drugs ("NSAIDs"), indicated for: • Moderate to severe rheumatoid arthritis including acute flares of chronic disease • Moderate to severe ankylosing spondylitis • Moderate to severe osteoarthritis • Acute painful shoulder (bursitis and/or tendinitis) • Acute gouty arthritis
SPRIX® (ketorolac tromethamine) Nasal Spray	A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray that provides patients with moderate to moderately severe short-term pain relief through a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider.
CAMBIA® (diclofenac potassium for oral solution)	A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way.

2025 Transactions

On May 9, 2025, we transferred all the equity interests in Assertio Therapeutics to an established purchaser of legacy litigation matters, resulting in Assertio Therapeutics being owned by the purchaser's related company, ATIH Industries, LLC (the "Therapeutics Transaction"). At the closing of the Therapeutics Transaction, Assertio Therapeutics held approximately $8.2 million in cash, insurance and retained a single-digit royalty based on net income derived from INDOCIN. In addition, Assertio Therapeutics retained certain legal liabilities, including those related to opioid litigation. As a result of the Therapeutics Transaction, we are not defendants in any opioid-related litigation.

In the third quarter of 2025, we advanced key integration efforts to consolidate operations and align our products, including ROLVEDON, under a single subsidiary, Assertio Specialty. Sales of ROLVEDON in 2025 reflected normal demand through the first nine months of 2025, as well as large purchases by several national distributors to help ensure consistent supply of ROLVEDON during the fourth quarter of 2025 and the first quarter of 2026 as we complete the integration of ROLVEDON into Assertio Specialty. We did not record material net product sales of ROLVEDON during the fourth quarter of 2025 and do not anticipate material net product sales in the first quarter of 2026. Sales of the newly labeled ROLVEDON are expected to commence at a normal volume in the second quarter of 2026.

On October 7, 2025, we entered into an amendment and restatement of the Manufacturing and Supply Agreement (the "Hanmi Agreement," as amended, the "Amendment") with Hanmi Pharmaceutical Co. Ltd. ("Hanmi"). The Amendment fixes the price that we pay for the remaining term of our license agreement with Hanmi and amends the payment timing for certain product royalties due to Hanmi.

On December 26, 2025, we effected a 1-for-15 reverse stock split of our issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, our stockholders received one share of the Company's common stock for every 15 shares held immediately prior to the effective time of the Reverse Stock Split. The Reverse Stock Split affected all our issued and outstanding shares of common stock equally. Any fractional shares remaining as a result of the Reverse Stock Split were paid to the shareholder in cash. The par value and number of authorized shares of our common stock were not adjusted as a result of the Reverse Stock Split. The Reverse Stock Split also affected our outstanding stock-based awards and convertible senior notes due 2027 and resulted in the shares underlying such instruments being reduced and the exercise price or conversion price being increased proportionately.

Results Overview

In 2025, we generated $117.1 million of net product sales, compared with $120.8 million in 2024, with ROLVEDON contributing $68.2 million of net product sales in 2025. INDOCIN and Sympazan generated $18.9 million and $11.3 million of net product sales in 2025, respectively. Our net product sales reflect our continued focus on ROLVEDON as our lead product.

Our net loss from operations was $21.5 million and our comprehensive loss was $30.4 million in 2025, compared with net loss from operations of $24.5 million and comprehensive loss of $21.6 million in 2024. Our net loss from operations and comprehensive loss were impacted by the items noted in the "2025 Transactions" section above.

We used $28.2 million of operating cash flow during 2025, compared with $26.4 million of operating cash flow generated during 2024, primarily as a result of the large purchases by several national distributors in the third quarter of 2025 noted above. Our cash, cash equivalents and short-term investments totaled $63.4 million as of December 31, 2025.

Our Business Strategy

We believe we are uniquely positioned to create value for patients, providers, and shareholders in an evolving pharmaceutical landscape. Our strategy is to focus on finding products that leverage our existing capabilities to build an oncology portfolio. Our strategy is talent-driven and underpinned by proven commercial capabilities and a strong financial foundation.

- *Our people are at the heart of our organization*. We believe our culture of excellence attracts and retains top talent with a shared passion for driving results. Their dedication and expertise enable us to bring products to market and achieve commercial success.

- *Our commercial organization maximizes product impact and reach.* Our marketing, sales, and distribution capabilities enable broad product reach. We maintain relationships with key pharmaceutical stakeholders to ensure we remain competitive in the market.

- *Our strong financial position enables long-term growth.* Our financial foundation provides flexibility to fund long-term growth initiatives and pursue strategic acquisitions that reinforce and expand our portfolio.

We seek to expand our portfolio through targeted acquisitions, including individual product acquisitions, commercialization agreements, licensing or technology agreements and/or business combinations. We primarily seek: (i) assets that provide commercial synergies with our current products, (ii) marketed products with significant remaining patent life or exclusivity, and (iii) products that are accretive to our operating margins and cash flows in the near or medium term. We evaluate potential products, both on-market and in development, that meet these criteria using a disciplined approach that utilizes both internal and external resources.

We have recently incurred a significant amount of expense on legal matters related to various legal proceedings as further described in "Item 8. Financial Statements and Supplemental Data – Note 8. Commitments and Contingencies." We plan to continue our strategy of vigorously defending ourselves in these legal matters and seeking to manage them in an efficient and cost-effective manner, while working towards a timely resolution.

Customers

To date, substantially all our revenues are related to product sales in the U.S. Three large, national wholesale distributors represent the majority of our revenues from net product sales. The following table reflects the percentage of consolidated revenue and accounts receivable by customer related to product sales for the years ended December 31, 2025 and 2024.

	Consolidated revenue		Accounts receivable related to product sales	
	Year ended December 31,		As of December 31,	
	2025	2024	2025	2024
Cencora	45 %	40 %	44 %	33 %
McKesson Corporation	31 %	30 %	39 %	42 %
Cardinal Health	10 %	8 %	10 %	6 %
All others	14 %	22 %	7 %	19 %
Total	100 %	100 %	100 %	100 %

The changes in the percentage of consolidated revenue by customer and the percentage of accounts receivable related to product sales by customer for the years ended December 31, 2025 and December 31, 2024 were primarily driven by the higher sales of ROLVEDON during 2025, including the sales made in the third quarter of 2025 noted above, and the continued shift in product mix towards ROLVEDON from our other products. As wholesale distributors purchase different quantities of each product, changes in product mix impact the percentage of consolidated revenue and the percentage of accounts receivable related to product sales by customer.

We sell our products to our customers noted in the table above, who are primarily wholesalers. These wholesalers, in turn, sell our products to their customers, which include but are not limited to, hospitals, outpatient clinics, and pharmacies. While we generally do not sell directly to the wholesaler's customers, we build, maintain, and manage relationships with these entities and health care professionals through our sales force in order to generate demand for our products.

Manufacturing

We neither own nor operate, and currently have no plans to own or operate, any manufacturing facilities. As such, we are dependent on our contract manufacturing partners for timely supply of our products, and our success depends on our ability to maintain good working relationships with our manufacturers.

We are responsible for the supply and distribution of our marketed products. Our approved products are manufactured at contract manufacturing facilities in the U.S., Canada, Italy, and South Korea. We have manufacturing, packaging, and supply agreements with sole commercial suppliers for each of our marketed products and we seek to mitigate potential supply risks for all our marketed products through inventory management and through identifying potential additional manufacturers to provide our marketed products. However, in 2024 and 2025, the manufacturers of certain of our marketed products produced batches of our products that did not meet our quality standards, leading to the loss of salable product, which unfavorably impacted our cost of sales in both years due to inventory write-downs. While the impacts in 2024 and 2025 related to these quality issues were not material to our financial statements, and we have taken steps to mitigate these quality issues, they may continue to impact cost of sales in 2026.

Drug Substances

The active pharmaceutical ingredient ("API") used in ROLVEDON is eflapegrastim-xnst, which is sourced by our supplier, Hanmi, in South Korea. Both INDOCIN oral suspension and suppositories use indomethacin as the API. We currently procure the API used in the INDOCIN oral suspension formulation from one of our suppliers in Italy, while the API used in the INDOCIN suppository formulation is procured from Cosette Pharmaceuticals, Inc. Sympazan uses clobazam as the API, which is procured on a purchase order basis by our supplier from a manufacturer based in Italy. The API used in SPRIX is ketorolac tromethamine, which we acquire from European-based manufacturers. CAMBIA uses diclofenac potassium as the API, which we source from suppliers in Italy.

Manufacturing Requirements

We, our suppliers, contract manufacturers, and other entities involved in the manufacturing and distribution of approved drugs and biological products are required to comply with certain post-approval requirements and are subject to periodic unannounced inspections by the United States Food and Drug Administration (the "FDA") and state agencies to assess compliance with current Good Manufacturing Practice ("cGMP") requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Failure to achieve or maintain cGMP standards for our products would adversely impact their marketability.

We use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be certain that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. Additionally, new government requirements regarding manufacturing may be established that could delay or prevent regulatory approval of our products under development.

Intellectual Property

We regard the protection of patents, designs, trademarks, and other proprietary rights that we own as critical to our success and competitive position.

Our Patents and Proprietary Rights

We are either a licensee or owner of U.S. and foreign patents and applications covering ROLVEDON, including patents and applications drawn to its composition of matter, method of manufacture, method of treatment, dosing, and formulation. If not otherwise invalidated (and not accounting for any patent term adjustment, patent term extension, or pediatric extensions that may be available), our issued U.S. patents for ROLVEDON expire in 2039. In addition, we have pending U.S. patent applications which, if issued, would expire in 2042. We continue to prosecute and pursue patent protection to obtain additional patent coverage on ROLVEDON and its uses. Additionally, we have a biologic exclusivity, referred to as reference product exclusivity, in the U.S. covering ROLVEDON that will expire in 2034.

We are either a licensee or owner of U.S. and foreign patents for certain of our other products, including U.S. patents covering Sympazan through 2040, U.S. patents covering Otrexup through 2030, and U.S. patents covering CAMBIA through 2026. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA in January 2023. We also have U.S. patents directed to the processes of manufacture related to SPRIX through 2029, which excludes any potential patent term adjustments.

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies. Our policy is to seek to protect our proprietary rights, by among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. We also rely on trade secrets and proprietary know how, which are difficult to protect. We seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know how.

Collaboration and License Agreements

Searchlight: We have a license agreement with Tribute Pharmaceuticals Canada Ltd. (later known as Aralez Pharmaceuticals, Miravo Healthcare, and Searchlight Pharma, or "Searchlight," owned by Apotex Inc.) granting them the rights to commercially market CAMBIA in Canada. Searchlight independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. We receive royalties on net sales on a quarterly basis.

Under the license agreement, our royalties on net sales are reduced upon the launch of a generic version of CAMBIA in Canada. The patents underlying the license agreement that we have with Searchlight expire in June 2026, and we anticipate that there will be increased generic competition in Canada after the patents expire, or the earlier negotiated launch of generics in Canada in connection with the settlement of patent litigation.

Competition

We face competition from several sources, including pharmaceutical and biotechnology companies, generic drug companies, compounding pharmacies and medical devices and drug delivery companies. Our sales have been, and will continue to be, impacted by the loss of demand for our products, the lowering of our prices to retain market share for our products, and changes in customer mix (wholesalers, clinics, hospitals).

ROLVEDON is a novel long-acting G-CSF that employs a proprietary technology that is designed to prolong the duration of biologics, reducing the frequency of administration. Currently, two other novel long-acting G-CSF and six biosimilar G-CSFs marketed in the U.S. compete with ROLVEDON. In addition, there is one molecular entity that has been approved by the FDA but is not currently marketed that may compete with ROLVEDON.

INDOCIN products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics. There are no patents covering the INDOCIN products, and we are facing generic competition for both our INDOCIN suppositories and INDOCIN oral suspension. In addition, we are aware of other drug companies that have had interactions with regulatory agencies, including the FDA, relating to indomethacin, which could indicate the development of one or more additional INDOCIN product generics or other formulations of indomethacin. In addition, we also face competition for compounded INDOCIN suppositories from hospitals and other institutions, including a 503B outsourcing facility (commonly referred to as a 503B compounder), which began compounding 100 mg indomethacin suppositories in 2022 in what we believe to be violation of state and federal requirements for new drugs and labeling requirements related to adequate directions for use.

Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and changes in diet.

SPRIX competes with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics.

CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA starting in January 2023.

Government Regulation

FDA Approval Process

In the U.S., pharmaceutical and biological products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act (the "FDCA") and, for biological products, the Public Health Service Act, as well as other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA delay or refusal to approve pending New Drug Applications ("NDAs") or, for biological products, biologics license applications ("BLAs"), or other marketing applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA approval process can be time consuming and cost intensive and companies may, and often do, re-evaluate the path of a particular product or product candidate at different points in the approval and post-approval process, even deciding, in some cases, to discontinue development of a product candidate or take a product off the market.

Preclinical and Clinical Studies

Governmental approval is required of all potential prescription pharmaceutical and biological products prior to the commercial use of those products. The regulatory process takes several years and requires substantial funds. Pharmaceutical product development in the U.S. for a new product or changes to an approved product typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application ("IND"), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with current good clinical practices, which includes the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol intended to study an investigational new drug formulation must be submitted to the FDA as part of the IND. Additionally, an independent institutional review board at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences.

Marketing Approval and Post-Approval Requirements

FDA approval of an NDA or BLA is required before a product may be marketed in the U.S. Currently, all our products are approved to be marketed in the U.S. Even for products that have been approved, the FDA may still limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-marketing safety Phase 4 clinical studies be conducted, require surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a Risk Evaluation and Mitigation Strategy, which can materially affect the potential market and profitability of the product. The results of post-marketing Phase 4 clinical studies may cause the FDA to prevent or limit further marketing of a product. After approval, certain changes to the approved product, such as manufacturing changes, new labeling claims, and new indications, are subject to additional requirements and FDA review and approval.

Foreign regulatory approval of a product must also be obtained prior to marketing a product in an international market. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval and the time required for approval may delay or prevent marketing in certain countries. We do not currently have any products that have been approved for marketing outside of the U.S.

Ongoing adverse event reporting and submission of periodic reports is required following FDA approval of an NDA or BLA. The FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug or biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs and NDA or BLA specifications after approval. Drug and biological product manufacturers and certain of their subcontractors are required to register their establishments with the FDA and obtain licenses from certain state agencies. Registration with the FDA subjects manufacturing facilities to periodic unannounced inspections by the FDA, during which the agency assesses compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting. Accordingly, manufacturers must continue to expend time, money, and training and compliance effort in the areas of production and quality control to maintain compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting requirements. Regulatory authorities may require remediation, withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems or new concerns are subsequently discovered. In addition, other regulatory or enforcement action, including, among other things, warning letters, the seizure of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, civil penalties, and criminal prosecution may be pursued.

Prescription Drug Marketing Act

The Prescription Drug Marketing Act of 1987 and the Prescription Drug Amendments of 1992 govern the storage, handling, and distribution of prescription drug samples. The law prohibits the sale, purchase, or trade (including an offer to sell, purchase or trade) of prescription drug samples. It also imposes various requirements upon manufacturers, including but not limited to, proper storage of samples, documentation of request and receipt of samples, validation of a requesting practitioner's professional licensure, periodic inventory and reconciliation of samples, notification to the FDA of loss or theft of samples, and procedures for auditing sampling activity. Some similar state laws apply. In addition, section 6004 of the Patient Protection and Affordable Care Act also requires manufacturers to annually report the identity and quantity of drug samples that were requested and distributed to licensed health care providers ("HCPs") in a given year.

Hatch-Waxman Act

The Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act") establishes two abbreviated approval pathways for pharmaceutical products that are in some way follow-on or bioequivalent versions of drugs approved through the NDA process, including (i) the filing of an ANDA, and (ii) obtaining FDA approval under Section 505(b)(2).

In seeking approval for a drug through an NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant's product, active ingredient, or method of use. Upon approval of a drug, each of the listed patents covering the approved drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the "Orange Book." Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active ingredient(s) in the same strengths and dosage form, with essentially the same labeling as the listed drug, and that has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are generally not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. Drugs approved under an ANDA are commonly referred to as "generic equivalents" to the listed drug and often can or are required to be substituted by pharmacists fulfilling prescriptions written for the original listed drug.

The ANDA applicant is required to certify or make certain representations to the FDA concerning any patents currently listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) no relevant patent information has been filed, (ii) a listed patent has expired, (iii) a listed patent has not expired but will expire on a particular date and approval is sought after patent expiration, or (iv) a listed patent is invalid, unenforceable or will not be infringed by the marketing of the new product. The ANDA applicant may also submit a statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding a patented method-of-use. If the ANDA applicant does not challenge the applicability of the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced NDA product have expired. The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway to obtain FDA approval for product candidates that represent modifications to formulations or uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely to some extent upon the FDA's findings of safety and effectiveness for an approved product that acts as the reference listed drug ("RLD") and submit its own product-specific data—which may include data from preclinical studies or clinical trials conducted by or on behalf of the applicant—to address differences between the product candidate and the RLD. Unlike an ANDA, this approval pathway does not excuse the sponsor from demonstrating the proposed product candidate's safety and effectiveness. Rather, the sponsor is permitted to rely to some degree on the FDA's finding that the RLD is safe and effective, and must submit its own product candidate-specific data of safety and effectiveness to an extent necessary because of the differences between the products. An NDA approved under Section 505(b)(2) may in turn serve as an RLD for subsequent applications from other sponsors.

The Hatch-Waxman Act provides periods of regulatory exclusivity for products that would serve as RLDs for products that are subject of an ANDA or 505(b)(2) application. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity ("NCE")—a drug that contains no active moiety that has been approved by the FDA in any other NDA. An "active moiety" is defined as the molecule or ion responsible for the drug substance's physiological or pharmacologic action. During this five-year exclusivity period, the FDA may not accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) application for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor of the application makes a paragraph IV certification.

A product that is not an NCE, including a product approved through a 505(b)(2) NDA, may qualify for a three-year period of exclusivity if the NDA contains new clinical data, derived from studies conducted by or for the sponsor (other than bioavailability or bioequivalence studies), that were essential for approval. In that instance, the exclusivity period does not preclude filing or review of the ANDA or 505(b)(2) application; rather, the FDA is precluded from granting final approval to the ANDA or 505(b)(2) application until three years after approval of the RLD. Additionally, the exclusivity applies only to the conditions of approval that required submission of the clinical data. For example, if an NDA is submitted for a product candidate that is not an NCE, but that seeks approval for a new indication, and clinical data were required to demonstrate the safety or effectiveness of the product candidate for that new application, the FDA could not approve an ANDA or 505(b)(2) application for another product candidate with that active moiety for that use.

The Biologics Price Competition and Innovation Act

The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, (collectively, the "ACA") includes a subtitle called the Biologics Price Competition and Innovation Act ("BPCIA"), which authorizes the FDA to license a biological product candidate that is biosimilar to or interchangeable with an FDA-licensed biologic through an abbreviated pathway. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being addressed by the FDA.

The BPCIA establishes criteria for determining that a product candidate is biosimilar to an already-licensed biologic, or reference product, and establishes a process by which a BLA for a biosimilar product candidate is submitted, reviewed, and licensed. The BPCIA provides periods of exclusivity that protect a reference product from biosimilars competition. Under the BPCIA, the FDA may not accept a biosimilar application for review until four years after the date of first licensure of the reference product, and the biosimilar may not be licensed until at least 12 years after the reference product's approval. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product.

Additionally, the BPCIA establishes procedures by which the biosimilar applicant provides information about its application and product candidate to the reference product sponsor, and by which information about potentially relevant patents may be shared and litigation over patents may proceed in advance of approval. The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the reference product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any product candidates that are biosimilar to the branded product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, as these substitution practices are governed by state pharmacy law.

The contours of the BPCIA continue to be defined as the statute is implemented over a period of years. This likely will be accomplished by a variety of means, including decisions related to the statute by the relevant federal courts. The FDA has to date issued various guidance documents and other materials indicating the agency's thinking regarding a number of issues implicated by the BPCIA. Additionally, the FDA's approval of a number of biosimilar applications in recent years has helped define the agency's approach to certain issues. However, the ultimate impact, implementation, and meaning of the BPCIA remains subject to significant uncertainty.

Third-Party Payor Coverage and Reimbursement

The commercial success of our products is dependent on the availability of coverage and adequate reimbursement from public (i.e., federal and state government) and private (i.e., commercial) payors. These third-party payors may deny coverage or reimbursement for a product or therapy, either in whole or in part, if they determine that the product or therapy was not medically appropriate or necessary. Also, third-party payors continue to control costs by limiting coverage through the use of formularies and other cost-containment mechanisms, and the amount of reimbursement for particular procedures or drug treatments.

The cost of pharmaceutical products continues to generate substantial governmental and third-party payor interest. We expect the pharmaceutical industry will continue to experience pricing pressures, given the trend toward managed healthcare, the increasing influence of managed care organizations, and additional regulatory and legislative proposals. Our results of operations and business could be adversely affected by current and future third-party payor policies, as well as healthcare legislative reforms.

Some third-party payors also require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. While we cannot predict whether any proposed cost containment measures will be adopted or otherwise implemented in the future, these requirements or any announcement or adoption of such proposals could have an adverse effect on our ability to obtain adequate prices for any future product candidates and to operate profitably.

The pricing and reimbursement of our pharmaceutical products is partially dependent on government regulation. We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including: (i) CMS Medicaid Drug Rebate Program, (ii) Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs, (iii) the U.S. Department of Veterans Affairs' Federal Supply Schedule Program, and (iv) the Health Resources and Services Administration's 340B Drug Pricing Program. These rebates are subject to our active participation in the respective programs. We must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program and Medicare Part B Program. The calculations necessary to determine the prices reported are complex and the failure to report prices accurately may in the future expose us to penalties.

In the U.S., federal and state government healthcare programs and private third-party payors routinely seek to manage utilization and control the costs of our products. In the U.S., there is an emphasis on managed healthcare, which has put additional pressure on pharmaceutical drug pricing, and reimbursement and usage, and has adversely affected our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, including formulary coverage and positioning, laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies, and pricing in general. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing, resulting in proposals to address the perceived high cost of pharmaceuticals, and drug pricing continues to be an agenda item at both the federal and state level. For example, in May 2025, the current U.S. Administration renewed the idea of international reference pricing through an executive order entitled "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients," which, among other things, directs the U.S. Department of Health and Human Services (the "HHS") and other agencies to communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs. The HHS subsequently issued guidance indicating the most-favored-nation ("MFN") target price will be the lowest price paid in an Organisation for Economic Co-operation and Development country with a gross domestic product ("GDP") per capita of at least 60% of the U.S. GDP per capita. In addition, in December 2025, CMS proposed new drug payment models to lower drug prices for Medicare beneficiaries, which are proposed to go into effect as early as October 2026. Under the models, CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information. It is currently unclear whether and to what extent these measures will be implemented; however, any such implementation would likely have a negative financial impact on ROLVEDON.

Moreover, the U.S. pharmaceutical industry has already been significantly affected by major legislative initiatives, including, for example, the ACA. The ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug medicines. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, and impose additional health policy reforms, and, from time to time, our business has been affected by the ACA and certain of these provisions. Since its enactment, there have been judicial and congressional challenges to numerous provisions of the ACA. We continue to face uncertainties due to federal legislative and administrative efforts to repeal, substantially modify, or invalidate some or all of the provisions of the ACA.

In addition, the Inflation Reduction Act of 2022 ("IRA") contains provisions intended to lower beneficiary drug spending. Beginning in 2023, the IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. In January 2025, CMS announced a list of fifteen additional Medicare Part D drugs that will be subject to price negotiations. To date, none of our products have been selected to be subject to price negotiations. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, in 2024, the IRA eliminated the 5% coinsurance for catastrophic coverage under Medicare Part D. In 2025, the IRA will cap the beneficiary annual out-of-pocket expenditure. These efforts to reduce aggregate beneficiary spending are expected to shift some costs to drug manufacturers.

Fraud and Abuse

The Foreign Corrupt Practices Act ("FCPA") prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for influencing any act or decision of the foreign entity to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Pharmaceutical companies that participate in federal healthcare programs are subject to various U.S. federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws. Violations of U.S. federal and state fraud and abuse laws may be punishable by criminal or civil sanctions, including fines, civil monetary penalties and exclusion from federal healthcare programs (including Medicare and Medicaid).

The federal Anti-Kickback Statute prohibits any person or entity, including a prescription drug manufacturer, or a party acting on its behalf, from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce another to (i) refer an individual for the furnishing of a pharmaceutical product for which payment may be made under a federal healthcare program, such as Medicare or Medicaid ("covered product"); (ii) purchase or order any covered product; (iii) arrange for the purchase or order of a covered product; or (iv) recommend a covered product. This statute has been interpreted broadly to apply to a wide range of arrangements between pharmaceutical manufacturers and others, including, but not limited to, any exchange of remuneration between a manufacturer and prescribers (such as physicians), purchasers, pharmacies, pharmacy benefit managers, formulary managers, group purchasing organizations, hospitals, clinics and other health care providers, and patients. Although there are several statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce referrals, prescribing, purchasing, or recommending covered products may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Additionally, many states have adopted laws like the federal Anti-Kickback Statute, and some of these state prohibitions apply, in at least some cases, to the referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs, and do not contain safe harbors. Violations of fraud and abuse laws such as the Anti-Kickback Statute may be punishable by criminal or civil sanctions and/or exclusion from federal healthcare programs (including Medicare and Medicaid).

The federal False Claims Act ("FCA") imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The "*qui tam*" provisions of the FCA allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has violated the FCA, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the FCA. Many of these state laws apply where a claim is submitted to any third-party payor, not merely a federal healthcare program.

There are many potential bases for liability under the FCA. Liability primarily arises when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The FCA has been used to assert liability based on alleged kickbacks and other improper referrals, improperly reported government pricing metrics, such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses not expressly approved by FDA in a drug's label, and allegations as to misrepresentations with respect to the services rendered. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state, and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws.

Federal and state authorities have increased enforcement of fraud and abuse laws within the pharmaceutical industry, and private individuals have been active in alleging violations of the law and bringing suits on behalf of the government under the FCA and under state and local laws. These laws are broad in scope and there may not be regulations, guidance or court decisions that definitively interpret these laws and apply them to particular industry practices. In addition, these laws and their interpretations are subject to change.

Additionally, the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires that manufacturers of prescription drugs for which payment is available under Medicare,

Medicaid or the Children's Health Insurance Program (with certain exceptions) report annually to HHS information related to "payments or other transfers of value" provided to U.S. "physicians" (defined to include doctors, dentists, optometrists, podiatrists and chiropractors); certain other "healthcare providers" (including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives); and "teaching hospitals." The Open Payments program also requires that manufacturers and applicable group purchasing organizations report annually to HHS ownership and investment interests held in them by physicians (as defined above) and their immediate family members. Manufacturers' reports are filed annually with the CMS by March 31, covering the previous calendar year. CMS posts disclosed information on a publicly available website annually by June 30.

There are also an increasing number of state laws that regulate or restrict pharmaceutical manufacturers' interactions with healthcare providers licensed in the respective states. Beyond prohibiting the provision of certain payments or items of value, these laws require pharmaceutical manufacturers to, among other things, establish comprehensive compliance programs, adopt marketing codes of conduct, file periodic reports with state authorities regarding sales, marketing, pricing, and other activities, and register/license their sales representatives. Laws require manufacturers to file reports regarding payments and items of value provided to health care providers (similar to the federal Open Payments program). Many of these laws contain ambiguities as to what is required to comply with the laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Given the lack of clarity with respect to these laws and their implementation, despite our best efforts to act in full compliance, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.

The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created several federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement about the delivery of or payment for healthcare benefits, items or services.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, from time to time some of our business activities are subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be in the future subject to penalties— including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private *qui tam* actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts including government contracts and the curtailment or restructuring of our operations— any of which could adversely affect our ability to operate our business and our results of operations. With respect to any of our products sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable privacy laws and post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs, and reporting of payments or transfers of value to healthcare professionals.

Controlled Substances

Sympazan, a clobazam lingual film product, is regulated as a Schedule IV controlled substance by the Drug Enforcement Administration ("DEA"). The DEA is the federal agency responsible for domestic enforcement of the Controlled Substances Act of 1970 ("CSA"). The DEA regulates controlled substances as Schedule I, II, III, IV and V substances. Schedule I substances, by definition, have high potential for abuse, no currently accepted medical use in the U.S., and lack accepted safety for use under medical supervision, and may not be marketed or sold in the U.S. except for research and industrial purposes. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Healthcare Data Privacy and Security Requirements

Our marketing and other data processing activities may be limited by data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations established standards for "covered entities," which are certain healthcare providers, health plans and healthcare clearinghouses, regarding the security and privacy of protected health information. While we are not a covered entity under HIPAA, many of our customers are, and this limits the information they can share with us. The Health Information Technology for Economic and Clinical Health Act ("HITECH") expanded the applicability of HIPAA's privacy, security, and breach notification standards. Among other things, HITECH makes HIPAA's security and breach standards (and certain privacy standards) directly applicable to "business associates," which are entities that perform certain services on behalf of covered entities involving the exchange of protected health information. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. While we do not currently perform any services that would render us a business associate under HIPAA/HITECH, it is possible that we may provide such services in the future and would be subject to the applicable provisions of HIPAA/HITECH. Finally, we are subject and are likely to be subject in the future to additional state privacy and security laws, regulations and other authorities, specifically including the California Consumer Privacy Act, which may limit our ability to use and disclose identifiable information for various purposes, and may impose requirements related to safeguarding such information, as well as reporting on breaches. While some of the data we process may be exempt from certain of these laws, other data may be covered, requiring compliance.

Human Capital

As of March 9, 2026, we had 53 full-time employees in the U.S. Our workforce primarily consists of professionals engaged in commercial operations, medical affairs, market access, regulatory, and corporate support functions. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppages. We believe that our employee relations are good.

Our core values are passion, integrity, professionalism, collaboration, and tenacity, which support our vision of improving lives through better medicine. Our human capital strategy is focused on attracting, developing, and retaining professionals needed to support our operations and long-term strategy. We aim to provide a workplace that promotes professional growth, collaboration, and engagement.

Key elements of our talent strategy include competitive compensation and benefits, comprehensive benefits and wellness programs, professional development opportunities, and flexible working arrangements to support productivity and work-life balance. Our compensation philosophy is designed to align employee incentives with company performance and shareholder value creation to motivate performance and support retention.

Our leadership team, including executive management and human resources, oversees human capital management programs that are designed to support employee development, maintain a safe and respectful workplace environment, and maintain compliance with employment laws.

We strive to maintain a culture built on accountability, integrity, collaboration, and innovation. We periodically review employee engagement and organizational effectiveness through internal feedback and surveys. Our Employee Handbook and Code of Business Conduct and Ethics outline our commitment to inclusion, where all employees are welcomed in an environment designed to make them feel comfortable, respected, and accepted. We have a set of policies explicitly setting forth our expectations for nondiscrimination and a harassment-free work environment. We are also an equal opportunity employer, and we seek to cultivate a highly collaborative, fast paced, and entrepreneurial culture.

Corporate Information

The address of our website is *http://www.assertiotx.com*. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other periodic Securities and Exchange Commission ("SEC") reports, along with amendments to those reports, as soon as reasonably practicable after we file the reports with the SEC. Website references are provided throughout this document for convenience. The content on the referenced websites does not constitute a part of and is not incorporated by reference into this Annual Report on Form 10-K.

RISK FACTOR SUMMARY

The following is a summary of the risks more fully described in "Item 1A. Risk Factors" in this Annual Report on Form 10-K that we believe are material to our investors and a reader should carefully consider them. Those risks are not all the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur.

Risks Related to Commercial Matters
- We may not be able to maintain attractive reimbursement of ROLVEDON through government programs such as Medicare and Medicaid.
- We may not be successful in driving the growth in sales and profitability of ROLVEDON.
- Failure to successfully commercialize our products could adversely impact our business, financial condition and results of operations.
- We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products and single source suppliers to manufacture our products.
- Competition from generics has adversely affected and could continue to have further adverse effects on our business.
- Commercial disputes may adversely affect the commercial success of our products.
- We may be unable to compete successfully in the pharmaceutical and biological product industry.
- We may be unable to negotiate acceptable pricing or obtain adequate reimbursement for our products.
- We may be impacted by our customer concentration.

Risks Related to Our Regulatory Environment
- We are impacted by changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical and biological product industry.
- We may fail to comply with applicable statutes or regulations.
- We may incur significant liability if it is determined that we are promoting or have promoted "off-label" use of our products.
- Healthcare reform may reduce our revenues, increase our expenses and impact our products.
- We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.
- Macroeconomic conditions can adversely impact our business and operations.

Risks Related to Our Business Development Activities
- We may not succeed in executing business development strategies, strategic partnerships, acquisitions of businesses, products or technologies, and investment opportunities, which will limit our business growth and prospects.
- Strategic transactions that fail to achieve the anticipated levels of revenue, synergies and profit growth will cause our business to suffer.
- Failure to integrate any business, product or technology we acquire.

Risks Related to Our Financial Position
- Our existing capital resources may not be sufficient to fund our future operations or execute attractive product acquisitions and strategic transactions.
- We may be unable to make interest payments on and repay our 2027 Convertible Notes.
- We have incurred operating losses in the past and may incur operating losses in the future.
- We have significant amounts of long-lived assets which depend upon future positive cash flows to support the values recorded in our balance sheet.
- We have significant amounts of inventory, and we have recognized inventory write-off charges in the past and may recognize write-off charges in the future.
- Our financial results are impacted by management's assumptions and use of estimates.
- We may not be able to adequately insure ourselves from product liability losses and other litigation liability.
- Our ability to use our net operating loss ("NOL") carryforwards may be limited.

Risks Related to Future Product Development
- Future product candidates may not be approved for marketing or, if approved, may not achieve market acceptance.
- We customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates, and we may not obtain necessary regulatory approvals.
- We are subject to risks associated with New Drug Applications we submit under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Risks Related to Share Ownership
- Our common stock may be delisted from The Nasdaq Capital Market if we are unable to maintain compliance with its continued listing standards.
- The market price of our common stock historically has been volatile.
- We are subject to risks from proxy contests or the actions of activist shareholders.
- We are subject to risks related to unsolicited takeover attempts in the future.
- Conversions of the 2027 Convertible Notes or future sales of our common stock could adversely impact the prices of the 2027 Convertible Notes and common stock.

Risks Related to our Corporate Organization and General Business Risks
- Our success is dependent in large part upon continued services of our executive management team.
- Our corporate structure may not prevent veil piercing or other similar claims.
- We may be unable to satisfy regulatory requirements relating to internal controls.
- Business interruptions can adversely impact our ability to operate our business.
- Data breaches and cyber-attacks can adversely impact our ability to operate our business.
- The use of new and evolving technologies may pose security and other risks to our sensitive data, and we may be exposed to reputational harm, other adverse consequences, and liability.

ITEM 1A. RISK FACTORS

In addition to other information in this Annual Report on Form 10-K, please consider the following discussion of factors that make an investment in our securities risky. The risks or uncertainties described in this Annual Report on Form 10-K can materially and adversely affect our business, reputation, stock price, results of operations, cash flows or financial condition. While the risks and uncertainties described below have been grouped under general risk categories, one or more of the categories may be applicable to the risk factors described. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones facing us. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also become important factors that can harm our business, reputation, stock price, results of operations, cash flows, or financial condition. Some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Risks Related to Commercial Matters

Sales of ROLVEDON depend on coverage and reimbursement from third-party payors, including under the Medicare Part B Average Sales Price ("ASP") payment methodology, and a failure to obtain or a reduction in the coverage and/or reimbursement for our products, including as a result of disputes with government agencies regarding our submitted ASP data for ROLVEDON, which is subject to assumptions that may be challenged, could have a material adverse impact on our product sales, business and results of operations.

Sales of ROLVEDON are dependent on the availability and extent of coverage and reimbursement, or level of reimbursement, from third-party payors, including government programs and private insurance plans. Governments and private payors may regulate prices, reimbursement levels and/or access to our products to contain costs or to affect levels of use. We rely in large part on the reimbursement of ROLVEDON through government programs such as Medicare and Medicaid in the U.S., and a failure to obtain or a reduction in the coverage and/or reimbursement for our products could have a material adverse effect on our product sales, business and results of operations. Failure to obtain, or a reduction in, coverage and/or reimbursement for our products may also lead to patients having to pay more or pay entirely out-of-pocket for ROLVEDON. If patients are unwilling to pay more or entirely out-of-pocket for ROLVEDON as a result of a reduction in, or lack of, coverage or reimbursement, it could have a material adverse effect on our product sales, results of operations, and cash flows.

Further, a substantial portion of our ROLVEDON business relies on reimbursement to customers by the U.S. federal government utilizing ROLVEDON's Medicare Part B ASP payment methodology, which declines based on discounts and other pricing concessions made by manufacturers. These discounts and other pricing concessions are necessary to remain competitive in the long-acting G-CSF market. Most of our products furnished to Medicare beneficiaries in both a physician office setting and hospital outpatient setting will be reimbursed under ASP payment methodology. ASP-based reimbursement of ROLVEDON under Medicare may be below, or could fall below, the cost that some medical providers pay for such products, which could materially and adversely affect sales of ROLVEDON. We also face risks relating to the reporting of pricing data that affect the U.S. reimbursement of and discounts for our products. ASP data are calculated by the manufacturer based on a formula defined by statute and regulation and are then submitted to the Centers for Medicare and Medicaid Services ("CMS"), the agency responsible for administering the Medicare program, on a quarterly basis.

CMS uses those ASP data to determine the applicable reimbursement rates for ROLVEDON under Medicare Part B. However, government price reporting and payment regulations are complex, and we are continually assessing the methods by which we calculate and report pricing in accordance with these requirements. The applicable statutes, regulations and guidance do not define specific methodologies for all aspects of reporting applicable data. As a result, we are required to apply our reasonable judgment to certain aspects of calculating ASP data and other government price reporting metrics. While we believe our methodologies for calculations are reasonable, such calculations are inherently subject to assumptions, including assumptions related to our efforts to consolidate operations and align ROLVEDON under a single subsidiary, Assertio Specialty. These calculations may be subject to review and challenge by various government agencies, which may disagree with our calculations. If our submitted ASP or other government price reporting data are incorrect, we may need to restate previously reported data and could become subject to substantial fines and penalties or other government enforcement actions, which could have a material adverse impact on our product sales, business and results of operations.

If we are not successful in driving the growth in sales and profitability of ROLVEDON, our business, financial condition and results of operations will be materially and adversely affected.

Our future success is highly dependent on the commercial success of ROLVEDON, and there is greater reliance on ROLVEDON sales and profitability for the Company. Any failure to successfully grow or maintain sales and profitability of ROLVEDON would likely have a material and adverse impact on our business. In addition, if any of the national distributors who previously participated in the large purchases of ROLVEDON in the third quarter of 2025 to ensure consistent supply of ROLVEDON (as noted in Item 1. Business above) do not purchase, or purchase less than, their historical volumes of ROLVEDON once sales of our newly labeled ROLVEDON commence, it would have a material adverse impact on our business. If the markets or patient subsets that we are targeting are not as significant as we estimate, or if we are unable to maintain and grow our market share or are unable to maintain or expand our pricing, we may not generate significant growth in revenues from sales of ROLVEDON. The commercial success of ROLVEDON depends on a number of factors, including the following:

- our ability to successfully execute a commercial strategy focusing on clinics and hospitals;
- patient demand for ROLVEDON;
- the extent to which the results from the ROLVEDON same-day dosing trial is recognized in the National Comprehensive Cancer Network guidelines, which may support or enhance our commercialization efforts;
- coverage and reimbursement from third-party payors;
- our partners' ability to consistently manufacture ROLVEDON on a timely basis and supply product to us on commercially acceptable terms;
- achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to ROLVEDON;
- the prevalence, duration and severity of potential side effects or other safety issues that patients may experience with ROLVEDON;
- the differentiation of ROLVEDON from other available approved or investigational drugs and treatments for patients with chemotherapy-induced neutropenia, and the willingness of physicians, operators of hospitals and clinics and patients to adopt and utilize ROLVEDON;
- our ability to establish and enforce intellectual property rights in and to ROLVEDON; and
- our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

If we are not successful in commercializing our products, our business, financial condition and results of operations will be materially and adversely affected.

If we are unable to successfully market our products, we will not be able to maintain or increase our revenues and our business, financial condition and results of operations will be materially and adversely affected. In addition to the risks discussed elsewhere in this section, our ability to successfully commercialize and generate revenues from our products depends on a number of factors, including, but not limited to, our ability to:

- develop and execute our sales, marketing and promotional strategies for our products;

- achieve, maintain and grow market acceptance of, and demand for, our products;
- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors;
- adapt our commercial strategies while minimizing disruption of relationships with prescribers and other decision-makers;
- maintain, manage or scale the necessary sales, marketing, manufacturing, managed markets and other capabilities and infrastructure that are required to successfully integrate and commercialize our products;
- obtain adequate supply of our products;
- maintain and extend intellectual property protection for our products; and
- comply with applicable legal and regulatory requirements.

We depend on one qualified supplier for the API in each of our products, and we depend on third parties that are single source suppliers to manufacture our products. Insufficient availability of our products, the API or other raw materials necessary to manufacture our products, or the inability of our suppliers to manufacture and supply our products on commercially reasonable terms, will adversely impact our sales and/or margins upon depletion of our API and product inventories.

We have one qualified supplier for the API in each of our products and have single source suppliers for the manufacture of our products. We do not have, and we do not intend to establish in the foreseeable future, internal commercial-scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for commercialization and clinical trials. Our dependence on third parties for the manufacture of our products and any future product candidates may adversely affect our ability to obtain such products on a timely or competitive basis, if at all. Any stock out, quality concern or failure to obtain sufficient supplies of our products, or the necessary APIs, excipients or components, from our suppliers, including as a result of disruptions to supplier operations resulting from factors such as supply chain delays, public health emergencies, climate events or political unrest, or failures by us to satisfy minimum order requirements due to declines in product demand or otherwise, would adversely affect our business, results of operations and financial condition.

We, our third-party manufacturers and our suppliers are subject to numerous regulations, including current FDA regulations governing manufacturing processes, stability testing, record keeping, product serialization and quality standards. Similar regulations are in effect in other countries. The manufacturing process for pharmaceutical products is highly regulated, and regulators may from time to time shut down manufacturing facilities that they believe do not comply with their regulations. Our third-party manufacturers and suppliers are independent entities who are subject to their own operational and financial risks which are out of our control. If we or any third-party manufacturer or supplier fails to perform as required or fails to comply with the regulations of the FDA and other applicable governmental authorities, or if our manufacturers and/or their suppliers demand higher prices, our ability to deliver adequate supplies of our products to our customers on a timely basis and on commercially reasonable terms, or to conduct clinical trials, could be adversely affected. For example, in October 2023, the drug product manufacturer for ROLVEDON demanded a significant price increase despite fixed pricing provisions in our supply agreement through the latter half of 2025. We renegotiated supply to meet our demands into 2027 and had to accept higher prices than were previously contracted for. Subsequently, on October 7, 2025, we entered into an amendment of the supply agreement that fixes the price that we pay for the remaining term of the agreement. Additionally, although we have fixed pricing with our contract manufacturer for INDOCIN suppositories through July 2028, we understand the API provider to our INDOCIN contract manufacturer has demanded a significant price increase to continue supplying API to our contract manufacturer on a purchase order basis. We may be subject to similar demands for higher prices from our suppliers in the future, which could adversely affect our business, results of operations and financial condition.

We are assessing the legal and business implications of these circumstances and cannot predict how they may ultimately be resolved. The manufacturing processes of our third-party manufacturers and suppliers may also be found to violate the proprietary rights of others. To the extent these risks materialize and adversely affect such third-party manufacturers' and/or suppliers' performance obligations to us, and we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers or suppliers, our business, results of operations and financial condition could be adversely affected.

A number of our products, including the INDOCIN products and Cambia, are facing competition from generics, which adversely affects our business. Approval of additional generic or biosimilar versions of our products would have a further adverse effect on our business.

At the present time, the FDA will not accept an application for a biosimilar or interchangeable product based on ROLVEDON as the reference biological product until four years after the date of first licensure of the reference product (i.e., September 2026), and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product (i.e., September 2034). However, during this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, provided that their application does not rely on the reference product or our data and is not submitted as a biosimilar application. If the patents covering ROLVEDON (which, not accounting for any patent term adjustment, patent term extension, or pediatric extensions that may be available, expire in 2039) are not upheld in litigation or if a biosimilar or other competing biologic is found not to infringe these patents, the resulting competition for ROLVEDON would have an adverse effect on our business, financial condition and results of operations.

Under the FDCA, the FDA can approve an abbreviated new drug application ("ANDA") for a generic version of a branded drug without the ANDA applicant undertaking the clinical testing necessary to obtain approval to market a new drug. In place of such clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product, in addition to any data necessary to establish that any difference in strength, dosage, form, inactive ingredients or delivery mechanism does not result in different safety or efficacy profiles, as compared to the reference drug.

There are no patents covering our INDOCIN products (which accounted for 16% and 21% of our Total revenues in 2025 and 2024, respectively), which allows a generic drug company to introduce a generic alternative for these drugs at any time. Over the past several years, generic versions of our INDOCIN products have been approved and launched, and as a result, we are currently facing competition from these generics. In addition, we are aware of other drug companies that have had interactions with regulatory agencies including the FDA relating to indomethacin, which could indicate the development of additional INDOCIN product generics or other formulations of indomethacin and, as a result, we could face competition from additional generics. As a result of the generic competition, net product sales of INDOCIN have declined as we have lost significant market share and have had to provide pricing concessions to certain customers.

In addition, we also face competition for INDOCIN products from hospitals and other institutions, including a 503B outsourcing facility (commonly referred to as a 503B compounder), which began compounding 100 mg indomethacin suppositories in 2022 in what we believe to be violation of state and federal requirements for new drugs and labeling requirements related to adequate directions for use. For a 503B compounder to qualify for exemptions from these state and federal requirements, the 503B compounder must meet certain conditions set forth in Section 503B of the FDCA. We believe that the 503B compounder compounding 100 mg indomethacin suppositories does not meet these conditions. While indomethacin is included on the FDA's Category 1 list of bulk substances it is evaluating, it is not on the FDA's list of bulk substances for which there is a clinical need and INDOCIN suppositories are not on the FDA's drug shortage list either. We also believe that the 100 mg indomethacin suppositories being compounded are essentially a copy of our FDA-approved INDOCIN suppositories. We cannot guarantee that we will be successful in causing the 503B compounder to discontinue sales of its unapproved indomethacin suppository product. We filed an unfair competition lawsuit in the U.S. District Court (Southern District of Texas) against this 503B compounder, which was dismissed on September 27, 2023. We appealed this decision, and on April 10, 2025, the Fifth Circuit Court of Appeals reversed the dismissal in our favor. Thereafter, following the 503B compounder's petition for certiorari, on January 12, 2026 the U.S. Supreme Court invited the U.S. Solicitor General to file a brief expressing the views of the U.S., which is still pending.

With respect to CAMBIA, which is included in Other net product sales, generic versions of this product have been approved and launched in the U.S. and as a result, we currently face competition from generic versions of CAMBIA. In addition, our partner Searchlight, commercializes a specific formulation of CAMBIA in Canada. The patents underlying the license agreement that we have with Searchlight expire in June 2026, and we anticipate that there will be generic competition in Canada after the patents expire, or the earlier negotiated launch of generics in Canada in connection with the settlement of patent litigation. As a result, we anticipate the amount of royalty revenue earned under the license agreement could be reduced to zero beginning in the third quarter of 2026.

The introduction of known and potential additional generic versions of our products, as well as sales of indomethacin suppositories by compounders, or disclosure of ANDA filings and/or similar applications in respect to any of our products, have and in the future could adversely impact our business, financial condition, results of operations and stock price. Moreover, if the patents covering Sympazan (which expire in 2040) are not upheld in litigation or if a generic competitor is found not to infringe these patents, the resulting generic competition for Sympazan would have a further adverse effect on our business, financial condition and results of operations.

Our commercialization, collaborative and/or licensing arrangements may give rise to disputes over commercial terms, contract interpretation and ownership or protection of our intellectual property and may adversely affect the commercial success of our products.

We currently have, or have had in the past, collaboration or license arrangements with a number of companies, including commercialization or collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements.

Commercialization, collaborative and licensing arrangements are generally complex and can give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations. Such disputes have arisen in the past from time to time and, if they arise again could delay collaborative research, development or commercialization of potential products, and can lead to lengthy, expensive litigation or arbitration. The terms of such arrangements may also limit or preclude us from commercializing products or technologies developed pursuant to such collaborations. Additionally, the commercialization, collaborative or licensing partners under these arrangements might breach the terms of their respective agreements or fail to maintain, protect or prevent infringement of the licensed patents or our other intellectual property rights by third parties. Moreover, negotiating commercialization, collaborative and/or licensing arrangements may cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs. Any failure by our commercialization, collaborative, or licensing partners to abide by the terms of their respective agreements with us (including their failure to accurately calculate, report or pay any royalties payable to either us or a third party or their failure to repay, in full or in part, either any outstanding receivables or any other amounts for which we are entitled to reimbursement) may adversely affect our results of operations.

We are not always able to enter into commercialization, collaborative or licensing arrangements on acceptable terms, which can harm our ability to develop and commercialize our current and potential future products and technologies. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

- any parallel development by a commercialization or collaborative partner of competitive technologies or products;

- arrangements with commercialization or collaborative partners that limit or preclude us from developing products or technologies;

- failure by a commercialization or collaborative partner to devote sufficient resources to the development and commercial sales of products using our current and potential future products and technologies; or

- premature termination of a commercialization or collaboration agreement or the inability to renegotiate existing agreements on favorable terms.

Our commercialization, collaborative or licensing arrangements do not necessarily restrict our commercialization, collaborative or licensing partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future commercialization, collaborative or licensing partners may pursue existing or other development-stage products or alternative technologies in preference to those being commercialized or developed in collaboration with us.

In addition, contract disputes with customers or other third parties may arise from time to time. Our commercialization, collaborative, or licensing partners, or customers or other third parties, may also terminate their relationships with us or otherwise decide not to proceed with the development, commercialization or purchase of our products.

We and our commercial partners may be unable to compete successfully in the pharmaceutical and biological product industry.

Competition in the pharmaceutical and biological product industry is intense and we expect competition to increase. Competing products currently under development or developed in the future may prove superior to our products. These products under development, along with currently approved and marketed products, may achieve greater commercial acceptance than our products. Most of our principal competitors have substantially greater financial, sales, marketing, personnel and research and development resources than we and our commercial partners do.

ROLVEDON is a novel long-acting G-CSF that employs a proprietary technology that is designed to prolong the duration of biologics, reducing the frequency of administration. Currently, two other novel long-acting G-CSF and six biosimilar G-CSFs marketed in the U.S. compete with ROLVEDON. In addition, there is one molecular entity that has been approved by the FDA but is not currently marketed that may compete with ROLVEDON.

INDOCIN products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics.

Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and changes in diet.

SPRIX competes with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics. We face and will continue to face competition from other companies in the pharmaceutical, medical devices and drug delivery industries with respect to SPRIX and INDOCIN products.

CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA starting in January 2023.

If we are unable to negotiate acceptable pricing or obtain adequate reimbursement for our products from third-party payors, our business will suffer.

Sales of our products depend significantly on the availability of acceptable pricing and adequate reimbursement from third-party payors such as:

- government health administration authorities;
- private health insurers;
- health maintenance organizations;
- managed care organizations;
- pharmacy benefit management companies; and
- other healthcare-related organizations.

If reimbursement is not available for our products or any future product candidates, demand for our products may be limited. Further, any delay in receiving approval for reimbursement from third-party payors could have an adverse effect on our future revenues.

Third-party payors frequently require pharmaceutical companies to negotiate agreements that provide discounts or rebates from list prices and that protect the payors from price increases above a specified annual limit. We have agreed to provide such discounts and rebates to certain third-party payors, and expect increasing pressure to offer larger discounts and rebates or discounts and rebates to a greater number of third-party payors to maintain acceptable reimbursement levels for and access to our products for patients at co-pay levels that are reasonable and customary. Consolidation among large third-party payors may increase their leverage in negotiations with pharmaceutical companies. If we are forced to provide additional discounts and rebates to third-party payors to maintain acceptable access to our products for patients, our results of operations and financial condition could be adversely affected. If third-party payors or wholesalers do not accurately and timely report the eligibility and utilization of our products under discounted programs, our reserves for rebates or other amounts payable to third-party payors may be lower than the amount we are invoiced and we may be required to dispute the amount payable, which would adversely affect our business, financial condition and results of operations. For example, we have had, and continue to have, disputes with managed care providers over rebates related to our products. Even when rebate claims made by such managed care providers are without merit, we may be forced to pay such disputed amounts to the extent our failure to do so could otherwise adversely impact our business, such as our ability to maintain a favorable position on such provider's formulary. In addition, if competitors reduce the prices of their products, or otherwise demonstrate that they are better or more cost effective than our products, this may result in a greater level of reimbursement for their products relative to our products, which would reduce sales of our products and harm our results of operations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that such third-party payor will pay for the product once coverage is approved. Third-party payors have in the past and may in the future limit coverage to specific products on an approved list, or formulary, which might not include all the approved products for a particular indication, including one or more of our products. Any third-party payor decision not to approve pricing for, or provide adequate coverage and reimbursement of, our products, including by reducing, limiting or denying reimbursement for new products or excluding products that were previously eligible for reimbursement, would limit the market acceptance and commercial prospects of our products and harm our business, financial condition and results of operations. In addition, any third-party payor decision to impose restrictions, limitations or conditions on prescribing or reimbursement of our products, including on the dosing or duration of prescriptions for our products, would harm our business, financial condition and results of operations.

Our customer concentration can materially adversely affect our financial condition and results of operations.

We sell a significant amount of our products to a limited number of independent wholesale drug distributors. If we were to lose the business of one or more of these distributors, if any of these distributors failed to fulfill their obligations, if any of these distributors experienced difficulty in paying us on a timely basis, or if any of these distributors negotiated lower pricing or extended payment terms, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Risks Related to Our Regulatory Environment

We are subject to risks from changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry, which can adversely affect our business, financial condition and results of operations.

The manufacture, marketing, sale, promotion, and distribution of our products are subject to comprehensive government regulation. In addition, the recent change in U.S. federal administration has led and is expected to continue to lead to changes in the leadership of various U.S. federal regulatory agencies and changes or proposed or threatened changes to U.S. federal government policy that have led to, in some cases, legal challenges as well as uncertainty around the funding, functioning and policy priorities of U.S. federal regulatory agencies and the status of current and future regulations. U.S. federal government policy changes have included seeking to temporarily broadly halt federal funding, seeking to aggressively downsize the U.S. federal government's workforce and instructing federal agencies to re-prioritize or to cease operating or enforcing certain laws or regulations. We are unable to predict the extent to which the current U.S. federal administration may impose or seek to impose leadership or policy changes at the U.S. federal regulatory agencies responsible for regulating our business or changes to rules and policies impacting our operations. Any such changes could impose additional costs, require the attention of senior management or result in other changes to or limitations on our business. Government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA, CMS and other related government agencies. These budgetary pressures may reduce the FDA's and CMS's ability to perform their responsibilities. For example, the U.S. government shut down in October 2025. During that shutdown, the FDA was not able to accept applications for new drugs, generics, biologics, biosimilars or medical devices that require payment of a user fee. Any delay in the acceptance, review or approval of our investigational new drug applications ("INDs"), clinical trial applications, marketing applications (including NDAs/BLAs and supplements), or facility inspections could delay or increase the cost of our clinical trials, manufacturing scale-up, product launches or post-approval changes. Prolonged U.S. federal government shutdowns could materially delay our regulatory timelines, clinical development, reimbursement decisions and access to capital. Impacts of the government shutdown on CMS, including a pause on most certification, survey activities, delayed rule-making, and a temporary hold on some Medicare claims payments, may also impact our ability to obtain acceptable pricing or adequate reimbursement for our products from such government health programs and our business could be adversely affected.

The regulatory actions described above, as well as the related litigation and investigations, not only create financial and operational pressure on us, but could also put pressure on other companies in our industry and with which we have contractual arrangements. Such pressures could negatively impact our contractual counterparties and may give rise to contract cancellations, breaches or rejections in bankruptcy. Furthermore, in the event that a contract counterparty seeks to reject a contract, we may have an unsecured claim for damages, which may not be paid in full (if at all), and we may be forced to return payments made within 90 days of the date of filing for bankruptcy protection. If any of these events should occur, it may have a material adverse effect on our business, financial condition and results of operations.

Our products, including the marketing of our products, is subject to substantial regulation in the U.S. and any failure by us or our commercial and collaborative partners to comply with applicable statutes or regulations can adversely affect our business.

Our current marketing activities associated with our products, as well as marketing activities related to any other products that we may acquire, or for which we or our collaborative partners obtain regulatory approval, are and will be subject to numerous federal and state laws governing the marketing and promotion of pharmaceutical and biological products. The FDA regulates post-approval promotional labeling and advertising to ensure that they conform to statutory and regulatory requirements. In addition to FDA restrictions, the marketing of prescription drugs is subject to laws and regulations prohibiting fraud and abuse under government healthcare programs. For example, the federal healthcare program anti-kickback statute ("Anti-Kickback Statute") prohibits giving things of value to induce the prescribing or purchase of products that are reimbursed by federal healthcare programs, such as Medicare and Medicaid. Our arrangements and practices may not, in every case, meet all criteria for applicable exceptions and/or safe harbors for the Anti-Kickback Statute, and thus would not be immune from prosecution under the statute. Additionally, the Anti-Kickback Statute and similar state laws are subject to differing interpretations and may contain ambiguous requirements or require administrative guidance for implementation. Finally, some of the safe harbor rules are currently under review for potential revision and may be revised in the future. Given this, our activities could be subject to the penalties under the Anti-Kickback Statute and similar authorities. In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Under these laws, in recent years, the federal government has brought claims against drug manufacturers alleging that certain marketing activities caused false claims for prescription drugs to be submitted to federal programs. Many states have similar statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, and, in some states, such statutes or regulations apply regardless of the payor.

Governmental authorities may also seek to hold us responsible for any failure of our commercialization or collaborative partners to comply with applicable statutes or regulations. If we, or our commercial or collaborative partners, fail to comply with applicable FDA regulations or other laws or regulations relating to the marketing of our products, we could be subject to criminal prosecution, civil penalties, seizure of products, injunctions and exclusion of our products from reimbursement under government programs, as well as other regulatory or investigatory actions against our future product candidates, our commercial or collaborative partners or us.

We are subject to numerous ongoing regulatory requirements and continual review with respect to products that have obtained regulatory approval. In addition, the discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation and inspection, including compliance with FDA regulations governing cGMP. The FDCA, the Public Health Services Authority, the Controlled Substance Act of 1970 and other federal and foreign statutes and regulations govern and influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. In addition, we and our partners are also subject to ongoing DEA regulatory obligations, including annual registration renewal, security, record keeping, theft and loss reporting, periodic inspection and annual quota allotments for the raw material for commercial production of our products. The failure to comply with these regulations could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, non-renewal of marketing applications or authorizations or criminal prosecution, which could adversely affect our business, results of operations and financial condition.

We are also required to report adverse events associated with our products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns could result in labeling changes, recalls, market withdrawals or other regulatory actions. Recalls may be issued at our discretion or at the discretion of the FDA or other empowered regulatory agencies.

We may incur significant liability if it is determined that we are promoting or have in the past promoted the "off-label" use of our products.

Companies may not promote drugs for "off-label" use—that is, uses that are not described in the product's labeling and that are not consistent with those approved by the FDA. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across some medical specialties. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDCA and FDA regulations restrict communications on the subject of off-label uses of drug products by pharmaceutical companies. The Office of Inspector General of the U.S. Department of Health and Human Services, the FDA, and the DOJ all actively enforce laws and regulations prohibiting promotion of off-label use and the promotion of products for which marketing clearance has not been obtained. If any regulatory agencies open investigations or bring actions against us that result in a finding that we engaged in wrongdoing, including sales and marketing practices for our former, current and/or future products that violate applicable laws and regulations, we would be subject to significant liabilities.

Such liabilities would damage our reputation, divert management's attention from our business operations, and harm our business, financial condition and results of operations.

Healthcare reform can reduce our revenues, increase our expenses and adversely affect the commercial success of our products.

There have been, and there will continue to be, legislative, regulatory and third-party payor proposals to change the healthcare system in ways that could impact our ability to commercialize our products profitably. We anticipate that the federal and state legislatures and the private sector will continue to consider and may adopt and implement healthcare policies, such as the IRA and ACA, intended to curb rising healthcare costs. These cost-containment measures may include, among other measures: requirements for pharmaceutical companies to negotiate prescription drug prices with government healthcare programs; controls on government-funded reimbursement for drugs; new or increased requirements to pay prescription drug rebates to government healthcare programs, including if drug prices increase at a higher rate than inflation; controls on healthcare providers; challenges to or limits on the pricing of drugs, including pricing controls or limits or prohibitions on reimbursement for specific products through other means; requirements to try less expensive products or generics before a more expensive branded product; and public funding for cost effectiveness research, which may be used by government and private third-party payors to make coverage and payment decisions.

For example, the ACA includes numerous provisions that affect pharmaceutical companies, including provisions intended to expand healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The ACA also imposes substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit and an annual fee imposed on all manufacturers of brand prescription drugs in the U.S. The ACA also requires increased disclosure obligations and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics and contains cost-containment measures that could reduce reimbursement levels for pharmaceutical products. The ACA also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to certain U.S. healthcare providers (including, but not limited to, physicians, physician assistants, nurse practitioners, dentists, optometrists, podiatrists, chiropractors and other healthcare providers) and teaching hospitals and to report this data to the CMS annually for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

In addition, the IRA contains provisions intended to lower beneficiary drug spending. The IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, beginning in 2024, the IRA eliminates the 5% coinsurance for catastrophic coverage under Medicare Part D; and in 2025, the IRA capped the beneficiary annual out-of-pocket expenditure and required new mandatory manufacturer discounts. Since its enactment, CMS has taken steps to implement various provisions of the IRA, including negotiating and publishing maximum fair prices for drugs selected under the IRA's negotiation framework. The ultimate impact of the IRA's drug pricing provisions on the pharmaceutical industry, including on pricing, reimbursement, and market dynamics, remains uncertain.

Legislative and regulatory efforts to implement drug pricing reforms, including MFN models, can adversely affect our business, if implemented. For example, in May 2025, the President of the United States issued an executive order instructing the executive branch to communicate MFN price targets to pharmaceutical manufacturers, aiming to align prices with those in comparably developed nations. In December 2025, CMS subsequently proposed new mandatory demonstration payment models, including the Global Benchmark for Efficient Drug Pricing ("GLOBE") for Medicare Part B and Guarding U.S. Medicare Against Rising Drug Costs ("GUARD") for Medicare Part D under its Center for Medicare and Medicaid Innovation ("CMMI") authority. If finalized, the GLOBE and GUARD models would impose additional mandatory rebates on manufacturers of certain Medicare Part B and Medicare Part D drugs, for select Medicare populations intended to represent 25% of Medicare patients, if the Medicare prices for such products exceed those paid in economically comparable countries. Both the GLOBE and GUARD models would be tested over a 5-year performance period and would run through 2031, with rebate invoicing and reconciliation continuing into 2033. If these models are finalized as proposed under CMMI authority, we could be required to pay additional rebates on products reimbursed by Medicare for ROLVEDON for the covered populations during the applicable model periods. These proposed reforms create uncertainty for our business, and they remain subject to change through potential legal challenges or subsequent rulemaking or sub-regulatory guidance. While we are unable to predict whether any pending or future reforms may be adopted, if such reforms are adopted they could lower our pricing, which would have a material negative impact on our competitive position in the market, our sales levels and our profitability.

In addition, while we are not currently engaged in a significant number of clinical trials at this time, if that changes and we are unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted. For example, in December 2022, with the passage of Food and Drug Omnibus Reform Act ("FDORA"), Congress required sponsors to develop and submit a Diversity Action Plan ("DAP") for each Phase 3 clinical trial or any other "pivotal study" of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of DAPs are specified in FDA guidance. In January 2025, in response to an Executive Order issued by the President of the United States on Diversity, Equity and Inclusion programs, the FDA removed this draft guidance from its website. This action raises questions about the applicability of statutory obligations to submit DAPs and the agency's current thinking on best practices for clinical development.

Any new laws or regulations that have the effect of imposing additional costs or regulatory burden on pharmaceutical manufacturers, or otherwise negatively affect the industry, could adversely affect our ability to successfully commercialize our products and any future product candidates. The implementation of any price controls, caps on prescription drugs or price transparency requirements, whether at the federal level or state level, could adversely affect our business, operating results and financial condition.

We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies, and to preserve our trade secrets. Our policy is to seek to protect our proprietary rights by, among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. We hold patents in the U.S. and in foreign countries. In addition, we may pursue patent applications relating to our technologies in the U.S. and abroad. Any such patent applications may lack priority over other applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. We also rely on trade secrets and proprietary know-how, which are difficult to protect. We seek to protect such information, in part, by entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing other patents or intellectual property rights. We are not aware of any such intellectual property claims directly against us. However, the pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights. Patents issued to third parties in the future could be asserted against us, although we believe that we do not infringe any valid claim of any patents. If claims concerning any of our products were to arise and it was determined that these products infringe a third party's proprietary rights, we or our commercial partners could be subject to substantial damages for past infringement or could be forced to stop or delay activities with respect to any infringing product, unless we or our commercial partner, as applicable, can obtain a license, or our product may need to be redesigned so that it does not infringe upon such third party's patent rights, which may not be possible or could require substantial funds or time. Such a license may not be available on acceptable terms, or at all. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which could give our competitors access to the same intellectual property. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

Macroeconomic conditions can materially impact our business and operations.

Adverse economic conditions, including inflationary pressures, economic slowdown or recession, relatively high interest rates, government shutdowns, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotechnology areas), potential U.S. federal government shutdowns, geopolitical conflicts, financial institution instability and similar events beyond our control can affect our business and financial results. For instance, recent supply chain constraints have led to higher inflation, which if sustained could have a negative impact on the acquisition of our APIs or the cost to manufacture and purchase our products, as well as our business and results of operations. If inflation or other factors were to significantly increase our business costs or the costs of the manufacturers we use to manufacture our products, our ability to purchase our APIs or our products may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations, business development efforts and other business plans. Similarly, these macroeconomic factors could affect the ability of our third-party suppliers to supply our APIs and our manufacturers to manufacture our products cost effectively. For example, in September 2025, the U.S. announced plans to impose up to 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity (the "Pharma Tariffs"). Certain major drug producers and manufacturers have negotiated or are in negotiations with the U.S. federal administration to receive relief from such tariffs. While implementation of the Pharma Tariffs is subject to uncertainty, there is a possibility that the Pharma Tariffs could impact the cost at which we purchase the APIs or other components for our products. Current and threatened tariffs are subject to implementation or change with little notice. For example, the U.S. Supreme Court ruled in February 2026 that certain tariffs imposed by the U.S. federal government under the International Emergency Economic Powers Act exceeded presidential authority and therefore are invalid. However, tariffs imposed under different statutes (including the Pharma Tariffs, if implemented) were not directly impacted by the decision and therefore remain in place. The scope and durability of existing and future tariffs remain uncertain, and any potential impact on our business is unclear at this time. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. New tariffs (including potential tariffs on imported pharmaceuticals into the U.S.) and greater restrictions on trade generally may be imposed. Concerns also remain around the social, political and economic impacts of the changing political landscape in Europe and elsewhere. Broader geopolitical tensions remain high among the U.S. Russia, China and across the Middle East. Given the international scope of our supply chain, any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, can have a material adverse effect on our business, financial condition, cash flows and results of operations and can cause the market value of our common shares and/or debt securities to decline.

Risks Related to Our Business Development Activities

Our success is dependent on our ability to successfully execute business development strategies, strategic partnerships, acquisitions of businesses, product candidates, products, or technologies, and investment opportunities to build and grow for the future. Our failure or inability to do so will limit our business growth and prospects.

Over the past several years, we have actively pursued and executed several opportunistic business development and strategic transactions designed to grow our revenues and profits and improve our balance sheet, with varying levels of success. Successfully identifying and executing on such business development and strategic transactions is not easily achievable and depends on several factors, including, but not limited to, the availability and willingness of other parties to transact on terms we find attractive and our ability to fund such transactions from our existing cash flows or raise funds from third parties. If we are unable to find attractive opportunities, finance them and successfully execute and integrate such acquisitions, our business growth and prospects will be adversely impacted.

Our ability to fund our business development strategies may be limited by the financial resources we are able to obtain, which may restrict our ability to pursue, fund and complete acquisitions or other strategic transactions. We may be unable to finance potential transactions from existing cash flows, and there can be no assurance that we will be able to raise necessary third-party financing on acceptable terms or at all. As a result, we may forgo or be unable to complete attractive business development opportunities, or we may be required to accept less favorable terms, thereby limiting our ability to enhance or expand our product portfolio. This would further adversely impact our business growth and prospects.

An important element of our business strategy is to actively seek to acquire product candidates, products, technologies or companies and to in-license or seek co-promotion rights to additional products. In the past, we have acquired ROLVEDON, Otrexup, Sympazan, CAMBIA, the INDOCIN products, SPRIX, NUCYNTA and NUCYNTA ER (both NUCYNTA products were subsequently divested to Collegium in February 2020 and we ceased commercializing Otrexup in July 2025). We cannot be certain that we will be able to successfully identify, pursue, finance and complete any future acquisitions or whether we would be able to successfully obtain regulatory approvals and launch, if applicable, integrate or develop any acquired business, product candidate, product or technology, successfully commercialize and realize the anticipated benefits from acquired products or retain any key employees. If we are unable to enhance and broaden our product offerings, our business and prospects will be limited.

In addition, if our executive management team is not able to develop, implement and execute successful business development strategies and plans to maintain and increase our product revenues in a timely manner, our business, financial condition and results of operations will be materially and adversely affected, and the existing business may be required to take further steps to reduce its costs at some point in time. It may take time for our executive management team, despite their significant industry-related experience, to develop, implement and execute our business strategies and plans.

Further, our future business strategies and plans may differ materially, or may continue to evolve, from those we previously pursued. If our business strategies and plans, or our efforts to realize future operational efficiencies, cause disruption in our business or operations or do not achieve the level of success or results we anticipate, our business, financial condition and results of operations will be materially and adversely affected.

Strategic transactions that fail to achieve the anticipated levels of revenue, synergies and profit growth will cause our business to suffer.

We seek to engage in strategic transactions with third parties, such as product acquisitions, strategic partnerships, joint ventures, business combinations or divestitures. We face significant competition in seeking potential strategic partners and transactions, and the negotiation process for acquiring any product or engaging in strategic transactions can be time-consuming and complex. Engaging in strategic transactions, such as acquisitions of product rights, businesses combinations and divestitures, and commercialization arrangements, have in the past and may in the future require us to incur non-recurring and other charges, increase our near- and long-term expenditures, pose integration challenges and fail to achieve the anticipated results or synergies or distract our management and business, which may harm our business.

As part of an effort to acquire a product candidate, product or company or to enter into other strategic transactions, we conduct due diligence with the goal of identifying, evaluating and assessing material risks involved in the transaction. However, it is not possible to ascertain, evaluate and accurately assess all potential risks, which may impact our ability to realize the intended advantages of the transaction. We also assume liabilities and legal risks in connection with a transaction, including those relating to activities of the seller prior to the consummation of the transaction and contracts that we assume. Failure to realize the expected benefits from acquisitions or strategic transactions that we may consummate, or that we have completed, such as those described above, whether as a result of identified or unidentified risks, integration difficulties, regulatory setbacks, governmental investigations, independent actions of or financial position of our collaborative partners, litigation or other events, could adversely affect our business, results of operations and financial condition.

These factors, many of which are beyond our control, could delay or prevent the achievement of our business objectives and cause our business, financial condition and results of operations to be materially and adversely affected.

Failure to integrate any business, product or technology we acquire, will cause our business, financial condition and operating results to suffer.

Integrating any business, product or technology we acquire is expensive and time-consuming and can disrupt and adversely affect our ongoing business, including product sales, and distract our management. Our ability to successfully integrate any business, product or technology we acquire depends on a number of factors, including, but not limited to, our ability to:

- maintain existing agreements with customers, suppliers, distributors and vendors, avoid delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leverage relationships with such third parties;
- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors with respect to any acquired product;
- maintain and increase sales of our existing products;
- establish or manage the transition of the manufacture and supply of any acquired product, including the necessary active pharmaceutical ingredients, excipients and components;
- integrate and unify the offerings and services available to customers;
- integrate the owned and licensed technologies from third parties;
- integrate personnel from the acquired business;
- combine our and the acquired business' operations and corporate functions, if any;
- address possible differences in business backgrounds, corporate cultures and management philosophies, if any;

- meet the capital requirements of the acquired business in a manner that permits us to achieve any cost savings or other synergies anticipated to result from the acquisition;

- identify and add the necessary sales, marketing, manufacturing, regulatory and other related personnel, capabilities and infrastructure that are required to successfully integrate any acquired business, product or technology;

- minimize the disruption and distraction of our management and other employees in connection with the integration of any acquired business, product or technology;

- harmonize our and the acquired business' operating practices, compensation programs, internal controls and other policies, processes and procedures;

- manage the transition and migration of all commercial, financial, legal, clinical, regulatory and other pertinent information relating to any acquired business, product or technology;

- identify and eliminate redundant and underperforming functions and assets;

- comply with legal, regulatory and contractual requirements applicable to any acquired business, product or technology; and

- maintain and extend intellectual property protection for any acquired product or technology.

If we are unable to perform the above functions or otherwise effectively integrate any acquired businesses, products or technologies, our business, financial condition and operating results will suffer.

Risks Related to Our Financial Position

Our existing capital resources may not be sufficient to fund our future operations or product acquisitions and strategic transactions that we may pursue.

We fund our operations primarily through our existing capital resources and operating cash flows and do not have any committed sources of capital. To the extent that our existing capital resources and operating cash flows are insufficient to fund our future operations, including our litigation-related costs, product acquisitions and strategic transactions that we may pursue, we will have to seek to raise additional funds through the sale of our equity securities, through additional debt financing, from development and licensing arrangements and/or from the sale of assets. We may be unable to raise such additional capital on a timely basis and on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in dilution of our shareholders' equity positions.

Our failure to generate sufficient cash flow from our business to make payments on our debt would adversely affect our business, financial condition and results of operations. Our indebtedness could limit our ability to incur additional debt to fund our operations.

We have $40 million aggregate principal amount outstanding under our 6.5% Convertible Senior Notes, which mature on September 1, 2027, with interest payable semi-annually in arrears on March 1 and September 1 of each year (the "2027 Convertible Notes"). Holders of the 2027 Convertible Notes will have the right to require us to repurchase their 2027 Convertible Notes for cash upon the occurrence of a "fundamental change," as defined in the indenture for the 2027 Convertible Notes, and we may elect to settle all or a portion of the conversion obligation of the 2027 Convertible Notes in cash. Our ability to make scheduled payments of the principal of, to pay interest on, to offer to repurchase the 2027 Convertible Notes upon a fundamental change as defined in the indenture for the 2027 Convertible Notes, or to refinance the 2027 Convertible Notes and any additional debt obligations we may incur depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Any failure to generate sufficient cash flow to satisfy our obligations under the 2027 Convertible Notes or any future indebtedness could lead to a default under the 2027 Convertible Notes or such indebtedness.

The indenture for the 2027 Convertible Notes contains covenants limiting our ability in the future to secure our or our subsidiaries' assets or have our subsidiaries issue guarantees without equally and ratably securing or guaranteeing the 2027 Convertible Notes. These covenants may make it more difficult for us to incur indebtedness to fund our operations on attractive terms or at all.

We may seek to refinance all or a portion of our outstanding indebtedness in the future. Any such refinancing would depend on the capital markets and business and financial conditions at the time, which could affect our ability to obtain attractive terms if or when desired or at all.

In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences to our business. For example, it could:

- limit our ability to borrow additional amounts for working capital and other general corporate purposes, including funding possible acquisitions of, or investments in, new and complementary businesses, products and technologies, which is a key element of our corporate strategy;
- make it more difficult for us to meet our payment and other obligations under our indebtedness;
- require the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including working capital, business development activities, any future clinical trials and/or research and development, capital expenditures and other general corporate purposes;
- result in other events of default under our indebtedness, which events of default could result in all our debt becoming immediately due and payable;
- make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
- put us at a disadvantage compared to our competitors who have less debt.

Any of these factors can adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred net losses in many of the years of our existence, including in the past three years. We may incur operating losses in future years. Any such losses may have an adverse impact on our total assets, shareholders' equity and working capital.

We have significant amounts of long-lived assets which depend upon future positive cash flows to support the value recorded in our balance sheet. We have recognized impairment charges in the past and may recognize impairment charges in the future should actual financial results differ materially from our projections.

Our consolidated balance sheet contains significant amounts of long-lived assets, including intangible assets representing the product rights which we have acquired, which have a total net carrying value of $48.9 million as of December 31, 2025. The net carrying amount of our product rights intangible assets related to ROLVEDON and Sympazan are $34.7 million and $10.7 million, respectively, as of December 31, 2025. We review the carrying value of our long-lived assets when indicators of impairment are present. Conditions that could indicate impairment of long-lived assets include, but are not limited to, our market capitalization declining below the book value of our equity, a significant adverse change in market conditions, significant competing product launches by our competitors, a significant adverse change in the manner in which the long-lived asset is being used, and adverse legal or regulatory outcomes.

During each quarter of 2025 and 2024, our market capitalization was below the book value of our equity, which management determined represented an indicator of impairment with respect to our long-lived assets. For the three months ended September 30, 2025, we also recognized an additional indicator of impairment in our SPRIX asset group related to a change in the expected timing of cash flows from SPRIX net product sales. Applying the relevant accounting guidance, we first assessed the recoverability of our long-lived assets at the product level at each date.

For the assessment performed for the three months ended September 30, 2025, we determined that the undiscounted cash flows and the fair value of the SPRIX asset group were less than its carrying value and recognized an impairment for this asset group of $1.7 million during the third quarter of 2025, reducing its carrying value to $4.6 million.

For the assessment performed for the three months ended December 31, 2024, we determined that the estimated undiscounted cash flows and fair value of the Otrexup asset group were less than its carrying value and recognized an impairment for this asset group of $5.2 million during the fourth quarter of 2024, reducing its carrying value to zero.

For all the assessments for our other asset groups performed during each quarter in 2025 and 2024, we determined that the estimated undiscounted cash flows were in excess of the carrying amounts for all our long-lived asset groups at each impairment testing date. Accordingly, we concluded that the long-lived asset groups were fully recoverable and no adjustment to their carrying values was required.

In performing our impairment tests, which assess the recoverability of our assets, we utilize our future projections of cash flows. Projections of future cash flows are inherently subjective and reflect assumptions that may or may not ultimately be realized. Significant assumptions utilized in our projections include, but are not limited to, our evaluation of the market opportunity for our products, the current and future competitive landscape and resulting impacts to product pricing, future regulatory actions, planned strategic initiatives and the realization of benefits associated with our existing patents. Given the inherent subjectivity and uncertainty in projections, we could experience significant unfavorable variances in future periods or revise our projections downward. This would result in an increased risk that our long-lived assets may be impaired. Any future impairments could have a material adverse effect on our financial condition and results of operations.

We have significant amounts of inventory, and we have recognized inventory write-off charges in the past and may recognize write-off charges in the future.

Inventories are stated at the lower of cost or net realizable value, with cost determined by specific manufactured lot. Inventories consist of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs. We review for potentially excess, dated or obsolete inventories based on an analysis of inventory on hand and projected demand, as well as inventory that may not be salable because it does not meet our quality standards. We write down the value of potentially excess, dated or obsolete inventory, or inventory with quality issues impacting its salability, when evidence of these conditions exist. For the years ended December 31, 2025 and 2024, we recognized $4.5 million and $9.0 million of inventory write-downs, respectively. We may recognize inventory write-downs in the future based on changes in projected demand, continuing quality issues and/or other factors that we are not yet aware, any of which could have an adverse effect on our financial condition, results of operations or cash flows.

Our financial results are impacted by management's assumptions and use of estimates.

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in determining items such as product returns, rebates, evaluation of impairment of intangible assets, amounts recorded in connection with acquisitions and taxes on income. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of our business and operations, actual results could differ materially from these estimates. For additional information, please refer to the Critical Accounting Policies and Significant Estimates section within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face risks relating to product liability losses and other litigation liability for which we may be unable to maintain or obtain adequate insurance.

We are, or may be, involved in various legal proceedings, lawsuits and certain government inquiries and investigations, including with respect to, but not limited to, securities class action lawsuits, Medicare and Medicaid reimbursement claims, patent infringement, product liability, personal injury, antitrust matters, breach of contract, promotional practices and compliance with laws relating to the manufacture and sale of controlled substances. For example, we are subject to shareholder litigation relating to the Spectrum Merger and/or the approval and launch of generic indomethacin suppositories in the second half of 2023, and Spectrum is named in several securities class action and shareholder derivative lawsuits filed by former Spectrum stockholders. Such litigation and related matters are described in "Item 8. Financial Statements and Supplementary Data – Note 8. Commitments and Contingencies."

The defense of these legal proceedings, inquiries, and investigations have resulted in, and are expected to continue to result in, us incurring significant expenses and may adversely impact our ability to execute product acquisitions and strategic transactions using our common stock, obtain financing or refinance existing debt, or could make us less attractive to potential acquirers. In addition, other than with respect to shareholder litigation, we do not presently anticipate receiving any insurance coverage for any of our pending litigation. With respect to shareholder litigation, we have provided notice to our insurance carriers with respect to such litigation, and we have received, and further anticipate receiving, some amount of insurance coverage with respect to such litigation. There is, however, no guarantee that our shareholder litigation insurance coverage will adequately protect us from our pending or future shareholder litigation claims. If any of these legal proceedings, inquiries or investigations were to result in an adverse outcome, the impact could have an adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We have obtained product liability insurance for sales of our products and any clinical trials currently underway, but:

- we may be unable to maintain product liability insurance on acceptable terms;

- we may be unable to obtain product liability insurance for future trials;

- we may be unable to obtain product liability insurance for future products; or

- our insurance may not provide adequate protection against potential liabilities or may provide no protection at all.

Our inability to obtain or maintain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit could be costly and significantly divert management's attention from conducting our business. If third parties were to bring a successful product liability or other claims, or series of claims, against us for uninsured liabilities, or in excess of our insured liability limits, our business, results of operations and financial condition could be adversely affected.

Our ability to use NOLs to offset future taxable income may be limited.

We have recognized NOLs for losses we incurred during our history. As of December 31, 2025, we have U.S. federal NOLs of $256.1 million that expire between 2029 and 2037 and state NOL carryforwards of $554.6 million, which begin to expire in 2026. Additionally, we have U.S. federal NOLs generated in taxable years beginning after December 31, 2017 of $690.5 million that under current U.S. federal income tax law can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of our taxable income. State NOL carryforward periods, expirations and limitations may differ from federal tax laws.

Accordingly, our pre-2018 NOL carryforwards may expire prior to being used, our NOL carryforwards generated in 2018 and thereafter will be subject to a percentage limitation and our ability to use pre-2018 NOL carryforwards and other 2018 tax attributes (such as research tax credits) to offset income or cash taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could increase state taxes owed. Utilization of our NOLs are subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. We currently have a full valuation allowance established against our NOLs and tax credit carryforwards, primarily due to our recurring net operating losses. As a result, even if we regain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect future cash flows.

Risks Related to Future Product Development

The development of drug and biological product candidates is inherently difficult and uncertain, and we cannot be certain that any of our future product candidates will be approved for marketing or, if approved, will achieve market acceptance. Failure to obtain regulatory approval for our products, our raw materials or future product candidates, will limit our ability to commercialize our products, and our business will suffer.

Other than our ongoing post-marketing pediatric Phase 4 clinical study of ROLVEDON, we are currently not engaged in any material clinical or preclinical trials, but may be in the future. Clinical development is a long, expensive and uncertain process and is subject to delays and failures. As a condition to regulatory approval, each future product candidate must undergo extensive and expensive preclinical studies and clinical trials to demonstrate to a statistically significant degree that any such product candidate is safe and effective. The results at any stage of the development process may lack the desired safety, efficacy or pharmacokinetic characteristics. Positive or encouraging results of prior clinical trials are not necessarily indicative of the results obtained in later clinical trials, and later clinical trials may fail to show the desired safety and efficacy despite having progressed in development. In addition, data obtained from pivotal clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

Product candidates are subject to the risk that any or all of them may be found to be ineffective or unsafe, or otherwise may fail to receive necessary regulatory clearances. The FDA or other applicable regulatory agencies may determine that our data is not sufficiently compelling to warrant marketing approval and require us to engage in additional clinical trials or provide further analysis, which may be costly and time-consuming. A number of companies in the pharmaceutical and biological product industry have suffered significant setbacks in clinical trials, even in later clinical trials after showing positive results in preclinical studies or earlier clinical trials. If our future product candidates fail at any stage of development, they will not receive regulatory approval, we will not be able to commercialize them and we will not receive any return on our investment in any such product candidates. We may also have asset impairments, other asset write-offs, or additional liabilities as a result of the failure of any of our future product candidates, which would impact our results from operations and financial position.

Other factors could delay or result in the termination of our future clinical trials and related development programs, including:

- negative or inconclusive results;
- patient enrollment requirements and rates;
- patient noncompliance with the clinical trial protocol;
- adverse medical events or side effects among patients during the clinical trials;
- any findings resulting from FDA inspections of clinical operations;
- failure to meet FDA preferred or recommended clinical trial design, end points or statistical power;
- failure to comply with current good clinical practices;
- our failure, and the failure of third-party clinical trial vendors to comply with applicable regulatory laws and regulations;
- inability of third-party clinical trial vendors to satisfactorily perform their contractual obligations, comply with applicable laws and regulations or meet deadlines;
- delays or failures in obtaining clinical materials or manufacturing sufficient quantities of the product candidate for use in clinical trials; and
- unexpected external medical threats such as epidemics, pandemics, or other disease outbreaks.

We are unable to predict whether any future product candidates will receive regulatory clearances or be successfully manufactured or marketed. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frame for commercializing a product is long and uncertain. Additionally, disruptions at the FDA and other regulatory agencies, including as a result of reductions in budget, personnel, or operations, may cause delays in the review and/or approval of our product candidates. Even if product candidates receive regulatory clearance, these products may not achieve or maintain market acceptance. If it is discovered that our products or technologies have potential adverse effects or other characteristics that indicate they may be ineffective as therapeutics, our product development efforts and our business could be significantly harmed.

Even assuming our products obtain regulatory approval, successful commercialization requires:

- market acceptance;
- a cost-effective commercial-scale production; and
- reimbursement under private or governmental health plans.

Any material delay or failure in the governmental approval process, the successful production of commercial product or the successful commercialization of any future approved product candidates could adversely impact our business, financial condition and results of operations.

The regulatory process is expensive and time consuming. Even after investing significant time and expenditures on clinical trials, we may not obtain regulatory approval of any future product candidates. Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval, and the FDA may not agree with our methods of clinical data analysis or our conclusions regarding safety and/or efficacy. Significant clinical trial delays could impair our ability to commercialize any future products and could allow our competitors to bring products to market before we do. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product.

We and our collaborative partners customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates, and if they do not perform their regulatory, legal and contractual obligations, or successfully enroll patients in and manage our clinical trials, we and our collaborative partners may not be able to obtain regulatory approvals for future product candidates.

We and our collaborative partners customarily depend on third-party contract research organizations and other third parties to assist us in designing, managing, monitoring and otherwise conducting clinical trials. We and our collaborative partners do not directly control these third parties and, as a result, we and our collaborative partners may be unable to control the amount and timing of resources that they devote to our or our collaborative partners' clinical trials.

Although we and our collaborative partners rely on third parties to conduct clinical trials, we and our collaborative partners are responsible for confirming that each clinical trial is conducted in accordance with its general investigational plan and protocol, as well as the FDA's and other applicable regulatory agencies' requirements, including good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. If we, contract research organizations or other third parties assisting us or our collaborative partners with clinical trials fail to comply with applicable good clinical practices, the clinical data generated in such clinical trials may be deemed unreliable and the FDA, or other applicable regulatory agencies, may require us or our collaborative partners to perform additional clinical trials before approving any marketing applications with regard to future product candidates. We cannot be certain that, upon inspection, the FDA or other applicable regulatory agencies will determine that any of our clinical trials or those of our collaborative partners comply with good clinical practices. In addition, clinical trials must be conducted with product produced under the FDA's cGMP regulations and similar regulations outside of the U.S. Our or our collaborative partners' failure, or the failure of our product manufacturers, to comply with these regulations may require the repeat or redesign of clinical trials, which would delay the regulatory approval process.

We and our collaborative partners also customarily rely on clinical investigators and clinical sites to enroll patients and other third parties to manage clinical trials and to perform related data collection and analysis. If clinical investigators and clinical sites fail to enroll a sufficient number of patients in such clinical trials or fail to enroll them on the planned schedule, these trials may not be completed or completed as planned, which could delay or prevent us or our collaborative partners from obtaining regulatory approvals for future product candidates.

Agreements with clinical investigators and clinical sites for clinical testing and for trial management services place substantial responsibilities on these parties, which could result in delays in, or termination of, clinical trials if these parties fail to perform as expected. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to clinical protocols or for other reasons, clinical trials may be extended, delayed or terminated, and we and our collaborative partners may be unable to obtain regulatory approval for, or successfully commercialize, product candidates. In addition, clinical trials sometimes need to be amended once the trial is in process in order to ensure enrollment and/or successful prosecution of a trial, and such amendments could introduce significant delays and/or additional costs to our or our collaborative partners' clinical programs.

We are subject to risks associated with NDAs we submit under Section 505(b)(2) of the FDCA.

The products we and our collaborative partners develop or acquire generally are or will be submitted for approval under Section 505(b)(2) of the FDCA, which was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the NDA for CAMBIA relies on the FDA's previous findings of safety and efficacy of Cataflam, the diclofenac initially approved by the FDA.

For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as "Paragraph IV certifications," that certify any patents listed in the Orange Book publication in respect to any product referenced in the 505(b)(2) application are invalid, unenforceable and/or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) application. Under the Hatch-Waxman Act, the holder of the NDA which the 505(b)(2) application references may file a patent infringement lawsuit after receiving notice of the Paragraph IV certification. Filing of a patent infringement lawsuit triggers a one-time automatic 30-month stay of the FDA's ability to approve the 505(b)(2) application. Accordingly, we may invest a significant amount of time and expense in the development of one or more products only to be subject to significant delay and patent litigation before such products may be commercialized, if at all. A

Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

The FDA may also require us to perform one or more additional clinical studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or only some of the indications sought by us. If the FDA disagrees with the use of the Section 505(b)(2) regulatory pathway for future product candidates, we would need to reconsider our plans and might not be able to obtain approval for any such product candidates in a timely or cost-efficient manner, or at all. The FDA may also reject our future Section 505(b)(2) submissions and may require us to file such submissions under Section 501(b)(1) of the FDCA, which could be considerably more expensive and time-consuming.

Risks Related to Share Ownership

Our common stock may be delisted from The Nasdaq Capital Market if we are unable to maintain compliance with its continued listing standards.

Our common stock is listed on The Nasdaq Capital Market ("Nasdaq"). There are a number of continued listing requirements that we must satisfy in order to maintain our listing on Nasdaq, including the requirement to maintain a minimum bid price of at least $1.00 (the "Bid Price Rule"). If a deficiency with respect to this requirement continues for a period of 30 consecutive business days, Nasdaq may require us to satisfy a minimum bid price per share of our common stock of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that we have demonstrated an ability to maintain long-term compliance with the Bid Price Rule. We have been unable to comply with the Bid Price Rule in the past and for periods in 2021 and 2025 our continued listing on Nasdaq required the granting of a grace period from Nasdaq and the implementation of reverse stock splits. If we fail to comply with the Bid Price Rule in the future, there can be no assurance that we will be granted such grace periods or that we will be able to receive the necessary shareholder approval to implement an additional reverse stock split. In particular, we may encounter difficulties obtaining such shareholder approval due to our heavily retail investor shareholder base, which may also affect our ability to obtain shareholder approval of other significant corporate actions.

Any delisting of our common stock would likely adversely affect the market liquidity and market price of our common stock and our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors. If we were delisted from Nasdaq, it would constitute a "fundamental change" under the 2027 Convertible Notes, which would require us to offer to repurchase the 2027 Convertible Notes and would allow the holders of the 2027 Convertible Notes to convert their 2027 Convertible Notes into our common stock at an increased conversion rate, which would make conversion of the 2027 Convertible Notes more dilutive.

The market price of our common stock historically has been volatile. Our results of operations have and may continue to fluctuate and affect our stock price.

The trading price of our common stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors affecting our operating results and that could adversely affect our stock price include the other risk factors noted in this Item 1A.

As a result of these and other such factors, our stock price may continue to be volatile and investors may be unable to sell their shares at a price equal to, or above, the price paid. Any significant drops in our stock price, including those we experienced in 2024 and 2025, have and could give rise to shareholder lawsuits, which are costly and time-consuming to defend against and which may adversely affect our ability to raise capital while the suits are pending, even if the suits are ultimately resolved in our favor.

In addition, if the market for pharmaceutical stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. For example, if one or more securities or industry analysts downgrades our stock or publishes an inaccurate research report about our company, the market price for our common stock would likely decline. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us.

Fluctuations in the market price of our common stock may also impact the trading price of the 2027 Convertible Notes, and investors may be unable to sell their notes at a price equal to or above the price paid thereof.

Our business could be impacted as a result of actions by activist shareholders, including as a result of a potential proxy contest for the election of directors at future annual meetings.

In the past, activist investors have subjected us to vote-no campaigns and threatened proxy contests in connection with its annual stockholder meeting. These actions by activist investors have resulted in significant legal and other fees being incurred by us, including as a result of litigation arising out of activist shareholders' activities. The potential for additional proxy contests, vote-no campaigns or other continuing actions by activist investors could result in further costly and time-consuming litigation, interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, adversely affect our relationships with customers, suppliers, investors, prospective and current team members and others, result in the loss of potential business opportunities, or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

We are subject to risks related to unsolicited takeover attempts in the future.

We have in the past and may in the future be subject to unsolicited attempts to gain control of our company. Responding to any such attempt would distract management attention away from our business and would require us to incur significant costs. Moreover, any unsolicited takeover attempt may disrupt our business by causing uncertainty among current and potential employees, producers, suppliers, customers and other constituencies important to our success, which could negatively impact our financial results and business initiatives. Other disruptions to our business include potential volatility in our stock price and potential adverse impacts on the timing of, and our ability to consummate, acquisitions of products and companies.

Conversions of the 2027 Convertible Notes or future sales of our common stock or equity-linked securities in the public market could lower the market price of our common stock and adversely impact the trading price of the 2027 Convertible Notes.

In 2022, we issued the 2027 Convertible Notes, and in the future, we may sell additional shares of our common stock or equity-linked securities to raise capital. A substantial number of shares of our common stock is reserved for issuance upon the exercise of restricted stock units and stock options, and upon conversion of the 2027 Convertible Notes. We cannot predict the effect, if any, that conversions of the 2027 Convertible Notes or of any future issuances of common stock or equity-linked securities, may have on the market price of our common stock. The issuance and sale or conversion of substantial amounts of common stock or equity-linked securities, or the perception that such issuances and sales may occur, could adversely affect the trading price of the 2027 Convertible Notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities.

Risks Related to our Corporate Organization and General Business Risks

Our success is dependent in large part upon the continued services of our executive management team.

Our success is dependent in large part upon the continued services of members of our executive management team, and on our ability to attract and retain key management and operating personnel. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. Changes in our management team may disrupt our business, strategic and employee relationships, which may delay or prevent the achievement of our business objectives, strategies and plans. During such transition periods, there may be uncertainty among investors, employees and others concerning our future direction and performance. For example, Brendan P. O'Grady separated from his service as our Chief Executive Officer ("CEO") effective as of October 27, 2025 and resigned from his position on our Board of Directors effective November 17, 2025. Effective October 27, 2025, Mark Reisenauer, an existing member of our board of directors, was appointed to serve as our CEO. Effective November 3, 2025, our board of directors appointed Paul Schwichtenberg, the Company's Chief Transformation Officer, to serve as our President and Chief Operating Officer. As with any significant leadership change, these transitions involve inherent risks and any failure to execute a smooth transition could hinder employee retention and recruitment and our strategic planning, business execution, and future performance, which could have an adverse effect on our business, financial condition and results of operations. We cannot provide assurances that any current or future changes of management personnel will not cause disruption to operations or customer relationships, a decline in our operating results or a delay in the execution of our business strategies and plans. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our products and potential product candidates, or otherwise adversely impact our business.

Despite our corporate structure, creditors of our current or former operating subsidiaries could be successful in piercing the corporate veil otherwise reaching the assets of one another, which could have an adverse effect on us and our operating results, results from continued operations, and financial condition.

Our operating subsidiaries are separate legal entities within our holding company corporate structure. There can be no assurance that our efforts to preclude corporate veil-piercing, alter ego, control person, or other similar claims by creditors of any one particular current or former entity within our corporate structure (including Assertio Therapeutics, which was sold in May 2025 to an independent company that is not affiliated with us) from reaching the assets of the other entities, including Assertio Holdings, within our corporate structure to satisfy claims will be successful. If a court were to allow a creditor to pierce the corporate veil and reach the assets of such other entities within our corporate structure, despite such entities not being directly liable for the underlying claims, it could have a material adverse effect on us and our operating results, results from continued operations, and financial condition.

If we are unable to satisfy regulatory requirements relating to internal controls, our stock price could suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of the effectiveness of their internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our internal control over financial reporting, include in our annual report the results of the evaluation and have our external auditors also publicly attest to the effectiveness of our internal control over financial reporting.

Our ability to produce accurate financial statements and comply with applicable laws, rules and regulations is largely dependent on our maintenance of internal control and reporting systems, as well as on our ability to attract and retain qualified management and accounting personnel to further develop our accounting function and internal control policies. If we fail to effectively establish and maintain such reporting and accounting systems or fail to attract and retain personnel who are capable of designing and operating such systems, these failures will increase the likelihood that we may be required to restate our financial results to correct errors or that we will become subject to legal and regulatory infractions, which may entail civil litigation and investigations by regulatory agencies including the SEC. In addition, if material weaknesses are found in our internal controls in the future, if we fail to complete future evaluations on time or if our external auditors cannot attest to the effectiveness of our internal control over financial reporting, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our internal controls, which could have an adverse effect on our stock price or expose us to litigation or regulatory proceedings, which may be costly or divert management attention.

Business interruptions due to natural disasters and other emergencies could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operations and infrastructure, and those of our partners, third-party suppliers, manufacturers and vendors are vulnerable to damage or interruption from natural disasters or other crises. Our business and operations can be seriously interrupted by natural disasters, fire, flood, the effects of climate change, actual or threatened public health crises, power loss, telecommunications failures, equipment failures, intentional acts of theft, vandalism, terrorism, epidemics, pandemics and other disease outbreak and other public health crises. Our back-up operations and our business interruption insurance as part of our formal disaster recovery plan may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

Data breaches and cyber-attacks or other failures in our telecommunications or information technology systems, or those of our third-party vendors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.

Securities breaches can adversely impact our operations and financial results. In the ordinary course of our business, we collect, maintain and transmit sensitive data on our computer networks and information technology systems, including our intellectual property and proprietary or confidential business information. The secure maintenance of such information is critical to our business. Furthermore, we have outsourced elements of our operations to third-party vendors, who each have access to our confidential information, which increases our risk of data breaches or cyber-attacks. Companies have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access, including ransomware attacks. These threats can come from a variety of sources, ranging in sophistication from an individual hacker to a state-sponsored attack and motives (including corporate espionage). Cyber threats may be generic, or they may be custom-crafted to target our information systems or those of our third-party vendors. Cyber-attacks are becoming increasingly more prevalent and much harder to detect and defend against. Sophisticated cyber attackers are skilled at adapting to existing security technology and developing new methods of gaining access to organizations' sensitive business data, which could result in the loss of proprietary information, including trade secrets. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently and may not be recognized until or after they are launched. Cybersecurity incidents, including phishing attacks and attempts to misappropriate or compromise confidential or proprietary information or sabotage enterprise IT systems are becoming increasingly frequent and more sophisticated. Cybersecurity incidents increasingly involve the use of artificial intelligence ("AI") and machine learning ("ML") to launch more automated, targeted and coordinated attacks on targets. Additionally, businesses which we have acquired, or may in the future acquire, may have information technology system vulnerabilities which could increase our risk of cybersecurity attacks. The information and data processed and stored in our technology systems, and those of our strategic partners, contract research organizations, contract manufacturers, suppliers, distributors or other third parties for which we depend to operate our business, may be vulnerable to loss, damage, denial-of-service, unauthorized access or misappropriation.

Our network and storage applications and those of our third-party vendors may be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions. We and certain of the third parties for which we depend on to operate our business may, and certain of such third parties have, experienced cybersecurity incidents, including third-party unauthorized access to and misappropriation of personal information, and may experience similar incidents in the future. These incidents could compromise our system infrastructure or lead to the loss, destruction, alteration, disclosure, or dissemination of, or damage or unauthorized access to, our data or data that is processed or maintained on our behalf, or other assets.

There can be no assurance that our cybersecurity risk management protocols will be sufficient to prevent or mitigate cyber-attacks. In addition, it is often difficult to anticipate or immediately detect such incidents and the damage that may be caused by such incidents, and it may take considerable time for us to investigate and evaluate the full impact of cyber-attacks, particularly for sophisticated attacks, which may inhibit our ability to provide prompt, full, and reliable information about cybersecurity incidents to our customers, regulators, and the public. These data breaches and any unauthorized access or disclosure of our information or intellectual property could compromise our intellectual property and expose sensitive business information, including our financial information or the information of our business partners. Cyber-attacks could cause us to incur significant remediation costs, disrupt key business operations, harm our reputation and divert attention of management and key information technology resources. We expect to incur significant costs in an effort to detect and prevent security incidents and otherwise implement our internal security and business continuity measures, and actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. We may face increased costs and find it necessary or appropriate to expend substantial resources in the event of an actual or perceived security breach. Our network security and data recovery measures and those of our third-party vendors may not be adequate to protect against such security breaches and disruptions. These incidents could also subject us to litigation and regulatory investigations, expose us to significant expense and cause significant harm to our business. Our insurance coverage may not be sufficient to prevent or recover from cyber-attacks, including coverage of applicable resulting losses arising from any such incident. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention. Furthermore, if the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

The use of new and evolving technologies, such as AI and ML, in our operations, and the operations of third parties upon which we rely, may result in spending additional resources and present new risks and challenges that can impact our business including by posing security and other risks to our sensitive data, and as a result we may be exposed to reputational harm, other adverse consequences, and liability.

The use of new and evolving technologies, such as AI/ML, in our operations, and the operations of third parties upon which we rely presents new risks and challenges that could negatively impact our business. The use of certain AI/ML technologies can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, several U.S. jurisdictions have proposed, enacted, or are considering, laws governing the development and use of AI/ML. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. In addition, our vendors may in turn incorporate AI/ML tools into their own offerings, and the providers of these AI/ML tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI/ML, to engage in illegal activities involving the theft and misuse of sensitive data. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

In the ordinary course of our business, we collect, use, store, and transmit digitally large amounts of confidential, sensitive, proprietary, personal, and health-related information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks arising from internal and external cybersecurity threats and vulnerabilities from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by a third-party information technology team, which reports to our Vice President and Controller, and includes mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data while also maintaining a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits, and ongoing risk assessments, including due diligence on and audits of our key technology vendors. We have an incident response plan designed to mitigate and remediate identified cybersecurity incidents at both Assertio and our customers and vendors and escalate certain incidents to senior management and, as appropriate, the Audit Committee. We also conduct periodic employee trainings on cybersecurity and information security, among other topics. As needed, we consult with outside advisors and experts to assist with assessing, identifying, and managing cybersecurity risks in order to anticipate future threats and trends, and their impact on the Company's risk environment. Cybersecurity risks and threats are integrated into our enterprise risk management ("ERM") program, which establishes a risk management framework that seeks to identify and assess risks that could materially impact our business and operations.

Governance

The Board of Directors (the "Board"), as a whole and at the committee level, has oversight over the most significant risks facing us and over our processes to identify, prioritize, assess, manage, and mitigate those risks. The Board oversees the ERM program and oversees an enterprise-wide approach to risk management, including risks related to cybersecurity.

The Audit Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit Committee receives, at a minimum, quarterly updates on cybersecurity and information technology matters and related risk exposures from our Vice President and Controller as well as other members of the senior leadership team, including, if necessary, the Chief Financial Officer. The Board also receives updates from management and the Audit Committee on cybersecurity risks on at least an annual basis.

Our Vice President and Controller, who reports directly to our Chief Financial Officer, has been involved in overseeing the assessment and management of cybersecurity risks at Assertio for approximately two years and has an additional four years of experience managing financial systems at another public company.

Since the beginning of the last fiscal year, there were no identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading *"Data breaches and cyber-attacks or other failures in our telecommunications or information technology systems, or those of our third-party vendors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.*

ITEM 2. PROPERTIES

Our corporate headquarters is located in Lake Forest, Illinois, where we lease approximately 20,000 square feet of office space through December 31, 2030. Our facility is used for office purposes only and no commercial manufacturing takes place at our facility. For additional information, see "Item 8. Financial Statements and Supplementary Data - Note 7. Leases."

Additionally, in connection with the Spectrum Merger, we assumed leases for two facilities (whose terms ended in the third quarter of 2025) and certain office equipment (which term ends in September 2026) for which Spectrum had previously been the lessee. For additional information regarding these leases, see "Item 8. Financial Statements and Supplementary Data - Note 16. Restructuring Charges."

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see "Item 8. Financial Statements and Supplementary Data - Note 8. Commitments and Contingencies."

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders of Common Stock

Our common stock trades on The Nasdaq Capital Market under the symbol "ASRT." As of December 31, 2025, there were 145 shareholders of record for our common stock, one of which is Cede & Co., a nominee for The Depository Trust Company, or DTC. All the shares of common stock held by brokerage firms, banks, and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one shareholder. Accordingly, the number of holders of record does not include beneficial owners whose shares are held by nominees in street name.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not currently intend to pay cash dividends on our common stock for the foreseeable future. In addition, our ability to pay cash dividends on our common stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to shareholders will therefore be limited to the increase, if any, of our stock price.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and therefore are not required to provide the stock performance graph.

Issuer Purchases of Equity Securities

We did not repurchase any shares of the Company's common stock during the period covered by this Annual Report on Form 10-K, except for shares surrendered to us, as reflected in the following table, to satisfy tax withholding obligations in connection with the vesting of equity awards.

	(a) Total Number of Shares (or Units) Purchased [1][2]	(b) Average Price Paid per Share[2]	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	164	$13.72	N/A	N/A
November 1, 2025 - November 30, 2025	—	—	N/A	N/A
December 1, 2025 - December 31, 2025	—	—	N/A	N/A
Total	164	$13.72		

(1) Consists of shares withheld to pay employees' tax liability in connection with the vesting of restricted stock units granted under our stock-based compensation plans. These shares may be deemed to be "issuer purchases" of shares.
(2) Adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K. In addition to historical information, some of the information contained in this discussion and analysis or set forth under Part I, Item 1, "Business" and elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in Part I, Item 1A "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis or elsewhere in this Annual Report on Form 10-K. For a discussion and analysis of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Overview

Unless otherwise noted or required by context, use of "Assertio," the "Company," "we," "our" and "us" refer to Assertio Holdings and/or its applicable subsidiary or subsidiaries. Reference to "Assertio Specialty" refers to Assertio Specialty Pharmaceuticals, LLC, and "Spectrum" refers to Spectrum Pharmaceuticals, Inc. and/or its applicable subsidiary or subsidiaries. Both Assertio Specialty and Spectrum are wholly-owned subsidiaries of the Company. Additionally, the use of "Assertio Therapeutics" refers to Assertio Therapeutics, Inc., and/or its applicable subsidiary or subsidiaries. Assertio Therapeutics was divested on May 9, 2025.

We are a pharmaceutical company with comprehensive commercial capabilities offering differentiated products designed to address patients' needs. Our focus is on supporting patients by marketing products primarily in the oncology market. Our primary marketed products are:

ROLVEDON™ (eflapegrastim-xnst) injection for subcutaneous use	A long-acting granulocyte colony-stimulating factor ("G-CSF") with a novel formulation that is indicated to decrease the incidence of infection, as manifested by febrile neutropenia, in adult patients with nonmyeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia.
Sympazan® (clobazam) oral film	A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome ("LGS") in patients aged two years of age or older. Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam.
INDOCIN® (indomethacin) Suppositories	A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drugs ("NSAIDs"), indicated for:
	• Moderate to severe rheumatoid arthritis including acute flares of chronic disease
	• Moderate to severe ankylosing spondylitis
INDOCIN® (indomethacin) Oral Suspension	• Moderate to severe osteoarthritis
	• Acute painful shoulder (bursitis and/or tendinitis)
	• Acute gouty arthritis
SPRIX® (ketorolac tromethamine) Nasal Spray	A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray that provides patients with moderate to moderately severe short-term pain relief through a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider.
CAMBIA® (diclofenac potassium for oral solution)	A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way.

2025 Transactions

On May 9, 2025, we transferred all the equity interests in Assertio Therapeutics to an established purchaser of legacy litigation matters, resulting in Assertio Therapeutics being owned by the purchaser's related company, ATIH Industries, LLC (the "Therapeutics Transaction"). At the closing of the Therapeutics Transaction, Assertio Therapeutics held approximately $8.2 million in cash, insurance and retained a single-digit royalty based on net income derived from INDOCIN. In addition, Assertio Therapeutics retained certain legal liabilities, including those related to opioid litigation. As a result of the Therapeutics Transaction, we are not defendants in any opioid-related litigation.

As part of our ongoing commercial portfolio assessment, we ceased commercialization of Otrexup in July 2025.

In the third quarter of 2025, we advanced key integration efforts to consolidate operations and align our products, including ROLVEDON, under a single subsidiary, Assertio Specialty. Sales of ROLVEDON in 2025 reflected normal demand through the first nine months of 2025, as well as large purchases by several national distributors to help ensure consistent supply of ROLVEDON during the fourth quarter of 2025 and first quarter of 2026 as we complete the integration of ROLVEDON into Assertio Specialty. We did not record material net product sales of ROLVEDON during the fourth quarter of 2025 and do not anticipate material net product sales in the first quarter of 2026. Sales of the newly labeled ROLVEDON are expected to commence at a normal volume in the second quarter of 2026.

To facilitate the large purchases of ROLVEDON by several national distributors in the third quarter of 2025, we provided our customers with higher-than-historical levels of discounts and extended payment terms. These factors unfavorably impacted our net selling price and gross profit in the third quarter of 2025. The extended payment terms provided as part of these sales also led to reduced cash collections and a decline in our cash and short-term investments balance in the fourth quarter of 2025. We anticipate that the extended payment terms will lead to further reduced cash collections and a decline in our cash and short-term investments balances for the first quarter of 2026, but we expect that cash collections and our cash and short-term investments balances will increase in the second quarter of 2026. These factors will further lead to variability in our working capital balances during these periods.

On October 7, 2025, we entered into an amendment and restatement of the Manufacturing and Supply Agreement (the "Hanmi Agreement," as amended, the "Amendment") with Hanmi Pharmaceutical Co. Ltd. ("Hanmi"). The Amendment fixes the price that we pay for the remaining term of our license agreement with Hanmi and amends the payment timing for certain product royalties due to Hanmi, which have been fully accrued and resulted in an immaterial reclassification between Other current liabilities and Other long-term liabilities in our Consolidated Balance Sheet during the third quarter of 2025.

On December 26, 2025, we effected a 1-for-15 reverse stock split of our issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, our stockholders received one share of the Company's common stock for every 15 shares held immediately prior to the effective time of the Reverse Stock Split. The Reverse Stock Split affected all our issued and outstanding shares of common stock equally. Any fractional shares remaining as a result of the Reverse Stock Split were paid to the shareholder in cash. The par value and number of authorized shares of our common stock were not adjusted as a result of the Reverse Stock Split. The Reverse Stock Split also affected our outstanding stock-based awards and convertible senior notes due 2027 and resulted in the shares underlying such instruments being reduced and the exercise price or conversion price being increased proportionately.

RESULTS OF OPERATIONS

The following table reflects our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Revenues:		
Product sales, net	$ 117,100	$ 120,849
Royalty revenue	1,613	2,012
Other revenue	—	2,100
Total revenues	118,713	124,961
Costs and expenses:		
Cost of sales	35,383	39,227
Research and development expenses	1,690	3,822
Selling, general and administrative expenses	69,000	75,051
Change in fair value of contingent consideration	(276)	(244)
Amortization of intangible assets	29,863	25,644
Impairment of intangible assets	1,700	5,217
Restructuring charges	2,889	720
Total costs and expenses	140,249	149,437
Loss from operations	(21,536)	(24,476)
Other (expense) income:		
Loss on Assertio Therapeutics divestiture	(8,174)	—
Interest expense	(3,075)	(3,039)
Interest income	2,665	3,221
Other gain, net	180	2,765
Total other (expense) income	(8,404)	2,947
Net loss before income taxes	(29,940)	(21,529)
Income tax expense	(435)	(52)
Net loss and comprehensive loss	$ (30,375)	$ (21,581)

Revenues

The following table reflects total revenues, net for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Product sales, net:		
ROLVEDON	$ 68,225	$ 60,090
INDOCIN products	18,905	26,761
Sympazan	11,349	10,457
SPRIX	7,952	7,624
Other products	10,669	15,917
Total product sales, net	117,100	120,849
Royalty revenue	1,613	2,012
Other revenue	—	2,100
Total revenues	$ 118,713	$ 124,961

Product sales, net

ROLVEDON net product sales increased $8.1 million from $60.1 million for the year ended December 31, 2024 to $68.2 million for the year ended December 31, 2025, primarily due to higher volume, the adjustment of a prior period returns reserve of $5.4 million established in connection with our merger with Spectrum (the "Spectrum Merger"), partially offset by lower net pricing. The higher volume reflects large purchases by several national distributors during the third quarter of 2025 to help ensure consistent supply of ROLVEDON in the fourth quarter of 2025 and the first quarter of 2026 as we complete the integration into Assertio Specialty, as noted above. We did not record material net product sales of ROLVEDON during the fourth quarter of 2025 and do not anticipate material net product sales in the first quarter of 2026. Sales of the newly labeled ROLVEDON are expected to commence at a normal volume in the second quarter of 2026.

INDOCIN net product sales decreased $7.9 million from $26.8 million for the year ended December 31, 2024 to $18.9 million for the year ended December 31, 2025, primarily due to lower volume from previously announced generic competition. In 2026, we expect INDOCIN net product sales to continue to decline as a result of continued competition from existing generic entrants, as well as new and expected future generic entrants.

Sympazan net product sales increased $0.9 million from $10.5 million for the year ended December 31, 2024 to $11.3 million for the year ended December 31, 2025, primarily due to higher volume, partially offset by unfavorable payor mix.

SPRIX net product sales increased $0.3 million from $7.6 million for the year ended December 31, 2024 to $8.0 million for the year ended December 31, 2025, primarily due to favorable payor mix, partially offset by lower volume.

Other net product sales for the year ended December 31, 2025 and December 31, 2024 included net product sales of Otrexup of $4.5 million and $8.8 million, respectively, net product sales of CAMBIA of $5.7 million and $5.6 million, respectively, and net product sales of Zipsor of $0.5 million and $1.5 million, respectively. The year-over-year decrease in other net product sales was primarily due to lower Otrexup net product sales as a result of ceasing commercialization of Otrexup in July 2025.

For the year ended December 31, 2025, the amount recognized for gross-to-net sales allowances on product sales increased by $50.8 million compared to the year ended December 31, 2024, primarily due to higher ROLVEDON sales volumes and a continued shift in product mix toward ROLVEDON, which carries a higher contractual rebate rate than our other products. Refer to the Critical Accounting Policies and Significant Estimates section within this Item 7 and Schedule II to the accompanying Consolidated Financial Statements for additional information about amounts charged as a reduction to revenue for product sales allowances, product return allowances, discounts, chargebacks, and rebates. Our products operate in competitive markets and the impact of competition on net pricing could have an unfavorable impact on the amount of gross-to-net sales allowances recognized.

Royalty Revenue

In November 2010, we entered into a license agreement granting Tribune Pharmaceuticals Canada Ltd. (later known as Aralez Pharmaceuticals, Miravo Healthcare, and Searchlight Pharma, or "Searchlight," now owned by Apotex Inc.) the rights to commercially market CAMBIA in Canada. The counterparty to the license agreement independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. We recognized royalty revenue related to the CAMBIA licensing agreement of $1.6 million and $2.0 million for the years ended December 31, 2025 and 2024, respectively.

The patents underlying the license agreement that we have with Searchlight expire in June 2026, and we anticipate that there will be generic competition in Canada after the patents expire, or the earlier negotiated launch of generics in connection with the settlement of patent litigation, resulting in increased competition with CAMBIA upon patent expiration. As a result, we anticipate the amount of royalty revenue earned under the license agreement could be reduced to zero beginning in the third quarter of 2026.

Other revenue

Other revenue consists of sales adjustments for previously divested products, which includes adjustments to reserves for product sales allowances (gross-to-net sales allowances) and can result in a reduction to or an increase to total revenue in the period of recognition. There was no other revenue for the year ended December 31, 2025. Sales adjustments for reserves recorded in prior periods for previously divested products resulted in an increase to total revenue of $2.1 million for the year ended December 31, 2024.

Cost of Sales

Cost of sales consists of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs, royalties payable to third parties, inventory write-downs and scrap, product quality testing, distribution costs, and shipping costs related to our product sales. Cost of sales excludes the amortization of intangible assets. Fair value of inventories acquired through business combinations or asset acquisitions include an inventory step-up within the value of inventories. The inventory step-up value is amortized as the related inventory is sold, and included in cost of sales.

Cost of sales decreased $3.8 million from $39.2 million for the year ended December 31, 2024 to $35.4 million for the year ended December 31, 2025, primarily due to (i) a $6.6 million decrease in inventory write-downs, primarily for INDOCIN due to lower demand for INDOCIN products, (ii) a $4.6 million of ROLVEDON inventory step-up amortization included in the year ended December 31, 2024, which did not recur in the year ended December 31, 2025, (iii) a $1.9 million decrease in Otrexup cost of sales primarily due to ceasing commercialization of Otrexup in July 2025, (iv) a $0.9 million decline in INDOCIN cost of sales due to lower INDOCIN sales volume, and (v) a $0.2 million decrease in other cost of sales. The decrease was partially offset by a $7.9 million increase from the impact of higher ROLVEDON volumes on cost of sales driven by the sales of ROLVEDON inventory during the third quarter of 2025 noted above, and $2.5 million of one-time costs related to ceasing commercialization of Otrexup in July 2025.

Cost of sales are impacted by both product volume and mix, changes in which will have an impact on Cost of sales recognized by us in future periods.

Research and Development Expenses

Research and development expenses include salaries, costs for clinical trials, consultant fees, supplies, and allocations of corporate costs. Research and development expenses were $1.7 million and $3.8 million for the years ended December 31, 2025 and 2024, respectively, primarily representing costs directly associated with ongoing clinical activity for the ROLVEDON pediatric safety trial in 2025 and 2024, as well as the same-day dosing trial in 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of personnel, contract personnel, marketing and promotion expenses, personnel expenses to support our administrative and operating activities, facility costs, and professional expenses, such as legal and accounting fees.

Selling, general, and administrative expenses decreased $6.1 million from $75.1 million for the year ended December 31, 2024 to $69.0 million for the year ended December 31, 2025, primarily due to (i) a $4.7 million net decrease in legal charges and settlements of certain litigation items, (ii) $2.4 million of income recognized during the year ended December 31,

2025 related to the lapsing of the statute of limitations for employee retention tax credits, of which there was none in 2024, (iii) a $1.6 million decrease in stock-based compensation expense, primarily driven by forfeitures related to our 2025 restructuring actions, and (iv) a $0.2 million decrease in other general operating expenses. The decrease was partially offset by $1.7 million of one-time costs related to ceasing commercialization of Otrexup and $1.1 million of costs related to the Therapeutics Transaction recognized in the year ended December 31, 2025.

Change in Fair Value of Contingent Consideration

In connection with the Spectrum Merger, we issued contingent value rights ("CVRs") that represent a contingent consideration obligation that is measured at fair value. In connection with the merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"), we assumed a contingent consideration obligation for future royalties on annual INDOCIN product net sales that is measured at fair value. Change in fair value of contingent consideration represents the change in fair value, if any, of our contingent consideration obligations which are remeasured each reporting period.

We recognized a benefit of $0.3 million and $0.2 million during the years ended December 31, 2025 and December 31, 2024, respectively, for the change in fair value of contingent consideration incurred in the Zyla Merger. We recognized no expense or benefit for the change in fair value of the CVR contingent consideration obligation during the years ended December 31, 2025 or December 31, 2024, as the milestones triggering payment of the obligation were not met.

We do not expect to recognize a contingent consideration obligation in future periods nor make any contingent consideration payments related to the above in 2026 or beyond.

Amortization of Intangible Assets

The following table reflects amortization of intangible assets for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Amortization of intangible assets—ROLVEDON	$ 17,356	$ 6,066
Amortization of intangible assets—Sympazan	1,213	1,212
Amortization of intangible assets—SPRIX	4,017	3,808
Amortization of intangible assets—INDOCIN	7,277	13,514
Amortization of intangible assets—Otrexup	—	1,044
Total amortization of intangible assets	$ 29,863	$ 25,644

Amortization expense increased $4.2 million from $25.6 million for the year ended December 31, 2024 to $29.9 million for the year ended December 31, 2025, primarily due to an increase of $11.3 million related to a change in the remaining estimated useful life of the ROLVEDON product rights intangible assets effective December 31, 2024, as well as a $0.2 million increase related to a change in the remaining estimated useful life of the SPRIX product rights intangible assets effective October 1, 2025. This was partially offset by a net decrease of $6.2 million due to the full amortization of the remaining value of the INDOCIN intangible assets in the second quarter of 2025 and a $1.0 million decrease resulting from the full impairment of the Otrexup intangible asset group in the fourth quarter of 2024.

Impairment of Intangible Assets

During each quarter of 2025 and 2024, our market capitalization was below the book value of our equity, which management determined represented an indicator of impairment with respect to our long-lived assets. For the three months ended September 30, 2025, we also recognized an additional indicator of impairment in our SPRIX asset group related to a change in the expected timing of cash flows from SPRIX net product sales. Applying the relevant accounting guidance, we first assessed the recoverability of our long-lived assets at the product level at each date.

For the assessment performed for the three months ended September 30, 2025, we determined that the undiscounted cash flows and the fair value of the SPRIX asset group were less than its carrying value and recognized an impairment for this asset group of $1.7 million during the third quarter of 2025, reducing its carrying value to $4.6 million. Additionally, effective October 1, 2025, we revised the remaining estimated useful life of the SPRIX product rights intangible assets to one year, which we believe better reflects the realization of the economic benefit of the intangible asset.

For the assessment performed for the three months ended December 31, 2024, we determined that the estimated undiscounted cash flows and fair value of the Otrexup asset group were less than its carrying value and recognized an impairment for this asset group of $5.2 million during the fourth quarter of 2024, reducing its carrying value to zero.

For all the assessments for our other asset groups performed during each quarter in 2025 and 2024, we determined that the estimated undiscounted cash flows were in excess of the carrying amounts for all our long-lived asset groups at each impairment testing date. Accordingly, we concluded that the long-lived asset groups were fully recoverable and no adjustment to their carrying values was required.

Although the SPRIX asset group was written down to its fair value as of September 30, 2025, the sum of the undiscounted cash flows could continue to decrease in the event of significant unfavorable changes in their estimated undiscounted future cash flows due to increased competition. Any significant unfavorable changes in the estimated undiscounted future cash flows may also impact the related assets, such as inventory, leading to potential charges in addition to a potential impairment. Any future impairment of our long-lived assets may result in material charges that could have a material adverse effect on our business and financial results.

Restructuring Charges

We regularly evaluate our operations to identify opportunities to streamline operations and optimize operating efficiencies in anticipation of changes in the business environment. As such, Company management may approve, from time to time, plans to reduce costs and improve efficiencies, which may result in incurring costs associated with those restructuring efforts.

Restructuring charges related to employee compensation costs were $2.9 million and $0.7 million for the years ended December 31, 2025 and December 31, 2024, respectively. Cash payments during the years ended December 31, 2025 and December 31, 2024 related to our various restructuring efforts were $1.7 million and $3.9 million, respectively.

During the fourth quarter of 2025, we recognized $1.2 million in restructuring costs associated with a reduction in our workforce. We may incur additional restructuring charges related to this restructuring effort. All related cash payments are expected to be completed by the fourth quarter of 2026.

Effective as of October 27, 2025, we separated from the service of our former Chief Executive Officer. Pursuant to his then existing Management Continuity Agreement with the Company, he was entitled to severance compensation and benefits of approximately $1.4 million, which were recognized as Restructuring charges during the year ended December 31, 2025. All related cash payments are expected to be completed by the second quarter of 2027. We do not expect to recognize any additional restructuring charges related to his separation from us.

During the first quarter of 2025, we recognized $0.3 million in restructuring costs associated with improving efficiencies within our sales and marketing organization. We do not expect to recognize any additional restructuring charges related to this restructuring effort, and all related cash payments were completed by the third quarter of 2025.

Other (Expense) Income

The following table reflects Other (expense) income for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Loss on Assertio Therapeutics divestiture	$ (8,174)	$ —
Interest expense	(3,075)	(3,039)
Interest income	2,665	3,221
Other gain, net	180	2,765
Total other (expense) income	$ (8,404)	$ 2,947

Total other (expense) income changed by $11.4 million from income of $2.9 million for the year ended December 31, 2024 to expense of $8.4 million for the year ended December 31, 2025, primarily due to an $8.2 million loss on the divestiture of Assertio Therapeutics recognized during the second quarter of 2025, as described in "Item 8. Financial Statements and

Supplementary Data – Note 2. Divestitures and Strategic Transactions," and the favorable impact of a $2.6 million customer reimbursement recognized in the year ended December 31, 2024 that did not repeat in 2025.

The following table reflects interest expense for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Interest on 2027 Convertible Notes	$ 2,600	$ 2,600
Amortization of debt issuance costs on 2027 Convertible Notes	475	439
Total interest expense	$ 3,075	$ 3,039

Income Tax Provision

We recorded income tax expense of $0.4 million and $0.1 million for the years ended December 31, 2025 and December 31, 2024, respectively. The difference between the income tax expense and the tax at the federal statutory rate of 21.0% in each period was primarily due to changes in the valuation allowance due to our net loss, partially offset by state tax expense and the loss recorded on sale of Assertio Therapeutics. As of December 31, 2025 and December 31, 2024, we concluded that it is not more likely than not that the net deferred tax asset recorded as of those dates will be realized. As a result, we recorded a full valuation allowance against our net deferred tax asset as of both December 31, 2025 and December 31, 2024.

On July 4, 2025, the President of the United States signed House Resolution 1 ("H.R. 1"), which made a number of changes to tax law in the Internal Revenue Code, including the reinstatement of immediate expensing for domestic research and development expenditures and modifications to the business interest expense limitation. The changes to tax law promulgated under H.R. 1 did not have a material impact on our income tax expense or income tax account balances for the year ended December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

We have financed, and continue to finance, our operations and business development efforts primarily from product sales, the proceeds of secured borrowings, and public sales of equity securities, including convertible debt securities.

We believe that our existing cash, cash equivalents and short-term investments, which totaled $63.4 million at December 31, 2025, will be sufficient to fund our operations and make the required payments under our debt agreements due for the next 12 months from the date of this filing. We base this expectation on our current operating plan, which may change as a result of many factors.

Our cash needs may vary materially from our current expectations because of numerous factors, including:

- reductions in net product sales and gross margin in the first quarter of 2026 due to the transition of ROLVEDON from Spectrum to Assertio Specialty;
- changes in our working capital needs, including the timing of purchases and manufacturing of our inventories, the timing of payment of our accounts payable and accrued rebates, returns and discounts, and the timing of accounts receivable collections, due to the large purchases of ROLVEDON inventory by several national distributors in the third quarter of 2025 noted above;
- interest and principal payments on our current and future indebtedness;
- our level of expenditures related to the commercialization of our products, including our efforts to manage supply costs and enhance the long-term prospects of ROLVEDON product sales;
- the timing of our purchases of inventory pursuant to our supply agreements, including those that may be required under the Amendment to the Hanmi Agreement, and the impact this may have on our inventory purchases in future periods;
- declines in sales of our marketed products, including those resulting from the entry and sales of generics and/ or other products competitive with any of our products;
- potential additional expenses relating to any litigation matters, as discussed in "Item 8. Financial Statements and Supplementary Data - Note 8. Commitments and Contingencies;"
- potential payments required as a result of ceasing commercialization of Otrexup in July 2025;
- potential payments for income and other taxes to the extent that they cannot be offset against our net operating loss ("NOL") carryforwards;

- acquisitions or licenses of complementary businesses, products, technologies or companies;
- financial terms of definitive license agreements or other commercial agreements we may enter into;
- milestone and royalty revenue we receive under our collaborative development arrangements;
- changes in the focus and direction of our business strategy and/or research and development programs;
- potential expenses, including termination expenses if a decision is made to cease development of Spectrum's de-prioritized development asset poziotinib; and
- expenditures related to future clinical trial costs.

We expect our cash needs will be met by our existing cash, cash equivalents, and short-term investments, including funding our future operations, payments due under our debt agreement, ongoing legal expenses and settlement payments, or product acquisitions and strategic transactions that we may pursue. We expect that ongoing legal expenses will, and any settlements that we are able to negotiate may, continue to be a significant usage of cash in 2026. We may be required to raise additional capital if our cash needs increase significantly from current expectations.

On August 22, 2022, we issued $70.0 million aggregate principal amount of convertible senior notes which mature on September 1, 2027 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year (the "2027 Convertible Notes"). On February 27, 2023, we completed a privately negotiated exchange of $30.0 million principal amount of the 2027 Convertible Notes.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). Pursuant to the terms of the 2027 Convertible Note Indenture, we and our restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on our properties or assets. We were in compliance with our covenants with respect to the 2027 Convertible Notes as of December 31, 2025.

The following table reflects summarized cash flow activities for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Net cash (used in) provided by operating activities	$ (28,182)	$ 26,408
Net cash used in investing activities	(11,988)	(48,911)
Net cash used in financing activities	(189)	(350)
Net decrease in cash and cash equivalents	(40,359)	(22,853)
Cash and cash equivalents at beginning of year	50,588	73,441
Cash and cash equivalents at end of year	$ 10,229	$ 50,588

Cash Flows from Operating Activities

Cash used in operating activities was $28.2 million for the year ended December 31, 2025 compared to cash provided by operating activities of $26.4 million for the year ended December 31, 2024. The change was primarily due to higher net working capital needs and lower net product sales.

Operating assets and liabilities resulted in a net cash use of $45.3 million for the year ended December 31, 2025 compared to net cash provided of $5.2 million for the year ended December 31, 2024. The change was primarily due to a $59.5 million increase in accounts receivable primarily associated with the large purchases of ROLVEDON by several national distributors in the third quarter of 2025, which included extended payment terms provided to ROLVEDON customers as further discussed above in "COMPANY OVERVIEW," as well as higher settlements of accrued liabilities, particularly accrued legal costs, and accounts payable due to timing. This was partially offset by lower inventory purchases, particularly for the ROLVEDON active pharmaceutical ingredient, and higher accruals from the timing of settlements of accrued rebates, returns and discounts related to the sale of ROLVEDON inventory at the end of the third quarter of 2025.

Cash flows from operating activities are impacted by, among other things, product revenue, operating profit and changes in working capital. Fluctuations in any of these will impact our cash flows from operating activities recognized in future periods. Due to the large purchases of ROLVEDON by several national distributors in the third quarter of 2025, the timing of related cash collections and payments is expected to reduce cash flows from operating activities in the first quarter of 2026, with cash flows from operating activities expected to increase in the second quarter of 2026.

Cash Flows from Investing Activities

Cash used in investing activities was $12.0 million for the year ended December 31, 2025, which consisted of $119.2 million of purchases of short-term investments and an $8.2 million investing outflow from cash transferred in the Therapeutics Transaction, offset by $115.4 million of proceeds from maturities of short-term investments. Refer to Note 2. Divestitures and Strategic Transactions included in "Item 8. Financial Statements and Supplemental Data for details regarding the Therapeutics Transaction.

Cash used in investing activities was $48.9 million for the year ended December 31, 2024, which consisted of $98.6 million of purchases of short-term investments, partially offset by $49.7 million of proceeds from maturities of short-term investments. Beginning in the second quarter of 2024, we began purchasing and holding highly liquid marketable securities with maturities dates at purchase of more than three months and less than one year.

Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2025 and December 31, 2024 was $0.2 million and $0.4 million, respectively, and consisted entirely of cash used from employees' withholding tax liability upon the vesting of employee stock awards.

Contractual Obligations

Our principal material cash requirements consist of obligations related to our payments for rebates, returns and discounts, payments for debt, non-cancelable leases for our office space, non-cancelable contractual obligations for our purchase commitments, and cash payments for our restructuring activities. Refer to "Item 8. Financial Statements and Supplemental Data - Note 1, Note 6, Note 7, Note 8 and Note 16," respectively. We generally expect to satisfy these requirements and commitments with cash on hand and cash provided by operating activities.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and SEC regulations for annual reporting. Our management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

A more detailed discussion of our significant accounting policies may be found in "Note 1. Organization and Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, and the impact and risks associated with our accounting policies are discussed throughout this Annual Report on Form 10-K and in the Notes to the Consolidated Financial Statements.

Revenue Recognition

Product sales revenue is recognized when the customer has control of the product, which is when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. These conditions typically occur upon delivery to the customer. Our performance obligation is to deliver product to the customer, and the performance obligation is typically completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances (also referred to as gross-to-net sales allowances).

Product sales allowances consist primarily of provisions for product returns, managed care rebates, commercial rebates, and government rebates (managed care rebates, commercial rebates and government rebates are collectively referred to as "rebates"), wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks. We consider product sales allowances to be variable consideration and estimate and recognize product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of our agreements with customers, historical returns, rebates or discounts taken by product, estimated levels of inventory in the distribution channel, the shelf life of the product, and specific known market events, such as competitive pricing and new product introductions. We use the most likely method in estimating product sales allowances. If actual future results vary from our estimates, we may need to adjust the estimates, which could affect product sales and earnings in the period of adjustment.

Our estimates related to gross-to-net sales adjustments for product return allowances and rebates are judgmental and are subject to change based on our historical experience and certain quantitative and qualitative factors. We believe that our estimates related to gross-to-net sales adjustments for wholesaler and pharmacy discounts, prompt payment discounts, patient discount programs and chargebacks do not have a high degree of estimation complexity or uncertainty, as the related amounts are settled within a relatively short period of time. The timing of ultimate settlement of returns- and chargebacks-related allowances can be prolonged by our process to validate such adjustments before settlement is finalized.

Product Returns - We allow customers to return product for credit with respect to that product generally within six months before and 12 months after the product expiration date. We estimate product returns based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. We do not assume financial responsibility for returns of any of our currently marketed products acquired through product rights acquisitions if those returns relate to sales of that product prior to or after the period of our ownership of the respective product, which are identified by specific lot numbers.

Shelf lives for our products, from the respective manufacture dates, range from 24 months to 48 months. Because of the shelf life of our products and our return policy of issuing credits with respect to product that is returned within six months before and 12 months after our product expiration date, there may be a significant period of time between when the product is shipped and when we issue credit on a returned product. Accordingly, we may have to adjust these estimates, which could affect product sales and earnings in the period of adjustments.

Managed Care Rebates - We offer discounts under contracts with certain managed care providers. We generally pay managed care rebates one to three months after prescriptions subject to the rebate are filled.

Commercial Rebates - We offer certain group purchasing organization ("GPO") rebates for end-user purchases made under contractual rebate percentage tier programs. Commercial rebates are based on (i) our estimates of end-user purchases through a GPO, (ii) the corresponding contractual rebate percentage tier we expect each GPO to achieve, and (iii) our estimates of the impact of any prospective rebate program changes made by us. We generally pay commercial rebates two to 12 months after qualifying purchases are made.

Government Rebates - We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare & Medicaid Services' Medicaid Drug Rebate Program, Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. We generally pay government rebates three to 12 months after prescriptions subject to the rebate are filled. These rebates are subject to our active participation in the respective programs.

The following table reflects activity relating to the Company's provision for product sales allowances as of December 31, 2025 and 2024 (in thousands):

	Product Returns	Rebates [1]	Other Sales Allowances [2]	Total[5]
Balance as of December 31, 2023	$ 29,789	$ 14,503	$ 14,754	$ 59,046
Provisions made in current period to Product Sales, net [3]	5,796	59,107	105,998	170,901
Provisions made in current period to Other revenue [4]	(2,100)	—	—	(2,100)
Payments and credits made in current period	(11,130)	(52,696)	(86,553)	(150,379)
Balance as of December 31, 2024	$ 22,355	$ 20,914	$ 34,199	$ 77,468
Provisions made in current period to Product Sales, net [3]	(1,644)	80,267	143,077	221,700
Payments and credits made in current period	(4,165)	(79,560)	(113,095)	(196,820)
Balance as of December 31, 2025	$ 16,546	$ 21,621	$ 64,181	$ 102,348

(1) Rebates consist of managed care rebates, commercial rebates and government rebates.
(2) Other Sales Allowances consist of wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks.
(3) Includes adjustments to revenue recognized as a result of changes in estimates for the Company's gross-to-net sales allowances for products sold in previous periods, which were approximately 7% and 3% for the years ended December 31, 2025 and 2024, respectively. In addition, ROLVEDON net product sales for the year ended December 31, 2025 included the adjustment of a prior period returns reserve of $5.4 million established in connection with the Spectrum Merger.
(4) Consists of sales adjustments for previously divested products recognized in Other revenue in the Consolidated Statements of Comprehensive Loss.
(5) Balance includes allowances for cash discounts for prompt payment of $3.0 million and $1.2 million as of December 31, 2025 and 2024, respectively, which are recognized in Account receivable, net in the Company's Consolidated Balance Sheets. The remaining balance of $99.4 million and $76.3 million as of December 31, 2025 and 2024, respectively, is recognized in Accrued rebates, returns and discounts in the Company's Consolidated Balance Sheets.

Impairment of Long-lived Assets

We evaluate long-lived assets, including property and equipment and acquired intangible assets consisting of product rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment is calculated as the excess of the carrying amount over the fair value. Estimating future cash flows and fair value related to an intangible asset involves significant estimates and assumptions. If our assumptions are not correct, there could be an impairment or, in the case of a change in the estimated useful life of the asset, a change in amortization expense. Refer to "Results of Operations – Impairment of Intangible Assets" within this Item 7 and "Item 8. Financial Statements and Supplemental Data – Note 5. Intangible Assets" for a discussion of the results of our 2025 and 2024 assessments of the recoverability and impairment of our long-lived assets.

Income Taxes

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We follow the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the consolidated balance sheet and provide any necessary allowances as required. Determining necessary allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. When we determine that it is more-likely-than-not that some portion or all the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that we determine is more-likely-than-not to be realized.

We are subject to examination of our income tax returns by various tax authorities on a periodic basis. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. We have applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that, in our judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

As of December 31, 2025, we have recorded a full valuation allowance against our net deferred tax assets. In evaluating our ability to realize our deferred tax assets, we consider available positive and negative evidence, including past operating results and forecasts of future taxable income, and the potential Internal Revenue Code section 382 limitation on NOL carryforwards due to a change in control. In determining future taxable income, we make assumptions to forecast U.S. federal and state operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies.

These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction and are consistent with the forecasts used to manage our business. We have generated a top-line and as-adjusted cumulative loss for the three year period ended December 31, 2025. All our deferred tax assets ("DTA") are recorded by our U.S. operations, and the U.S. does not permit carryback of losses. As such, we can only rely on the reversal of existing taxable temporary differences to be considered as positive evidence in analyzing future use of existing DTAs. We analyzed the existing taxable temporary differences, but determined they were insufficient for generating future taxable income to permit full use of the existing DTAs. Additionally, we did not identify any tax planning strategies or tax planning actions which would allow for the use of the net domestic DTAs recorded as of December 31, 2025.

We recognize tax liabilities in accordance with Accounting Standards Codification Topic 740, *Income Taxes*, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

See "Item 8. Financial Statements and Supplemental Data - Note 14. Income Taxes" for additional information.

RECENT ACCOUNTING PRONOUNCEMENTS

See "Item 8. Financial Statements and Supplemental Data - Note 1. Organization and Summary of Significant Accounting Policies" for additional information on recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and therefore are not required to provide the information called for by this Item 7A in this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ASSERTIO HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)

Consolidated Balance Sheets as of December 31, 2025 and 2024

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025 and 2024

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2025 and 2024

Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024

Notes to Consolidated Financial Statements

Schedule II: Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Assertio Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 16, 2026 expressed an unqualified opinion.

Change in accounting principle

As discussed in Note 1 to the consolidated financial statements, the Company has adopted new accounting guidance in 2025 related to income tax disclosures due to the adoption of ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The adoption was prospectively applied.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Divestiture of Assertio Therapeutics

As described further in Note 2 to the consolidated financial statements, during 2025 the Company transferred all of the equity interests in Assertio Therapeutics to an established purchaser of legacy litigation matters, resulting in Assertio Therapeutics being owned by the purchaser's related company, ATIH Industries LLC. In connection with the divestiture, the Company recognized a net loss of approximately $8.2 million. The divestiture of Assertio Therapeutics involved unique and complex facts and circumstances and required management to apply significant judgment in determining the appropriate accounting treatment, financial statement presentation, and related disclosures. We identified the divestiture of Assertio Therapeutics as a critical audit matter. The principal considerations for our determination that the divestiture of Assertio Therapeutics is a critical audit matter are the unique nature of the transaction and the high degree of auditor judgment, subjectivity, and effort required to evaluate the application of relevant accounting principles, including the recognition and measurement of the loss on divestiture and the appropriateness of the related financial statement presentation and disclosures.

Our audit procedures related to the divestiture of Assertio Therapeutics included the following, among others:

- We obtained an understanding of, evaluated the design of, and tested the operating effectiveness of internal controls over the Company's accounting for the divestiture.

- We evaluated management's accounting conclusions related to the recognition and measurement of the loss on divestiture. We involved national office resources to assist in assessing the appropriateness of the accounting treatment and financial statement presentation of the transaction.

- We substantively tested the calculation of the loss recognized in connection with the divestiture.

- We assessed the sufficiency and clarity of management's presentation and disclosures related to the divestiture.

Estimate of Gross-to-Net Accruals for Rolvedon Held by Wholesalers

As described further in Note 1 to the consolidated financial statements, the Company establishes provisions for chargebacks, rebates, and other sales allowances in the same period that product is sold to wholesalers. As of December 31, 2025, the Company recorded gross-to-net accruals of approximately $38.4 million related to Rolvedon inventory sold to wholesalers but not yet sold to end customers. These accruals primarily relate to estimated rebates and chargebacks offered to group purchasing organizations ("GPOs"). We identified the estimate of gross-to-net accruals for Rolvedon held by wholesalers as a critical audit matter. The principal considerations for our determination that the estimate of gross-to-net accruals for Rolvedon held by wholesalers is a critical audit matter are the significant judgment and estimation uncertainty involved in determining rebate and chargeback rates applicable to future sales of product held by wholesalers, including management's assumptions related to historical wholesaler sales trends and anticipated changes in contractual terms and the high degree of auditor judgement, subjectivity, and effort required to evaluate the assumption and resulting impact on net revenues and the related portion of "accrued rebates, returns and discounts".

Our audit procedures related to the estimate of gross-to-net accruals for Rolvedon held by wholesalers included the following, among others:

- We obtained an understanding of, evaluated the design of, and tested the operating effectiveness of controls over management's process for estimating gross-to-net accruals for Rolvedon held by wholesalers.

- We tested the completeness and accuracy of historical rebate, chargeback, and wholesaler sales data used by management in developing the estimate.

- We inspected relevant contractual arrangements with GPOs and chargeback provisions applicable to future end-user sales.

- We assessed the reasonableness of management's assumptions related to anticipated pricing, utilization trends, and end-user mix, and evaluated the impact of those assumptions on the estimated rebates and chargebacks.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 16, 2026

ASSERTIO HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,		
		2025		**2024**
ASSETS				
Current assets:				
Cash and cash equivalents	$	10,229	$	50,588
Short-term investments		53,176		49,466
Accounts receivable, net		120,110		54,120
Inventories, net		24,120		38,308
Prepaid and other current assets		9,011		10,067
Total current assets		216,646		202,549
Property and equipment, net		444		586
Intangible assets, net		48,908		80,471
Other long-term assets		972		1,126
Total assets	$	266,970	$	284,732
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	9,014	$	14,736
Accrued rebates, returns and discounts		99,366		76,304
Accrued liabilities		14,282		18,847
Contingent consideration, current portion		—		726
Other current liabilities		4,851		4,075
Total current liabilities		127,513		114,688
Long-term debt		39,124		38,813
Other long-term liabilities		6,381		10,150
Total liabilities		173,018		163,651
Commitments and contingencies (Note 8)				
Shareholders' equity:				
Common stock, $0.0001 par value, 200,000,000 shares authorized; 6,421,899 and 6,369,133 shares issued and outstanding as of December 31, 2025 and 2024, respectively*		1		1
Additional paid-in capital*		797,450		794,204
Accumulated deficit		(703,499)		(673,124)
Total shareholders' equity		93,952		121,081
Total liabilities and shareholders' equity	$	266,970	$	284,732

* Shares issued and outstanding, common stock and additional paid-in capital as of December 31, 2024 have been adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except per share data)

	Year Ended December 31,	
	2025	**2024**
Revenues:		
Product sales, net	$ 117,100	$ 120,849
Royalty revenue	1,613	2,012
Other revenue	—	2,100
Total revenues	118,713	124,961
Costs and expenses:		
Cost of sales	35,383	39,227
Research and development expenses	1,690	3,822
Selling, general and administrative expenses	69,000	75,051
Change in fair value of contingent consideration	(276)	(244)
Amortization of intangible assets	29,863	25,644
Impairment of intangible assets	1,700	5,217
Restructuring charges	2,889	720
Total costs and expenses	140,249	149,437
Loss from operations	(21,536)	(24,476)
Other (expense) income:		
Loss on Assertio Therapeutics divestiture	(8,174)	—
Interest expense	(3,075)	(3,039)
Interest income	2,665	3,221
Other gain, net	180	2,765
Total other (expense) income	(8,404)	2,947
Net loss before income taxes	(29,940)	(21,529)
Income tax expense	(435)	(52)
Net loss and comprehensive loss	$ (30,375)	$ (21,581)
Basic and diluted net loss per share*	$ (4.74)	$ (3.40)
Shares used in computing basic and diluted net loss per share*	6,403	6,351

* Basic and diluted net loss per share and shares used in computing basic and diluted net loss per share for the year ended December 31, 2024 have been adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital*	Accumulated Deficit	Shareholders' Equity
	Shares*	Amount*			
Balances as of December 31, 2023	6,311	$ 1	$ 789,545	$ (651,543)	$ 138,003
Common stock issuance and other impacts of the vesting and settlement of equity awards	58	—	(350)	—	(350)
Stock-based compensation	—	—	5,009	—	5,009
Net loss	—	—	—	(21,581)	(21,581)
Balances as of December 31, 2024	6,369	1	794,204	(673,124)	121,081
Common stock issuance and other impacts of the vesting and settlement of equity awards	53	—	(189)	—	(189)
Stock-based compensation	—	—	3,454	—	3,454
Reverse stock split fractional shares settlement	—	—	(19)	—	(19)
Net loss	—	—	—	(30,375)	(30,375)
Balances as of December 31, 2025	6,422	$ 1	$ 797,450	$ (703,499)	$ 93,952

* Adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2025	2024
Operating Activities		
Net loss	$ (30,375)	$ (21,581)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization	30,005	25,829
Amortization of debt issuance costs	475	439
Accretion of interest income from short-term investments	93	(542)
Impairment of intangible assets	1,700	5,217
Loss on Assertio Therapeutics divestiture	8,174	—
Recurring fair value measurements of assets and liabilities	(435)	(397)
Payment of contingent consideration	(450)	(1,730)
Stock-based compensation	3,454	5,009
Provisions for inventory	4,510	8,960
Changes in assets and liabilities, net of acquisition:		
Accounts receivable	(65,990)	(6,457)
Inventories	9,678	(9,583)
Prepaid and other assets	1,209	4,334
Accounts payable and other accrued liabilities	(13,292)	(1,256)
Accrued rebates, returns and discounts	23,062	18,166
Net cash (used in) provided by operating activities	(28,182)	26,408
Investing Activities		
Assertio Therapeutics divestiture	(8,174)	—
Proceeds from maturities of short-term investments	115,383	49,694
Purchases of short-term investments	(119,197)	(98,605)
Net cash used in investing activities	(11,988)	(48,911)
Financing Activities		
Payments related to the vesting and settlement of equity awards, net	(189)	(350)
Net cash used in financing activities	(189)	(350)
Net decrease in cash and cash equivalents	(40,359)	(22,853)
Cash and cash equivalents at beginning of year	50,588	73,441
Cash and cash equivalents at end of year	$ 10,229	$ 50,588
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 2,600	$ 2,600

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Assertio Holdings, Inc., or the Company, is a pharmaceutical company with comprehensive commercial capabilities offering differentiated products designed to address patients' needs. The Company's focus is on supporting patients by marketing products primarily in the oncology market.

The Company has built its product portfolio through the acquisition or licensing of approved products, including its lead product, ROLVEDON™. The Company's primary marketed products include ROLVEDON (elflapegrastim-xnst) injection for subcutaneous use, Sympazan® (clobazam) oral film, INDOCIN® (indomethacin) Suppositories, INDOCIN® (indomethacin) Oral Suspension, SPRIX® (ketorolac tromethamine) Nasal Spray, and CAMBIA® (diclofenac potassium for oral solution). In July 2025, the Company ceased commercializing Otrexup (see Note 2. Divestitures and Strategic Transactions).

Unless otherwise noted or required by context, use of "Assertio," the "Company," "we," "our" and "us" refer to Assertio Holdings and/or its applicable subsidiary or subsidiaries. Reference to "Assertio Specialty" refers to Assertio Specialty Pharmaceuticals, LLC, and "Spectrum" refers to Spectrum Pharmaceuticals, Inc., and/or its applicable subsidiary or subsidiaries. Both Assertio Specialty and Spectrum are wholly-owned subsidiaries of the Company. Additionally, the use of "Assertio Therapeutics" refers to Assertio Therapeutics, Inc., and/or its applicable subsidiary or subsidiaries. Assertio Therapeutics was divested on May 9, 2025 (see Note 2. Divestitures and Strategic Transactions).

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations for annual reporting.

In preparing the financial statements for the year ended December 31, 2025, the Company evaluated whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity's ability to continue as a going concern within 12 months after the date of the issuance of these financial statements, and concluded that no substantial doubt exists.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split

On December 26, 2025, the Company effected a 1-for-15 reverse stock split of its issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the Company's stockholders received one share of common stock for every 15 shares held immediately prior to the effective time of the Reverse Stock Split. The Reverse Stock Split affected all the Company's issued and outstanding shares of common stock equally. Any fractional shares remaining as a result of the Reverse Stock Split were paid to the shareholder in cash. The par value and number of authorized shares of the Company's common stock were not adjusted as a result of the Reverse Stock Split. The Reverse Stock Split also affected the Company's outstanding stock-based awards and convertible senior notes due 2027 and resulted in the shares underlying such instruments being reduced and the exercise or conversion price being increased proportionately. Unless otherwise noted, all common stock shares, common stock per share data and shares of common stock underlying stock-based awards and the convertible senior notes due 2027 included in these consolidated financial statements, including the exercise price of equity instruments or conversion price of the convertible senior notes due 2027, as applicable, have been retrospectively adjusted to reflect the Reverse Stock Split for all periods presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Estimates are used in determining items such as product returns, rebates, the evaluation of impairment of intangible assets, the fair value of contingent consideration obligations, and income taxes. Estimates are also used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of the Company, actual results could differ materially from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date at purchase of three months or less to be cash equivalents. Cash and cash equivalents generally consist of cash on deposit with banks, money market instruments, U.S. Agency discount notes, commercial paper and corporate debt securities. The Company invests its cash in money market funds and marketable securities including U.S. Treasury and government agency securities, commercial paper, and higher quality debt securities of financial and commercial institutions. There may be times when the Company's cash and cash equivalents on deposit exceed the Federal Deposit Insurance Corporation insurance limits, which potentially exposes the Company to a concentration of credit risk. The Company maintains its cash and cash equivalents principally with accredited financial institutions with high credit ratings.

Short-Term Investments

The Company considers all highly liquid investments with a maturity date at purchase of more than three months but less than one year to be short-term investments. The Company's short-term investments consist of marketable securities, which could include commercial paper and U.S. Treasury securities. The Company has classified its short-term investments as trading securities. The short-term investments are recorded at fair value using Level 2 inputs, as the inputs used to value these instruments are directly observable or can be corroborated by observable market data for substantially the full term of the assets. Gains and losses on short-term investments are included in Interest income in the Consolidated Statements of Comprehensive Loss.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment. To date, the Company has not recorded an allowance for estimated expected credit losses since the majority of its product revenue comes from sales to a limited number of financially sound companies who have historically paid their balances timely, with resulting credit losses not historically being material. The need for an allowance for estimated expected credit losses is evaluated each reporting period based on the Company's assessment of the creditworthiness of its customers or any other potential circumstances that could result in an allowance for estimated expected credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined by specific manufactured lot. Inventories consist of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs. The Company reviews its inventory for potentially excess, dated, defective or obsolete inventories based on an analysis of inventory on hand and projected demand, and adjusts the value of that inventory as conditions warrant.

Cost of sales includes the cost of inventory sold or reserved, which includes manufacturing and supply chain costs, product shipping and handling costs, and product royalties.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

Furniture and office equipment	3 - 5 years
Machinery and equipment	5 - 7 years
Laboratory equipment	3 - 5 years
Leasehold improvements	Shorter of estimated useful life or lease term

Intangible Assets

Intangible assets consist of product rights that are accounted for as definite-lived intangible assets subject to amortization. The Company determines the fair value of acquired intangible assets as of the acquisition date. Discounted cash flow models are typically used in these valuations, which require the use of significant estimates and assumptions, including but not limited to, developing appropriate discount rates and estimating future cash flows from product sales and related expenses. The fair value recorded is amortized on a straight-line basis over the estimated useful life of the asset. The Company estimates the useful life of the assets by considering competition by products prescribed for the same indication, the expected lives of the patents held by the Company for the products, the likelihood and estimated future entry of non-generic and generic competition for the same or similar indication, and other related factors.

 Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Pursuant to Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment* ("ASC 360")*,* the Company groups its long-lived assets at the product level, which is the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. The Company estimates the future net undiscounted cash flows expected to be generated from the use of the long-lived asset group and its eventual disposition. An impairment would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment is calculated as the excess of the carrying amount over the fair value.

Revenue Recognition

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of the promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation, when (or as) the performance obligation is satisfied. The Company assesses the term of the contract based upon the contractual period in which the Company has enforceable rights and obligations.

Variable consideration arising from sales or usage-based royalties, promised in exchange for a license of the Company's intellectual property, is recognized at the later of (i) when the subsequent product sales occur or (ii) the performance obligation, to which some or all of the sales-based royalty has been allocated, has been satisfied.

Product Sales

The Company sells commercial products to wholesale distributors and specialty pharmacies. Product sales revenue is recognized when the customer has control of the product, which is when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. These conditions typically occur upon delivery to the customer. The Company's performance obligation is to deliver product to the customer, and the performance obligation is typically completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances. Receivables related to product sales are typically collected one to two months after delivery. As a result, the Company has elected to apply the practical expedient to not recognize a significant financing element for its contracts where the period between the customer obtaining control of the product and the customer paying for its product is one year or less. Receivables may also include customer deductions for returns and chargebacks that are pending Company validation.

The Company considers product sales allowances to be variable consideration and estimates and recognizes product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of the Company's agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product and specific known market events, such as competitive pricing and new product introductions. The Company uses the most likely method in estimating product sales allowances. If actual future results vary from the Company's estimates, the Company may need to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustment.

The Company's product sales allowances include:

Product Returns - The Company allows customers to return product for credit with respect to that product generally within six months before and 12 months after the product expiration date. The Company estimates product returns based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. The Company does not assume financial responsibility for returns of any of its currently marketed products acquired through product rights acquisitions if those returns relate to sales of that product prior to the period of the Company's ownership of the respective product, which are identified by specific lot numbers.

Shelf lives for the Company's products, from the respective manufacture dates, for the Company's products range from 24 months to 48 months. Because of the shelf life of the Company's products and its return policy of issuing credits with respect to product that is returned within six months before and 12 months after its product expiration date, there may be a significant period of time between when the product is shipped and when the Company issues credit on a returned product. Accordingly, the Company may have to adjust these estimates, which could have an effect on net product sales and earnings in the period of adjustments.

Managed Care Rebates - The Company offers discounts under contracts with certain managed care providers. The Company generally pays managed care rebates one to three months after prescriptions subject to the rebate are filled.

Commercial Rebates - The Company offers certain group purchasing organization ("GPO") rebates for end-user purchases made under contractual rebate percentage tier programs. Commercial rebates are based on (i) an estimate of end-user purchases through a GPO, (ii) the corresponding contractual rebate percentage tier the Company expects each GPO to achieve, and (iii) the Company's estimate of the impact of any prospective rebate program changes made by the Company. The Company generally pays commercial rebates two to 12 months after qualifying purchases are made.

Government Rebates - The Company offers discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare and Medicaid Services' Medicaid Drug Rebate Program and Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. The Company generally pays government rebates three to 12 months after prescriptions subject to the rebate are filled. These rebates are subject to the Company's active participation in the respective programs.

Wholesaler and Pharmacy Discounts - The Company offers contractually determined discounts to certain wholesale distributors and specialty pharmacies that purchase directly from it. These discounts are either taken off invoice at the time of shipment or paid to the customer on a quarterly basis one to two months after the quarter in which the product was shipped to the customer.

Prompt Pay Discounts - The Company offers cash discounts to its customers (generally 2% of the sales price) as an incentive for prompt payment. Based on the Company's experience, the Company expects its customers to meet the payment terms to earn the cash discount.

Patient Discount Programs - The Company offers patient discount co-pay assistance programs in which patients receive certain discounts off their prescriptions at participating retail and specialty pharmacies. The discounts are reimbursed by the Company to program administrators approximately one month after the prescriptions subject to the discount are filled.

Chargebacks - The Company provides discounts to authorized users of the U.S. Department of Veterans Affairs' Federal Supply Schedule Program and the Health Resources and Services Administration's 340B Drug Pricing Program. These federal and 340B entities purchase products from the wholesale distributors at a discounted price, and the wholesale distributors then charge back to the Company the difference between the current retail price and the price the federal entity paid for the product. These discounts are subject to the Company's active participation in the respective programs.

The Company's product sales allowances are included in Accrued rebates, returns and discounts on the Consolidated Balance Sheets, except for prompt pay discounts, which are included as a reduction in Accounts receivable, net, on the Consolidated Balance Sheets.

Royalty Revenue

For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalties revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty that has been allocated has been satisfied (or partially satisfied). The Company currently receives royalties based on sales of CAMBIA in Canada, which are recognized as revenue when the related sales occur as there are no continuing performance obligations by the Company under those agreements.

Loss Contingencies

The Company is currently involved in various lawsuits, claims, investigations, and other legal proceedings that arise in the ordinary course of business. The Company recognizes a loss contingency provision in its financial statements when it concludes that a contingent liability is probable, and the amount thereof is estimable. For matters where a loss is not probable, or a probable loss cannot be reasonably estimated, no liability has been recorded. For the matters described in Note 8. Commitments and Contingencies, in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss is provided, if material. Costs associated with the Company's involvement in legal proceedings are expensed as incurred. Amounts accrued for legal contingencies are based on management's best estimate of a loss based upon the status of the cases, assessments of the likelihood of damages, and the advice of counsel, and often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. Provisions for loss contingencies are recorded in Selling, general and administrative expense in the Company's Consolidated Statements of Comprehensive Loss and the related accruals are recorded in Accrued liabilities in the Company's Consolidated Balance Sheets.

Contingent Consideration Obligations

The Company has issued contingent value rights ("CVRs") as part of the Spectrum acquisition in July 2023 (the "Spectrum Merger") and future royalties to an affiliate of CR Group L.P. as part of the Company's merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"). See Note 13. Fair Value, for further details. Both are contingent consideration obligations of the Company.

The fair values of each of the contingent consideration obligations are remeasured each reporting period, with changes in the fair values resulting from changes in the respective underlying inputs being recognized in operating expenses until both the contingent arrangements are settled. Both are based on significant inputs not observable in the market and thus represent Level 3 measurements.

Leases

In accordance with ASC 842, *Leases,* the Company assesses contracts for lease arrangements at inception. Operating right-of-use ("ROU") assets and lease liabilities are recognized at the lease commencement date equal to the present value of future lease payments using the implicit or incremental borrowing rate based on the information readily available at the commencement date. ROU assets include any lease payments as of commencement and initial direct costs but exclude any lease incentives. Lease and non-lease components are generally accounted for separately and the Company recognizes operating lease expense straight-line over the term of the lease.

The Company accounts for operating leases with an initial term of 12 months or less on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive Loss. ROU assets and liabilities are not recorded for these leases.

Stock-Based Compensation

The Company's stock-based compensation generally includes time-based restricted stock units ("RSU") and options, and from time to time also includes performance-based RSUs and options. The Company accounts for forfeitures as they occur for each type of award. Stock-based compensation expense related to time-based RSUs is based on the market value of the underlying stock on the date of grant and the related expense is recognized ratably over the requisite service period. The Company uses the Black-Scholes option valuation model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option valuation model is affected by the Company's stock price as well as various assumptions, which include the expected term of the award, the expected stock price volatility, risk-free interest rate, and expected dividends over the expected term of the award. The Company uses historical option exercise data to estimate the expected term of the options. The Company estimates the volatility of its common stock price by using the historical volatility over the expected term of the options. The Company bases the risk-free interest rate on U.S. Treasury zero coupon bonds with terms similar to the expected term of the options as of the date of grant. The Company does not anticipate paying any cash dividends in the foreseeable future, and therefore, uses an expected dividend yield of zero in the option valuation model. For performance-based options granted with vesting subject to performance conditions, the fair value of the award is determined at grant date using the Black-Scholes option valuation model, and expense is recognized ratably over the requisite performance period regardless of whether or not the performance condition is satisfied.

Advertising Costs

Costs associated with advertising are expensed as incurred. Advertising expense for the years ended December 31, 2025 and 2024 was $1.3 million and $1.8 million, respectively. Advertising costs are included in Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Loss.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in its Consolidated Balance Sheets, as well as net operating loss and tax credit carryforwards. The Company follows the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the Consolidated Balance Sheets and provides any necessary allowances as required. Determining necessary allowances requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. When it is determined that it is more likely than not that some portion or all the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount determined to be more likely than not to be realized.

The Company is subject to examination of its income tax returns by various tax authorities on a periodic basis. The Company regularly assesses the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of its provision for income taxes. The Company has applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the Company to recognize a tax benefit measured at the largest amount of tax benefit that, in its judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes tax liabilities in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"), and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Restructuring

The Company accounts for restructuring costs in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420") and ASC 712, *Compensation - Nonretirement Postemployment Benefits* ("ASC 712"). One-time termination benefits are recorded at the time restructuring is communicated to the affected employees. Ongoing termination benefits are recognized when they are probable and estimable. Payments under one-time and ongoing termination benefits are made over the period to which the former employee is entitled to the benefit under the termination agreement.

Concentrations of Risk

The Company is subject to credit risk from its accounts receivable related to product sales. The three large, national wholesale distributors represent the majority of the Company's business and represented the following percentage of consolidated revenue and accounts receivable by customer related to product sales for the years ended December 31, 2025 and 2024.

| | Consolidated revenue | | Accounts receivable related to product sales | |
| | Year Ended December 31, | | As of December 31, | |
	2025	2024	2025	2024
Cencora	45 %	40 %	44 %	33 %
McKesson Corporation	31 %	30 %	39 %	42 %
Cardinal Health	10 %	8 %	10 %	6 %
All others	14 %	22 %	7 %	19 %
Total	100 %	100 %	100 %	100 %

The Company is also subject to risk from its concentration of product sales in ROLVEDON, as further discussed in Note 3. Revenue.

In addition, the Company is dependent upon third-party manufacturers to supply product for commercial use. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for all commercialized products. Such production arrangements could be adversely affected by a significant interruption which would negatively impact the supply of final drug product. The Company mitigates potential supply risks for its marketed products through inventory management and through exploring additional manufacturers to provide the Company's marketed products.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued *ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (*"ASU 2023-09"*)*, which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. The Company adopted ASU 2023-09 in the fourth quarter of 2025 prospectively. Adoption of ASU 2023-09 resulted in additional financial statement disclosures and had no impact on the Company's results of operations or financial condition. See Note 14. Income Taxes, which includes the disclosures resulting from the adoption of ASU 2023-09.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued *ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which is intended to improve disclosures about a public business entity's expenses by requiring disaggregated disclosure, in the notes to the financial statements, of certain categories of expenses included in the financial statements. As clarified by *ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 may be applied either on a prospective or retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of ASU 2024-03 on its consolidated financial statement disclosures.

In November 2024, the FASB issued *ASU No. 2024-04, Debt - Debt with Conversions and Other Options (Subtopic 470-20)* ("ASU 2024-04"), which is intended to clarify requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual periods. ASU 2024-04 may be applied either on a prospective or retrospective basis, and early adoption is permitted. While the Company believes that ASU 2024-04 will not have a material impact on its consolidated financial statements or its disclosures, the Company has convertible notes (see Note 6. Debt, for further information) and has induced a conversion on those convertible notes in the past.

NOTE 2. DIVESTITURES AND STRATEGIC TRANSACTIONS

Assertio Therapeutics Divestiture

On May 9, 2025, the Company transferred all the equity interests in Assertio Therapeutics to an established purchaser of legacy litigation matters, resulting in Assertio Therapeutics being owned by the purchaser's related company, ATIH Industries, LLC (the "Therapeutics Transaction"). At the closing of the Therapeutics Transaction, Assertio Therapeutics held approximately $8.2 million in cash, insurance and retained a single-digit royalty based on net income derived from INDOCIN. In addition, Assertio Therapeutics retained certain legal liabilities, including those related to opioid litigation (see Note 8. Commitments and Contingencies for further information). As a result of the Therapeutics Transaction, neither the Company nor any of its current subsidiaries are defendants in any opioid-related litigation.

The Company recognized a net loss of $8.2 million on the Therapeutics Transaction during the second quarter of 2025, which is shown as Loss on Assertio Therapeutics divestiture in the Company's Consolidated Statements of Comprehensive Loss. The Therapeutics Transaction is reflected as cash used in investing activities for the year ended December 31, 2025 in the Company's Consolidated Statements of Cash Flows.

Otrexup Decommercialization

As part of its ongoing commercial portfolio assessment, the Company ceased commercialization of Otrexup in July 2025. As a result of this decision, the Company incurred $4.2 million of expenses during the year ended December 31, 2025, of which $2.5 million was recognized in Cost of sales and $1.7 million was recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive Loss. These costs were primarily associated with the write-off of inventory (including inventory held at the Company's contract manufacturers for Otrexup), the write-off of certain prepaid assets and the recognition of an accrual for a settlement in principle to settle any claims associated with the Company ceasing commercialization of Otrexup. (see Note 8. Commitments and Contingencies, for further details).

NOTE 3. REVENUE

Disaggregated Revenue

The following table reflects total revenues for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	**2024**
Product sales, net:		
ROLVEDON	$ 68,225	$ 60,090
INDOCIN products	18,905	26,761
Sympazan	11,349	10,457
SPRIX	7,952	7,624
Other products	10,669	15,917
Total product sales, net	$ 117,100	$ 120,849
Royalty revenue	1,613	2,012
Other revenue	—	2,100
Total revenues	$ 118,713	$ 124,961

Product Sales, Net

Product sales, net, consist of sales of the Company's products as listed above. Other product sales, net, represent product sales for Otrexup, CAMBIA and Zipsor. During the first quarter of 2025, the Company reclassified product sales from Otrexup and CAMBIA to the Other products line in the table above. Prior period amounts were reclassified herein to conform with the current period presentation. As discussed in Note 2. Divestitures and Strategic Transactions, the Company ceased commercialization of Otrexup in July 2025.

In the third quarter of 2025, the Company advanced key integration efforts to consolidate operations and align its products, including ROLVEDON, under a single subsidiary, Assertio Specialty. Sales of ROLVEDON in 2025 reflected normal demand through the first nine months of 2025, as well as large purchases by several national distributors to help ensure consistent supply of ROLVEDON during the fourth quarter of 2025 and first quarter of 2026 as the Company completes the integration of ROLVEDON into Assertio Specialty. The Company did not record material net product sales of ROLVEDON during the fourth quarter of 2025 and does not anticipate material net product sales in the first quarter of 2026. Sales of the newly labeled ROLVEDON are expected to commence at a normal volume in the second quarter of 2026.

To facilitate the large purchases of ROLVEDON by several national distributors in the third quarter of 2025, the Company provided its customers with higher-than-historical levels of discounts and extended payment terms. The related discounts and payment terms were accounted for in accordance with ASC 606 and met the accounting criteria for applying the practical expedient to not recognize a significant financing element.

The Company reviews its estimates related to its accrued rebates, returns and discounts, including those recorded in prior periods, on a frequent basis and makes adjustments to those allowances as needed. Those adjustments to revenue for products sold in prior periods were approximately 7% and 3% of Total product sales, net, for the years ended December 31, 2025 and 2024, respectively. The adjustment to revenue for the year ended December 31, 2025 included the adjustment of a prior period returns reserve of $5.4 million established in connection with the Spectrum Merger.

The following table reflects Accrued rebates, returns and discounts for the years ended December 31, 2025, 2024 and 2023 (in thousands):

| | December 31, | | |
	2025	2024	2023
Accrued rebates, returns and discounts	$ 99,366	$ 76,304	$ 58,137

Royalty Revenue

In November 2010, the Company entered into a license agreement granting Tribune Pharmaceuticals Canada Ltd. (later known as Aralez Pharmaceuticals, Miravo Healthcare, and Searchlight Pharma, or "Searchlight," owned by Apotex Inc.) the rights to commercially market CAMBIA in Canada. Searchlight independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. The Company recognized royalties revenue related to the CAMBIA licensing agreement licensing agreement of $1.6 million and $2.0 million for the years ended December 31, 2025 and 2024, respectively. The patents underlying the license agreement that the Company has with Searchlight expire in June 2026.

Other Revenue

Other revenue consists of adjustments to reserves for product sales allowances (gross-to-net sales allowances) for previously divested products and can result in a reduction to, or an increase to, total revenues during the period. There was no other revenue recognized for the year ended December 31, 2025. Sales adjustments for reserves recorded in prior periods for previously divested products increased total revenue by $2.1 million for the year ended December 31, 2024.

NOTE 4. SUPPLEMENTAL BALANCE SHEET DETAILS

Accounts Receivable, Net

The following table reflects Accounts receivable, net for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	December 31,		
	2025	**2024**	**2023**
Accounts receivable, net	$ 120,110	$ 54,120	$ 47,663

The increase in Accounts receivable, net from December 31, 2024 to December 31, 2025 primarily relates to large purchases of ROLVEDON by several national distributors in the third quarter of 2025, whereby the Company provided its customers with extended payment terms (see Note 3. Revenue, for further information).

As of December 31, 2025 and 2024, accounts receivable, net, consisted entirely of receivables related to product sales, net of allowances for cash discounts for prompt payment, of $3.0 million and $1.2 million, respectively.

Inventories, Net

The following table reflects the components of inventories, net, as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	**2024**
Raw materials	$ 15,173	$ 15,524
Work-in-process	6,051	4,900
Finished goods	2,896	17,884
Total inventories, net	$ 24,120	$ 38,308

The decrease in finished goods from December 31, 2024 to December 31, 2025 primarily relates to the large purchases of ROLVEDON by several national distributors in the third quarter of 2025 (see Note 3. Revenue for further information) and the write-off of Otrexup inventory in the second quarter of 2025 due to ceasing commercialization of Otrexup (see Note 2. Divestitures and Strategic Transactions for further information).

The Company writes down the value of inventory for potential excess, obsolete or defective inventories based on an analysis of inventory on hand and projected demand. As of December 31, 2025 and 2024, inventory reserves were $9.2 million and $8.7 million, respectively.

Prepaid and Other Current Assets

The following table reflects prepaid and other current assets as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	**2024**
Prepaid assets and deposits	$ 8,667	$ 9,764
Other current assets	344	303
Total prepaid and other current assets	$ 9,011	$ 10,067

Property and Equipment, Net

The following table reflects property and equipment, net as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
	2025		2024	
Furniture and office equipment	$	1,412	$	1,412
Laboratory equipment		20		20
Leasehold improvements		2,551		2,551
		3,983		3,983
Less: Accumulated depreciation		(3,539)		(3,397)
Property and equipment, net	$	444	$	586

Depreciation expense was $0.1 million and $0.2 million for the years ended December 31, 2025 and 2024, respectively. Depreciation expense is recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive Loss.

Accrued Liabilities

The following table reflects accrued liabilities as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
	2025		2024	
Accrued compensation	$	2,721	$	3,260
Accrued restructuring (See Note 16)		2,400		1,187
Interest payable		867		867
Accrued royalties		594		1,223
Other accrued liabilities		7,700		12,310
Total accrued liabilities	$	14,282	$	18,847

Other Long-Term Liabilities

The following table reflects other long-term liabilities as of December 31, 2025 and 2024 (in thousands):

| | December 31, | | | |
	2025		2024	
ROLVEDON product royalties	$	3,074	$	5,479
Noncurrent operating lease liabilities		889		1,122
Liability for uncertain tax provisions		2,418		2,337
Deferred employee retention credits		—		1,212
Total other long-term liabilities	$	6,381	$	10,150

In the second quarter of 2025, the statute of limitations for the deferred employee retention credits lapsed. The Company recognized $2.4 million of income in Selling, general, and administrative expenses in the Company's Consolidated Statements of Comprehensive Loss for the year ended December 31, 2025, comprised of the $1.2 million noted in the table above and an additional $1.2 million of employee retention tax credits received during the second quarter of 2025 associated with claims filed by Spectrum prior to the Spectrum Merger.

NOTE 5. INTANGIBLE ASSETS

Intangible Assets

The following table reflects the gross carrying amounts and net book values of intangible assets as of December 31, 2025 and 2024 (dollar amounts in thousands):

Product rights	Remaining Useful Life (In years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value
		December 31, 2025				December 31, 2024			
ROLVEDON	2.0	$ 63,405	$ (28,692)	$ —	$ 34,713	$ 63,405	$ (11,336)	$ —	$ 52,069
Sympazan	8.8	14,550	(3,840)	—	10,710	14,550	(2,627)	—	11,923
SPRIX	0.7	32,673	(27,488)	(1,700)	3,485	32,673	(23,471)	—	9,202
INDOCIN	0.0	65,605	(65,605)	—	—	65,605	(58,328)	—	7,277
Otrexup	0.0	—	—	—	—	16,364	(11,147)	(5,217)	—
Total Intangible Assets		$ 176,233	$ (125,625)	$ (1,700)	$ 48,908	$ 192,597	$ (106,909)	$ (5,217)	$ 80,471

Amortization expense was $29.9 million and $25.6 million for the years ended December 31, 2025 and 2024, respectively. Effective December 31, 2024, the Company revised the remaining estimated useful life of the ROLVEDON product rights intangible asset to three years. In addition, effective October 1, 2025, the Company revised the remaining estimated useful life of the SPRIX product rights intangible assets to one year.

The following table reflects future amortization expense the Company expects for its intangible assets (in thousands):

Year Ending December 31,	Estimated Amortization Expense
2026	$ 22,054
2027	18,569
2028	1,213
2029	1,213
2030	1,213
Thereafter	4,646
Total	$ 48,908

During each quarter of 2025 and 2024, the Company's market capitalization was below the book value of the Company's equity, which management determined represented an indicator of impairment with respect to its long-lived assets. For the three months ended September 30, 2025, the Company also recognized an additional indicator of impairment with respect to its SPRIX asset group related to a change in the expected timing of cash flows from SPRIX net product sales. Applying the relevant accounting guidance, the Company first assessed the recoverability of its long-lived assets at the product level at each date. After grouping the long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, the Company estimated the future net undiscounted cash flows expected to be generated from the use of the long-lived asset groups and their eventual disposition at each impairment testing date. The Company then compared the estimated undiscounted cash flows to the carrying amounts of the long-lived asset groups at each date.

For the assessment performed for the three months ended September 30, 2025, the Company determined that the undiscounted cash flows and the fair value of the SPRIX asset group were less than its carrying value and recognized an impairment for this asset group of $1.7 million during the third quarter of 2025, reducing its carrying value to $4.6 million.

For the assessment performed for the three months ended December 31, 2024, the Company determined that the estimated undiscounted cash flows and fair value of the Otrexup asset group were less than its carrying value and recognized an impairment for this asset group of $5.2 million during the fourth quarter of 2024, reducing its carrying value to zero.

Both the SPRIX and Otrexup impairment charges were classified within Impairment of intangible assets in the Company's Consolidated Statements of Comprehensive Loss. The fair values of the SPRIX asset group as of September 30, 2025, and the Otrexup asset group as of December 31, 2024, were determined using an income approach and Level 3 inputs, which included estimates of forecasted cash flows.

For all the assessments for the Company's other asset groups performed during each quarter in 2025 and 2024, the Company determined that the estimated undiscounted cash flows were in excess of the carrying amounts for all its long-lived asset groups at each impairment testing date. Accordingly, the Company concluded that the long-lived asset groups were fully recoverable and no adjustment to their carrying values was required.

NOTE 6. DEBT

As of December 31, 2025 and 2024, long-term debt, net, consisted entirely of the carrying value of the Company's 6.5% Convertible Senior Notes due 2027 (the "2027 Convertible Notes") of $39.1 million and $38.8 million, respectively.

6.5% Convertible Senior Notes due 2027

On August 22, 2022, Assertio entered into a purchase agreement (the "Purchase Agreement"), with U.S. Bank Trust Company as the trustee of the initial purchasers (the "Initial Purchasers") to issue $60.0 million in aggregate principal amount of the 2027 Convertible Notes. Under the Purchase Agreement, the Initial Purchasers were also granted an overallotment option to purchase up to an additional $10.0 million aggregate principal amount of the 2027 Convertible Notes solely to cover overallotment (the "Overallotment Option") within a 13-day period from the date the initial 2027 Convertible Notes were issued. On August 24, 2022, the Initial Purchasers exercised the Overallotment Option in full for the $10.0 million aggregate principal amount of additional 2027 Convertible Notes. The 2027 Convertible Notes are senior unsecured obligations of the Company.

On February 27, 2023, the Company completed a privately negotiated exchange of $30.0 million principal amount of the 2027 Convertible Notes.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). The terms of the 2027 Convertible Notes allow for conversion into the Company's common stock, cash, or a combination of cash and common stock, at the Company's election only, at an initial conversion rate of 16.28002 shares of the Company's common stock per $1,000 principal amount (equal to an initial conversion price of approximately $61.42 per share), subject to adjustments specified in the 2027 Convertible Note Indenture. The 2027 Convertible Notes will mature on September 1, 2027, unless earlier repurchased or converted. The Company may redeem the 2027 Convertible Notes for cash equal to the principal amount, plus accrued and unpaid interest, if the closing price of the Company's common stock has been at least 130% of the conversion price noted above then in effect for at least 20 trading days during any 30 consecutive trading day period.

Pursuant to the terms of the 2027 Convertible Note Indenture, the Company and its restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on the Company's properties or assets. The Company was in compliance with its covenants with respect to the 2027 Convertible Notes as of December 31, 2025.

The 2027 Convertible Notes bear interest at a rate of 6.5% per annum payable semiannually in arrears on March 1 and September 1 of each year.

The following table reflects the carrying balance of the 2027 Convertible Notes as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
	2025	2024
Principal balance	$ 40,000	$ 40,000
Derivative liability for embedded conversion feature	4	168
Unamortized debt issuance costs	(880)	(1,355)
Carrying balance	$ 39,124	$ 38,813

The debt issuance costs incurred related to the 2027 Convertible Notes are recognized as a debt discount and are being amortized as interest expense over the term of the 2027 Convertible Notes using the effective interest method with an effective interest rate determined to be 7.8%. During the years ended December 31, 2025 and 2024, the Company amortized $0.5 million and $0.4 million of the debt discount on the 2027 Convertible Notes, respectively.

The Company determined that an embedded conversion feature included in the 2027 Convertible Notes required bifurcation from the host contract and recognition as a separate derivative liability carried at fair value. See Note 13. Fair Value, for further discussion of the estimated fair value of the derivative liability. All the other embedded features of the 2027 Convertible Notes were clearly and closely related to the debt host and did not require bifurcation as a derivative liability, or the fair value of the bifurcated features was immaterial to the Company's consolidated financial statements.

Interest Expense

The following table reflects debt-related interest included in Interest expense in the Company's Consolidated Statements of Comprehensive Loss as of December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Interest on 2027 Convertible Notes	$ 2,600	$ 2,600
Amortization of debt issuance costs on 2027 Convertible Notes	475	439
Total interest expense	$ 3,075	$ 3,039

NOTE 7. LEASES

The Company has a non-cancelable operating lease through December 31, 2030 for its corporate office, which is located in Lake Forest, Illinois. Additionally, in connection with the Spectrum Merger, the Company assumed leases for two facilities (whose terms ended in the third quarter of 2025) and certain office equipment (which term ends in the third quarter of 2026) for which Spectrum had previously been the lessee.

The following table reflects lease expense for the years ended December 31, 2025 and 2024 (in thousands):

		Year ended December 31,	
	Financial Statement Classification	2025	2024
Operating lease cost	Selling, general and administrative expenses	$ 241	$ 256

The following table reflects supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows used in operating leases	$ 412	$ 1,058

The following table reflects supplemental balance sheet information related to leases as of December 31, 2025 and 2024 (in thousands):

	Financial Statement Classification	December 31, 2025	December 31, 2024
Assets			
Operating lease right-of-use assets	Other long-term assets	$ 971	$ 1,125
Liabilities			
Current operating lease liabilities	Other current liabilities	$ 240	$ 331
Noncurrent operating lease liabilities	Other long-term liabilities	889	1,122
Total lease liabilities		$ 1,129	$ 1,453

The following table reflects other operating lease information as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)	4.7	5.2
Weighted-average discount rate	7.2 %	6.8 %

The following table reflects future minimum lease payments under the Company's non-cancelable operating leases as of December 31, 2025 (in thousands):

	Lease Payments
2026	$ 307
2027	243
2028	253
2029	263
2030	274
Total lease payments	$ 1,340
Less: Interest	211
Present value of lease liabilities	$ 1,129

NOTE 8. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Jubilant HollisterStier Manufacturing and Supply Agreement

In connection with the Zyla Merger, the Company assumed a Manufacturing and Supply Agreement (the "Jubilant HollisterStier Agreement") with Jubilant HollisterStier LLC ("JHS") pursuant to which the Company engaged JHS to provide certain services related to the manufacture and supply of SPRIX for the Company's commercial use. In February 2025, the Company amended the Jubilant HollisterStier Agreement to reduce the minimum number of batches of SPRIX required to be purchased for calendar years 2024 and 2025. The Company met its purchase commitment from JHS for 2025.

On January 2, 2026, the Company entered into an amendment (the "JHS Amendment") of the Jubilant HollisterStier Agreement. The JHS Amendment sets the minimum number of batches of SPRIX required to be purchased for the two year period ending December 31, 2027 and is consistent with the minimum number of batches for the two year period ended December 31, 2025. Total commitments to JHS for 2026 and 2027 as a result of the JHS Amendment are approximately $2.0 million.

Antares Supply Agreement

In connection with the Otrexup acquisition, the Company entered into a supply agreement with Antares pursuant to which Antares will manufacture and supply the finished Otrexup products (the "Antares Supply Agreement"). Under the Antares Supply Agreement, the Company has agreed to annual minimum purchase obligations from Antares, which are approximately $2.1 million annually. The Antares Supply Agreement has an initial term through December 2031 and can be renewed thereafter.

As discussed in Note 2. Divestitures and Strategic Transactions, the Company ceased commercialization of Otrexup in July 2025. Pursuant to the Antares Supply Agreement's termination provisions, amounts due upon termination are only payable if the Antares Supply Agreement is formally terminated by written notice. In December 2025, the Company and Antares reached a settlement in principle to settle any claims associated with the Company ceasing commercialization of Otrexup. The settlement in principle requires the Company to pay $1.2 million as of December 31, 2025, and would result in the termination of the Antares Supply Agreement. Accordingly, an accrual of $1.2 million was accrued in accordance with ASC 450-20-25, *Loss Contingencies* ("ASC 450-20") as of December 31, 2025.

Hanmi Supply Agreement

In connection with the Spectrum Merger, the Company assumed a Manufacturing and Supply Agreement (the "Hanmi Agreement") with Hanmi Pharmaceutical Co. Ltd. ("Hanmi") pursuant to which the Company engaged Hanmi to provide certain services related to the manufacture and supply of ROLVEDON for the Company's commercial use. The Company agreed to purchase a minimum number of batches totaling approximately $19.1 million in 2024 and $3.8 million in 2025. The Company met its purchase commitment from Hanmi for 2025.

On October 7, 2025, the Company, through its wholly owned subsidiary Spectrum, entered into an amendment and restatement of the Hanmi Agreement (the "Amendment"). Subsequently, on December 18, 2025, Spectrum assigned the Amendment to Assertio Specialty as part of the Company's efforts to consolidate operations and align its products, including ROLVEDON, under a single subsidiary. The Amendment fixes the price that the Company pays for the remaining term of its license agreement with Hanmi and amends the payment timing for certain product royalties due to Hanmi, which were fully accrued and resulted in an immaterial reclassification between Other current liabilities and Other long-term liabilities in the Company's Consolidated Balance Sheet during the third quarter of 2025. While the Company will not have any minimum purchase requirements for ROLVEDON under the Amendment, if it includes any orders in any annual forecasted purchase plan provided to Hanmi under the Amendment, it must designate at least 50 percent of such orders as binding.

CONTINGENCIES

General

The Company is currently involved in various lawsuits, claims, investigations and other legal proceedings that arise in the ordinary course of business. The Company continues to monitor each matter and adjust accruals as warranted based on new information and further developments in accordance with ASC 450-20.

Other than the matters disclosed below, the Company may from time to time become party to actions, claims, suits, investigations or proceedings arising from the ordinary course of its business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Although actions, claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, other than the matters set forth below, the Company is not currently involved in any matters that the Company believes may have a material adverse effect on its business, results of operations, cash flows or financial condition. However, regardless of the outcome, litigation can have an adverse impact on the Company because of associated cost and diversion of management time.

Stockholder Actions

Shapiro v. Assertio Holdings, Inc., et al., U.S. District Court, Northern District of Illinois, Case No. 1:24-cv-00169. On January 5, 2024, this putative securities class action lawsuit was filed by a purported shareholder, alleging that Assertio and certain of its current and former executive officers made false or misleading statements and failed to disclose material facts regarding the likely impact of INDOCIN sales and the Spectrum Merger on Assertio's profitability (the "Shapiro class action"). On April 11, 2024, the court appointed Continental General Insurance Company as the lead plaintiff. The plaintiff filed an amended complaint on June 10, 2024, that names as defendants Assertio and certain of its current and former officers and directors, and Spectrum and certain of its former officers and directors. It alleges violations of Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") between March 9, 2023 and January 3, 2024, and violations of Sections 14(a) and 20(a) of the Exchange Act in connection with the proxy statement issued in connection with the Spectrum Merger. The amended complaint seeks damages, interest, costs, attorneys' fees, and such other relief as may be determined by the court. The defendants filed their motion to dismiss on August 9, 2024; the plaintiff filed its opposition brief on October 10, 2024; and the defendants filed their reply brief on November 14, 2024. The Company intends to vigorously defend itself in this matter.

In re Assertio Holdings, Inc. Derivative Litigation, U.S. District Court, Delaware, Case No. 1:24-cv-00383-UNA. Two putative stockholder derivative actions (*Jung v. Peisert, et al., U.S. District Court, Delaware, Case No. 1:24-cv-00383-UNA*, filed on March 26, 2024, and *Hollin v. Mason, et al., U.S. District Court, Delaware, Case No. 1:24-cv-00785-UNA*, filed on July 3, 2024) were filed against the Company (as a nominal defendant) and certain of its current and former executive officers and directors. The stockholder derivative complaints allege, inter alia, that (1) certain of the Company's current and former executive officers and directors are liable to the Company, pursuant to Section 10(b) and 21(d) of the Exchange Act for contribution and indemnification, relating to the same underlying claims as the Shapiro class action, (2) certain of the Company's current and former officers and directors breached their fiduciary duties, and committed acts of gross mismanagement, abuse of control, or were unjustly enriched, and (3) certain of the Company's directors negligently violated Section 14(a) of the Exchange Act, by allegedly causing such false or misleading statements to be issued and/or failing to disclose material facts about such matters. The plaintiffs generally seek corporate reforms, damages, interest, costs, attorneys' fees, and other unspecified equitable relief. On September 5, 2024, the court consolidated the two stockholder derivative actions under the caption *In re Assertio Holdings, Inc. Derivative Litigation*. On November 4, 2024, the parties filed a stipulation agreeing to stay the consolidated action pending proceedings in the Shapiro class action. On November 5, 2024, the court entered an order staying the consolidated action pursuant to the parties' stipulation.

Jung v. Lebel, et al., Court of Chancery of the State of Delaware, Case No. 2024-0821 and Jung v. Turgeon, et al., Court of Chancery of the State of Delaware, Case No. 2024-0822. On August 5, 2024, alleged former Spectrum stockholder and current Assertio stockholder Jung (the same plaintiff who previously filed *Jung v. Peisert, et. al.*, in Delaware federal court, as discussed above) filed two stockholder derivative complaints in the Delaware Chancery Court against certain former Spectrum officers and directors and naming both Assertio and Spectrum as nominal defendants. The complaints are, respectively, largely duplicative of the allegations in (1) the ongoing Ayoub shareholder class action in the Southern District of New York, and (2) the now-resolved Luo shareholder class action in the District of Nevada (both cases discussed below). Jung previously raised these allegations in demand letters to Assertio's Board, demanding that the Board take legal action against the individuals now named in these complaints. In response to Jung's demand letters, the Board retained independent counsel, considered Jung's demands, and provided a substantive response explaining the Board's reasons for denying Jung's demands. These complaints now allege that the Board wrongfully refused his demands. The individual defendants have not yet been served with either complaint. Assertio and Spectrum have been served with and moved to dismiss both complaints. Briefing schedules on the motions to dismiss have not been set.

Luo v. Spectrum Pharmaceuticals, Inc., et al., U.S. District Court, District of Nevada, Case No. 2:21-cv-01612. On August 31, 2021, this putative securities class action lawsuit was filed by a purported shareholder, alleging that Spectrum and certain of its former executive officers and directors made false or misleading statements and failed to disclose material facts about Spectrum's business and the prospects of approval for its Biologic License Application ("BLA") to the FDA for ROLVEDON in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Exchange Act. On July 28, 2022, the court appointed a lead plaintiff and counsel for the putative class. On September 26, 2022, an amended complaint was filed alleging, inter alia, false and misleading statements with respect to ROLVEDON manufacturing operations and controls and adding allegations that defendants misled investors about the efficacy of, clinical trial data and market need for poziotinib during a Class Period of March 7, 2018 to August 5, 2021. The amended complaint sought damages, interest, costs, attorneys' fees, and such other relief as may be determined by the court. On October 7, 2024, the court granted in part and denied in part the defendants' motion to dismiss. Some of the claims were dismissed with prejudice, and some claims plaintiffs were permitted to re-plead. On April 10, 2025, the parties provided a joint notice to the court that they reached an agreement in principle to settle this matter, and on May 9, 2025, the parties submitted formal settlement papers to the court for preliminary approval. As identified in the settlement papers submitted to the court, the parties agreed to a settlement of $16.0 million, of which the Company was responsible for paying approximately $2.7 million, with insurance covering the remainder. During the second quarter of 2025, the $16.0 million liability was recorded in Accrued liabilities, while the $13.3 million insurance receivable was recorded in Prepaid and other current assets, in the Company's Consolidated Balance Sheets. In June 2025, the court entered an order preliminarily approving the settlement, and thereafter in July 2025, the Company and the insurers funded an escrow account with the settlement proceeds, resulting in derecognition of the insurance receivable and liability. The court granted final approval of the settlement at a hearing on October 20, 2025.

Ayoub v. Spectrum Pharmaceuticals, Inc. et al., Case No. 1:22-cv-10292. On December 5, 2022, a class action lawsuit was filed in the U.S. District Court for the Southern District of New York (the "New York Action"). Three additional related putative securities class action lawsuits were subsequently filed by Spectrum shareholders against Spectrum and certain of its former executive officers in the U.S. District Court for the Southern District of New York: *Osorio-Franco v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:22-cv-10292* (filed December 5, 2022); *Cummings v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:22-cv-10677* (filed December 19, 2022); and *Carneiro v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:23-cv-00767* (filed January 30, 2023). These three additional New York lawsuits allege that Spectrum and certain of its former executive officers made false or misleading statements about, inter alia, the safety and efficacy of and clinical trial data for poziotinib in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Exchange Act, and seek remedies including damages, interest, costs, attorneys' fees, and such other relief as may be determined by the court. The court consolidated the three additional New York lawsuits and entered an order designating Christiansen as the lead plaintiff. Lead plaintiff Christiansen filed an amended consolidated complaint in the New York Action under the caption Christiansen v. Spectrum Pharmaceuticals, Inc, et al., on May 30, 2023, alleging a Class Period between March 17, 2022 and September 2022. On January 23, 2024, the court granted the defendants' motion to dismiss as to five of the challenged statements but denied the motion to dismiss as to two specific statements. On October 25, 2024, a Spectrum stockholder (Ayoub) filed a substantially similar putative securities class action complaint asserting the same claims against the same defendants on behalf of the same alleged class as the New York Action. On October 30, 2024, Christiansen and Ayoub jointly moved for class certification and for appointment as class representatives in the New York Action. On November 4, 2024, defendants moved to disqualify Christiansen from serving as lead plaintiff and for a stay of proceedings pending appointment of a substitute lead plaintiff. On November 6, 2024, the court entered an order staying both cases pending resolution of the defendants' motion to disqualify Mr. Christiansen as lead plaintiff. On August 4, 2025, the court entered an order granting the defendants' motion to disqualify Christiansen from serving as lead plaintiff and reopening the lead plaintiff appointment process with applications to serve as substitute lead plaintiff due by September 24, 2025. Three individuals filed applications to serve as lead plaintiff, with one ultimately withdrawing from consideration. On January 6, 2026, the court issued an opinion and order regarding the two remaining applications, granting the application filed by Ayoub and denying the other remaining application. In addition to appointing Ayoub as lead plaintiff, the court terminated the original Ayoub case and consolidated it with the Christiansen case, which is now recaptioned *Ayoub et al. v. Spectrum Pharmaceuticals, Inc. et al.*, Case No. 1:22-cv-10292-VEC. On January 20, 2026, the parties submitted a joint letter informing the court of their intention to mediate and subsequently scheduled mediation to take place on April 27, 2026. The court thereafter entered an order requiring the parties to submit a joint letter to the court within three business days following the conclusion of the mediation (but in any event not later than May 8, 2026) to report whether the mediation resulted in a settlement, and, if not, to propose next steps in the case. The Company intends to vigorously defend itself in this matter.

Enyart v. Assertio Holdings, Inc., et. al. In the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois, Case No. 2024LA00000842. On November 8, 2024, this putative securities class action lawsuit was filed by an alleged former Spectrum shareholder who received Assertio shares in the Spectrum Merger, alleging that Assertio and certain of its current and former officers and directors violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 in connection with the registration statement for the Assertio shares issued in connection with the Spectrum Merger. In general terms, the complaint alleges that the registration statement contained misrepresentations and omissions related to the value of adding ROLVEDON to Assertio's portfolio of products and the risk to Assertio's business from potential generic competition to INDOCIN. The complaint sought compensatory damages, rescission or a rescissory measure of damages, interest, costs, attorneys' fees, expert witness fees, and other unspecified equitable relief. On June 24, 2025, the court granted the defendants' motion to dismiss, dismissing the complaint in its entirety, while granting leave to re-plead with respect to certain claims. On July 18, 2025, Enyart filed an amended complaint. On September 29, 2025, the defendants filed a motion to dismiss the amended complaint. On February 10, 2026, the court entered an order granting the defendants' motion to dismiss in its entirety, while granting Enyart "one final opportunity and until March 13, 2026, to attempt to replead" with respect to certain claims. The court also scheduled a status conference following the re-pleading deadline, which will take place on March 18, 2026. On March 13, 2026, Enyart filed a second amended complaint. A schedule for a motion to dismiss the second amended complaint has not yet been established. The Company intends to vigorously defend itself in this matter.

Assertio Therapeutics Opioid Litigation and Related Matters

As noted in Note 2. Divestitures and Strategic Transactions, on May 9, 2025, the Company transferred all the equity interests in Assertio Therapeutics to ATIH Industries, LLC. As a result of that divestiture, neither the Company nor any of its subsidiaries are defendants in any opioid-related litigation, including the opioid-related matters described in "Note 8. Commitments and Contingencies" of the Notes to the consolidated financial statements included in Part II, Item 8 of the Company's 2024 Form 10-K.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company's 401(k) Employee Savings Plan (the "401(k) Plan") is available to U.S. employees meeting certain eligibility criteria. The Company has elected to make matching contributions in an amount equal to 100% of elective deferral contributions that are not over 5% of compensation. The Company may make discretionary matching contributions for employees.

The Company recognized expense of $0.6 million related to its matching contributions made to the 401(k) Plan during each of the years ended December 31, 2025 and 2024. The Company's common stock is not an investment option available to participants in the 401(k) Plan.

NOTE 10. STOCK-BASED COMPENSATION

Refer to Note 1. Organization and Summary of Significant Accounting Policies, for further discussion of the Company's stock-based compensation policies.

For the years ended December 31, 2025 and 2024, stock-based compensation expense of $3.5 million and $5.0 million, respectively, was recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive Loss. The recognized tax benefits on total stock-based compensation expense were $0.8 million and $1.2 million for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company had $1.5 million and $2.3 million of total unrecognized compensation expense related to RSU and stock option grants, respectively, that will be recognized over a weighted-average vesting period of 1.99 years and 2.00 years, respectively.

2014 Omnibus Incentive Plan

The Company's 2014 Omnibus Incentive Plan was adopted by the Board of Directors and approved by the shareholders in May 2014, and subsequently amended and restated through May 2025 (as amended and restated, the "2014 Omnibus Plan"). The 2014 Omnibus Plan provides for the grant of stock options, stock appreciation rights, stock awards, cash awards and performance awards to the employees, non-employee directors and consultants of the Company. At December 31, 2025, the number of shares authorized under the 2014 Omnibus Plan was 1,888,997 shares, of which 750,589 were available for future issuance.

Generally, the exercise price of incentive stock options and non-statutory stock options granted under the 2014 Omnibus Plan must be the fair value of the common stock of the Company on the grant date. The term of incentive and non-statutory stock options may not exceed 10 years from the date of grant. A stock option shall be exercisable on or after each vesting date in accordance with the terms set forth in the stock option agreement. The right to exercise a stock option generally vests over three years at a rate of 33% annually or ratably in monthly installments over the vesting period.

Time-based RSUs generally vest over one or 3 years, with 100% or 33% of each award vesting annually, respectively.

Inducement Incentive Plan

Under the Company's Inducement Incentive Plan adopted by the Board of Directors (the "Inducement Plan"), the Company grants time-based RSUs and stock options to recipients thereof as an inducement material to each respective recipient's entry into employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). These inducement awards are subject to such employee's continued service relationship with the Company, with terms and conditions substantially identical to the terms and conditions of the 2014 Omnibus Plan and the award agreements pursuant to which they were granted. The time-based RSUs and options vest on an annual basis over three years beginning on the anniversary of each individual's applicable employment commencement date. At December 31, 2025, the number of shares authorized under the Inducement Plan was 254,702 shares, of which 170,723 were available for future issuance.

Time-Based Stock Options

The following table reflects assumptions used to calculate the fair value of time-based stock option grants under the 2014 Omnibus Plan and the Inducement Plan for the years ended December 31, 2025 and 2024:

		December 31,			
	2025			**2024**	
Risk-free interest rate	3.67%	–	4.44%	3.56%	–	4.54%
Dividend yield		—%			—%	
Expected option term (in years)	5.5	–	6.0	4.0	–	6.0
Expected stock price volatility	121%	–	126%	125%	–	138%

The weighted-average grant date fair value of time-based stock options granted during the years ended December 31, 2025 and 2024 was $10.53 and $12.43 per option share, respectively. Total grant date fair value of options that vested during the years ended December 31, 2025 and 2024 was $2.5 million and $3.3 million, respectively. There were no time-based stock options exercised during the years ended December 31, 2025 and 2024.

The following tables reflects the time-based stock option activity for the year ended December 31, 2025 (dollar amounts in thousands):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of December 31, 2024	491,524	$ 21.58		
Options granted	292,032	$ 11.87		
Options exercised	—	$ —		
Options forfeited	(206,266)	$ 13.93		
Options expired	(14,023)	$ 47.79		
Options outstanding as of December 31, 2025	563,267	$ 18.69	7.3	$ —
Options vested and expected to vest at December 31, 2025	563,267	$ 18.69	7.3	$ —
Options exercisable as of December 31, 2025	259,011	$ 24.74	5.5	$ —

Time-Based Restricted Stock Units

The following table reflects the time-based RSU activity for the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)
Non-vested restricted stock units as of December 31, 2024	159,919	$ 25.45	
Granted	185,824	$ 11.79	
Vested	(68,646)	$ 28.12	
Forfeited	(94,032)	$ 14.22	
Non-vested restricted stock units as of December 31, 2025	183,065	$ 16.35	1.1

The total grant date fair value of time-based RSUs that vested during the years ended December 31, 2025 and 2024 was $1.7 million and $4.4 million, respectively.

Performance-based Stock Options and Restricted Stock Units

During the year ended December 31, 2022, the Company granted 66,667 performance-based stock options ("Performance Options") to its executive officers under the 2014 Omnibus Plan. The term of the vested Performance Options do not exceed 10 years from the date of grant. There were 40,000 Performance Options that were previously issued and remain vested and outstanding as of December 31, 2025.

Other Equity Incentive Plan

The Company's Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan was not utilized for new equity grants during the years ended December 31, 2025 and 2024, and it has no more shares available for future issuance.

NOTE 11. SHAREHOLDERS' EQUITY

Common Stock

As of December 31, 2025, the Company was authorized to issue 200,000,000 shares of $0.0001 par value common stock. Each share of common stock entitles the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders.

As discussed in Note 1. Organization and Summary of Significant Accounting Policies, on December 26, 2025, the Company effected the Reverse Stock Split. Accordingly, the Company's stockholders received one share of the Company's common stock for every 15 shares held immediately prior to the effective time of the Reverse Stock Split. The Reverse Stock Split affected all of the Company's issued and outstanding shares of the Company's common stock equally. The Reverse Stock Split also affected the Company's outstanding stock-based awards and 2027 Convertible Notes and resulted in the shares underlying such instruments being reduced and the exercise price or conversion price being increased proportionately by the Reverse Stock Split ratio. No fractional shares were issued as a result of the Reverse Stock Split with any fractional shares that would have otherwise resulted from the Reverse Stock Split paid in cash, at an amount equal to the resulting fractional interest in one share of the Company's common stock that the stockholder would otherwise be entitled, multiplied by the closing trading price of the Company's common stock on December 24, 2025. The amount of cash paid for fractional shares was immaterial to the Company's financial statements.

As a result of the Reverse Stock Split, on December 26, 2025 the number of issued and outstanding shares of the Company's common stock was adjusted from 96,329,193 shares to 6,421,899 shares.

Preferred Stock

As of December 31, 2025, the Company was authorized to issue 5,000,000 shares of $0.0001 par value preferred stock. The Company has no preferred stock issued or outstanding as of December 31, 2025.

NOTE 12. NET LOSS PER SHARE

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, plus potentially dilutive common shares, consisting of stock-based awards and equivalents, and convertible debt. For purposes of this calculation, stock-based awards and equivalents and convertible debt are considered to be potential common shares and are only included in the calculation of diluted net loss per share when their effect is dilutive. The Company uses the treasury-stock method to compute diluted earnings per share with respect to its stock-based awards and equivalents. The Company uses the if-converted method to compute diluted earnings per share with respect to its convertible debt. Under the if-converted method, the Company assumes any convertible debt outstanding was converted at the beginning of each period presented when the effect is dilutive. As a result, interest expense, net of tax, and any other income statement impact associated with the 2027 Convertible Notes, net of tax, is added back to the net loss used in the diluted earnings per share calculation. Additionally, the diluted shares used in the diluted earnings per share calculation includes the potential dilution effect of the convertible debt if converted into the Company's common stock.

The Company's potentially dilutive stock-based awards and convertible debt were not included in the computation of diluted net loss per share for the years ended December 31, 2025, and 2024, because to do so would be anti-dilutive. Therefore, for the years ended December 31, 2025, and 2024, basic and diluted net loss per common share were the same.

The following table reflects the calculation of basic and diluted net loss per common share for the years ended December 31, 2025 and 2024 (in thousands, except for per share amounts):

	Year ended December 31,	
	2025	2024
Basic and diluted net loss per share		
Net loss	$ (30,375)	$ (21,581)
Weighted-average shares used in computing basic and diluted net loss per share*	6,403	6,351
Basic and diluted net loss per share*	$ (4.74)	$ (3.40)

* Basic and diluted net loss per share and shares used in computing basic and diluted net loss per share for the year ended December 31, 2024 have been adjusted to reflect the Reverse Stock Split effected on December 26, 2025.

The following table reflects outstanding potentially dilutive common shares that are not included in the computation of diluted net loss per share for the years ended December 31, 2025, and 2024, because to do so would be anti-dilutive (in thousands):

	Year ended December 31,	
	2025	2024*
Convertible notes	651	651
Stock-based awards and equivalents	886	635
Total potentially dilutive common shares	1,537	1,286

* Adjusted to reflect the Reverse Stock Split effected on December 26, 2025.

NOTE 13. FAIR VALUE

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables reflect the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands):

December 31, 2025	Financial Statement Classification	Level 1	Level 2	Level 3	Total
Assets:					
Cash equivalents:					
U.S. Treasuries	Cash and cash equivalents	$ —	$ 2,399	$ —	$ 2,399
Money market funds	Cash and cash equivalents	6,810	—	—	6,810
Short-term investments:					
U.S. Treasuries	Short-term investments	—	53,176	—	53,176
Total		$ 6,810	$ 55,575	$ —	$ 62,385
Liabilities:					
Derivative liability	Long-term debt	$ —	$ —	$ 4	$ 4
Total		$ —	$ —	$ 4	$ 4

December 31, 2024	Financial Statement Classification	Level 1	Level 2	Level 3	Total
Assets:					
Cash equivalents:					
U.S. Treasuries	Cash and cash equivalents	$ —	$ 3,897	$ —	$ 3,897
Money Market funds	Cash and cash equivalents	46,163	—	—	46,163
Short-term investments:					
U.S. Treasuries	Short-term investments	—	49,466	—	49,466
Total		$ 46,163	$ 53,363	$ —	$ 99,526
Liabilities:					
Short-term contingent consideration	Contingent consideration, current portion	$ —	$ —	$ 726	$ 726
Derivative liability	Long-term debt	—	—	168	168
Total		$ —	$ —	$ 894	$ 894

Cash and Cash Equivalents

The Company classified money market funds as Level 1, due to their short-term maturity, and measured the fair value based on quoted prices in active markets for identical assets. The Company classified U.S. Treasury and government agency securities as Level 2, as the inputs used to value these instruments are directly observable or can be corroborated by observable market data for substantially the full term of the assets.

Short-Term Investments

The Company's short-term investments are recorded at fair value using Level 2 inputs, as the inputs used to value these instruments are directly observable or can be corroborated by observable market data for substantially the full term of the assets. Unrealized gains and losses from short-term investments classified as trading securities recognized by the Company for the year ended December 31, 2025 and 2024 were immaterial.

Contingent Consideration Obligation

Spectrum Merger Contingent Value Rights

In connection with the Spectrum Merger, the Company issued CVRs that represent a contingent consideration obligation that is measured at fair value using a Level 3 valuation, due to the lack of relevant observable inputs and market activity. As of both December 31, 2025 and 2024, the fair value of the Company's CVR contingent consideration obligation was determined by the Company to be zero. The Company recognized no expense or benefit for the change in fair value of the CVR contingent consideration during the years ended December 31, 2025 or 2024.

The fair value of the CVR contingent consideration is determined using a Monte Carlo simulation model under the income approach based on the probability of achievement of ROLVEDON net sales milestones using projections of 2025 and 2024 net sales and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2024 included actual and projected 2025 future ROLVEDON net product sales, while the calculation of the fair value as of December 31, 2025 utilized actual ROLVEDON product net sales. For both December 31, 2025 and 2024, the threshold for recognition for the CVRs were not met.

Zyla Merger Contingent Consideration Obligation

In connection with the Zyla Merger, the Company assumed a contingent consideration obligation to make contingent consideration payments for future royalties to an affiliate of CR Group L.P. based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029. The Company classified the acquisition-related contingent consideration obligations to be settled in cash as Level 3, due to the lack of relevant observable inputs and market activity. As of December 31, 2025 and December 31, 2024, the fair value of the INDOCIN product contingent consideration obligation was determined to be zero and $0.7 million, respectively, and has been classified as Contingent consideration, current in the Company's Consolidated Balance Sheets.

The Company recognized a benefit of $0.3 million and $0.2 million during the years ended December 31, 2025 and December 31, 2024, respectively, for the change in fair value of contingent consideration incurred in the Zyla Merger, which was recognized in Change in fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive Loss.

The fair value of the contingent consideration incurred in the Zyla Merger is determined using an option pricing model under the income approach based on estimated INDOCIN product net sales through January 2029 and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2025 and 2024 included updated projections of future INDOCIN product net sales.

The following table summarizes changes in fair value of the Company's contingent consideration obligations that is measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024 (in thousands):

| | December 31, | |
	2025	2024
Fair value, beginning of the period	$ 726	$ 2,700
Change in fair value of contingent consideration recorded within Costs and expenses	(276)	(244)
Cash payment related to contingent consideration	(450)	(1,730)
Fair value, end of the period	$ —	$ 726

Derivative Liability

The Company determined that an embedded conversion feature included in the 2027 Convertible Notes required bifurcation from the host contract and to be recognized as a separate derivative liability carried at fair value. The estimated fair value of the derivative liability, which represents a Level 3 valuation, was determined using a binomial lattice model using certain assumptions and consideration of an increased conversion ratio on the underlying convertible notes that could result from the occurrence of certain events. The significant assumption used in the binomial lattice model is a credit spread of 9.0%.

The following table summarizes the change in fair value of the derivative liability for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Fair value, beginning of the period	$ 168	$ 308
Change in fair value of derivative liability recorded within Other gain, net	(164)	(140)
Fair value, end of the period	$ 4	$ 168

Financial Instruments Not Required to be Remeasured at Fair Value

The Company's other financial assets and liabilities are not remeasured to fair value, as the historical cost of each approximates its fair value. As of December 31, 2025, the estimated fair value of the 2027 Convertible Notes, excluding the bifurcated embedded conversion feature, was approximately $36.8 million, compared to a par value of $40.0 million. As of December 31, 2024, the estimated fair value of the 2027 Convertible Notes, excluding the bifurcated embedded conversion option, was approximately $34.8 million, compared to a par value of $40.0 million. The Company estimated the fair value of its 2027 Convertible Notes as of December 31, 2025 and December 31, 2024 based on a market approach, which represents a Level 2 valuation.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company has certain assets and liabilities that are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on a recurring basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment, when there is allocation of purchase price in an acquisition, or when a new liability is being established that requires fair value measurement. These assets and liabilities include long-lived assets and certain liabilities. The fair value measurements for these items rely primarily on Company-specific inputs. Since certain of the Company's assumptions would involve inputs that are not observable, these fair values would represent a Level 3 valuation.

NOTE 14. INCOME TAXES

The following table reflects Net loss before income taxes by source for the years ended December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
U.S.	$ (29,940)	$ (21,529)
Outside the U.S.	—	—
Net loss before income taxes	$ (29,940)	$ (21,529)

The following table reflects income tax expense for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	**2024**
Current:		
Federal	$ (24)	$ (981)
State	459	1,033
Total current taxes	$ 435	$ 52
Deferred:		
Federal	$ —	$ —
State	—	—
Total deferred taxes	$ —	$ —
Total income tax expense	$ 435	$ 52

As discussed in Note 1. Organization and Summary of Significant Accounting Policies, the Company elected to prospectively adopt the guidance in ASU 2023-09. The following table reflects a reconciliation of income taxes at the statutory federal income tax rate to the actual tax rate included in the Consolidated Statements of Comprehensive Loss in accordance with the guidance in ASU 2023-09 for the year ended December 31, 2025 (in thousands):

	Year ended December 31, 2025	
	Amount	**Percent**
U.S. federal statutory income tax rate	$ (6,259)	21.0 %
State and local taxes, net of federal benefit	363	(1.2)%
Other tax credits	159	(0.5)%
Change in valuation allowance	9,261	(31.1)%
Other nontaxable and nondeductible items	179	(0.6)%
Change in prior year unrecognized tax benefits	(24)	0.1 %
Other adjustments:		
Sale of Assertio Therapeutics	(3,531)	11.8 %
Deferred taxes	287	(1.0)%
Effective Tax Rate	$ 435	(1.5)%

During the year ended December 31, 2025, the Company recorded an income tax expense of $0.4 million, primarily due to state tax expense, losses from the sale of Assertio Therapeutics, and a benefit related to the release of an unrecognized tax benefit, offset by changes in the valuation allowance. Due to the sale of Assertio Therapeutics in May 2025, the Company recorded a capital loss and the net operating loss ("NOL") carryforwards were eliminated, as the tax basis is reflected in the loss from sale and the NOLs are no longer available for future use. The deferred tax impact related to the sale of Assertio Therapeutics is zero due to the full valuation allowance. Therefore, the offsetting deferred taxes and valuation allowance impacts are netted within the sale of Assertio Therapeutics for the effective tax rate rather than presented separately.

The states comprising a majority (more than 50 percent) of the State and local taxes, net of federal benefit for the year ended December 31, 2025 in the table above are North Carolina, Tennessee, and Texas.

On July 4, 2025, the President of the United States signed House Resolution 1 ("H.R. 1"), which made a number of changes to tax law in the Internal Revenue Code, including the reinstatement of immediate expensing for domestic research and development expenditures and modifications to the business interest expense limitation. The changes to tax law promulgated under H.R. 1 did not have a material impact on the Company's income tax expense or income tax account balances for the year ended December 31, 2025.

The following table reflects a reconciliation of income taxes at the statutory federal income tax rate to the actual tax rate included in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2024 (in thousands):

	Year Ended December 31, 2024
Tax at federal statutory rate	$ (4,522)
State tax, net of federal benefit	(232)
Disallowed officers' compensation	9
Deferred tax adjustments	(19,436)
Uncertain tax provisions	(2,216)
Other	610
Change in valuation allowance	25,839
Total income tax expense	$ 52

During the year ended December 31, 2024, the Company recorded an income tax expense of $0.1 million, principally comprised of a benefit related to the release of an unrecognized tax benefit, offset by incurred federal and state current tax expense. As part of the release of the unrecognized tax benefit, certain deferred tax assets ("DTAs") related to the uncertain tax position were released, as shown in the Deferred tax adjustment line in the table above. Offsetting these DTAs in the Deferred tax adjustment line were adjustments to certain state deferred tax NOLs. As part of its valuation allowance assessment as of December 31, 2024, the Company was not able to rely on its projected availability of future taxable income from pre-tax income forecasts. As such, the Company primarily relied on its reversing taxable temporary differences to assess its valuation allowance, which resulted in recording of the full valuation allowance for the year ended December 31, 2024.

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table reflects significant components of the Company's deferred income taxes as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating losses	$ 229,830	$ 269,779
Tax credit carryforwards	18,731	18,884
Intangible assets	10,434	5,846
Stock-based compensation	2,866	2,162
Operating lease liabilities	278	354
Capital loss carryforwards	2,663	—
Reserves and other accruals not currently deductible	25,665	24,545
Section 174 R&D capitalization	8,064	11,180
Disallowed interest carryforward	7,029	9,163
Other assets	762	705
Total deferred tax assets	306,322	342,618
Valuation allowance for deferred tax assets	(306,042)	(342,281)
	$ 280	$ 337
Deferred tax liabilities:		
Fixed assets	(42)	(66)
Operating lease right-of-use assets	(238)	(271)
Net deferred tax asset	$ —	$ —

During the years ended December 31, 2025 and 2024, the Company maintained a full valuation allowance to offset, in full, the benefit related to its net deferred tax assets as of December 31, 2025 and 2024 because the realization of future benefit is uncertain. The Company examined both positive evidence such as, but not limited to, the projected availability of future taxable income and negative evidence such as the history of cumulative losses in recent years. As part of its valuation allowance assessment as of December 31, 2025 and 2024, the Company was not able to rely on its projected availability of future taxable income from pre-tax income forecasts. As such, the Company primarily relied on its reversing taxable temporary differences to assess its valuation allowance, which resulted in maintaining the full valuation allowance for the years ended December 31, 2025 and 2024. No indefinite deferred tax liabilities ("DTL") were identified as part of the valuation allowance assessment, nor are there years in which DTL reversals are expected to exceed DTA reversals that might suggest a net DTL is required after a valuation allowance is recorded. The Company will continue to assess the realizability of its deferred tax assets on a quarterly basis and assess whether an additional reserve or a release of the valuation allowance is required in future periods.

The valuation allowance decreased $36.2 million to $306.0 million during the year ended December 31, 2025, and increased $25.8 million to $342.3 million during the year ended December 31, 2024.

As of December 31, 2025, the Company had federal NOLs of $690.5 million with no expiration, and $256.1 million expiring between 2029 and 2037. As of December 31, 2025, state NOL carryforwards are $554.6 million, which begin to expire in 2026. The Company also had federal and state credit carryforwards of $21.1 million, which begin to expire in 2032. Utilization of the Company's NOL and credit carryforwards are subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company does not have any significant federal or state tax examinations in process as of December 31, 2025. The federal and state statute of limitations remains open primarily for the 2022 through 2024 tax years. The California statute of limitations is open for the 2007 through 2024 tax years.

The following table reflects cash income taxes paid, net of refunds received, in accordance with ASU 2023-09 for the year ended December 31, 2025 (in thousands):

	Year Ended December 31, 2025
U.S. federal tax	$ (300)
State	
California	22
Georgia	(44)
Minnesota	15
Texas	150
Other states	15
Total state	$ 158
Total income taxes paid	$ (142)

Cash income taxes paid, net of refunds received, for the year ended December 31, 2024 were $1.6 million.

The following table reflects activity related to the Company's unrecognized tax benefits for the years ended December 31, 2025 and 2024 (in thousands):

Unrecognized tax benefits—December 31, 2023	$ 7,742
Decreases related to lapse of statutes	(2,020)
Unrecognized tax benefits—December 31, 2024	$ 5,722
Decreases related to lapse of statutes	(72)
Unrecognized tax benefits—December 31, 2025	$ 5,650

Of the unrecognized tax benefits in the table above, the total amount of unrecognized tax benefit that would affect the effective tax rate is $2.4 million and $2.3 million as of December 31, 2025 and 2024, respectively. The remaining amount of unrecognized tax benefit of $3.2 million and $3.4 million have corresponding amounts included as deferred tax assets in the deferred income tax table above, and would not impact the effective tax rate.

The Company does not expect a significant change to its unrecognized tax benefits over the next 12 months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

NOTE 15. SEGMENT INFORMATION

The Company manages its business within one reportable segment, relating to the sale of pharmaceutical products to its customers. The Company's Chief Executive Officer serves as the chief operating decision maker ("CODM"). The CODM reviews the business, makes investing and resource allocation decisions and assesses operating performance through the use of Net loss. The CODM also uses Loss from operations as an additional measure of assessing performance and to allocate resources within the Company.

The Company provides the CODM, on a regular basis, information that supports Net loss, including cost of sales, research and development expenses, and selling, general and administrative expenses. The Company further breaks down selling, general and administrative expenses into selling and marketing expenses, compliance expenses, manufacturing expenses and other general and administrative expenses. Additionally, the Company provides the CODM information supporting its amortization of intangible assets, any impairment of assets, and restructuring charges.

The following table reflects the breakdown of selling, general and administrative expenses for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	**2024**
Selling and marketing expenses	$ 23,862	$ 25,505
Compliance expenses	19,194	23,219
Manufacturing expenses	8,061	9,262
Other general and administrative expenses	17,883	17,065
Total selling, general and administrative expenses	$ 69,000	$ 75,051

Selling and marketing expenses represent costs associated with the Company's sales force, marketing and market access for the Company's products. Compliance expenses are composed of costs associated with the Company's finance and legal groups. Manufacturing expenses are composed of costs associated with regulatory, quality assurance, and contract manufacturing. Other general and administrative expenses are comprised primarily of functional expenses, including expenses for human resources, investor relations, and insurance. For the years ended December 31, 2025 and 2024, there were no other segment items that the Company used to aggregate other costs and expenses to reconcile between Total revenues and Net loss.

To date, substantially all of the Company's net product sales are related to sales in the U.S. and substantially all of the Company's assets are located in the U.S.

NOTE 16. RESTRUCTURING CHARGES

The Company regularly evaluates its operations to identify opportunities to streamline operations and optimize operating efficiencies in anticipation of changes in the business environment. As such, Company management may approve, from time to time, plans to reduce costs and improve efficiencies, which may result in incurring costs associated with those restructuring efforts.

Restructuring charges relating to employee compensation costs were $2.9 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively.

During the fourth quarter of 2025, the Company recognized $1.2 million in restructuring charges associated with a reduction in workforce, which were recognized as Restructuring charges within the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2025. The Company may incur additional restructuring charges related to this restructuring effort. All related cash payments are expected to be completed by the fourth quarter of 2026.

Effective as of October 27, 2025, the Company separated from the service of its former Chief Executive Officer. Pursuant to his then existing Management Continuity Agreement with the Company, he was entitled to severance compensation and benefits of approximately $1.4 million, which were recognized as Restructuring charges within the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2025. All related cash payments are expected to be completed by the second quarter of 2027. The Company does not expect to recognize any additional restructuring charges related to his separation from the Company.

During the first quarter of 2025, the Company recognized $0.3 million in restructuring charges associated with improving efficiencies within its sales and marketing organization, which were recognized as Restructuring charges within the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2025. The Company does not expect to recognize any additional restructuring charges related to this restructuring effort. All related cash payments were completed by the third quarter of 2025.

The following table summarizes the changes in the Company's accrued restructuring liability for employee compensation costs, which is classified within Accrued liabilities in the Consolidated Balance Sheet (in thousands):

	Year ended December 31,	
	2025	2024
Balance as of the beginning of the period	$ 1,187	$ 4,378
Accrual additions	2,889	720
Cash paid	(1,676)	(3,911)
Balance as of the end of the period	$ 2,400	$ 1,187

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions[1]		
Description	Balance at Beginning of Year	Charged as a Reduction to Revenue	Deductions[2]	Balance at End of Year [3]
Sales & return allowances, discounts, chargebacks and rebates:				
Year ended December 31, 2025	$ 77,468	221,700	(196,820)	$ 102,348
Year ended December 31, 2024	$ 59,046	168,801	(150,379)	$ 77,468

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Deferred tax asset valuation allowance:				
December 31, 2025 [4]	$ 342,281	$ —	$ (36,239)	$ 306,042
December 31, 2024 [5]	$ 316,467	$ 25,814	$ —	$ 342,281

(1) Includes adjustments to revenue recognized as a result of changes in estimates for the Company's gross-to-net sales allowances for products sold in previous periods, which were approximately 7% and 3% for the years ended December 31, 2025 and 2024, respectively. In addition, ROLVEDON net product sales for the year ended December 31, 2025 included the adjustment of a prior period returns reserve of $5.4 million established in connection with the Spectrum Merger.
(2) Deductions to sales discounts and allowances relate to discounts or allowances, returns, chargebacks and rebates actually taken or paid.
(3) Balance includes allowances for cash discounts for prompt payment of $3.0 million and $1.2 million as of December 31, 2025 and 2024, respectively, which are recognized in Accounts receivable, net on the Company's Consolidated Balance Sheets. The remaining balance of $99.4 million and $76.3 million as of December 31, 2025 and 2024, respectively, is recognized in Accrued rebates, returns and discounts in the Company's Consolidated Balance Sheets.
(4) The Company decreased the valuation allowance by $36.2 million during 2025. The decrease is primarily attributable to the sale of Assertio Therapeutics, partially offset by the continued uncertainty in the projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences.
(5) The Company increased the valuation allowance by $25.8 million during 2024. The increase is primarily attributable to current year activity impacting the Company's net deferred tax asset and the continued uncertainty in the projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a)   Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

At the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer, our principal financial officer and principal accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to ensure that information to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC rules and Form 10-K.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer, principal financial officer and principal accounting officer, as appropriate, to allow for timely decisions regarding required disclosure.

We review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to correct any material deficiencies that we may discover. Our goal is to ensure that our management has timely access to material information that could affect our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to modify our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

(b)   Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Grant Thornton, LLP, our independent registered public accounting firm, has attested to and issued a report on the effectiveness of our internal control over financial reporting, which is included herein.

(c)   Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Assertio Holdings, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated March 16, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Chicago, Illinois
March 16, 2026

ITEM 9B. OTHER INFORMATION

(b) Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not Applicable.

<h2 align="center">PART III</h2>

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the information set forth under the headings "Board of Directors and Director Nominees," "Executive Officers," "Corporate Governance – Code of Ethics," "Corporate Governance – Board and Board Committees" "Corporate Governance – Director Nominations" "Corporate Governance – Insider Trading Policy" and, as applicable, "Delinquent Section 16(a) Reports" in our 2026 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2026 Annual Meeting of Stockholders (the 2026 Proxy Statement). The 2026 Proxy Statement is expected to be filed with the SEC within 120 days after the end of our 2025 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the heading "Executive Compensation" in our 2026 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" in our 2026 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the headings "Certain Relationships and Related Transactions" and "Corporate Governance – Board and Board Committees – Board Independence" in our 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the information set forth under the headings "Audit Related Matters – Fees Paid to Independent Registered Public Accounting Firm" and "Audit Related Matters – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" in our 2026 Proxy Statement.

<h2 align="center">PART IV</h2>

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   **List of documents filed as part of this Annual Report on Form 10-K:**

(1)   **Financial Statements**

The financial statements are listed in the accompanying Index to Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

(2)   **Financial Statement Schedules**

The financial statement schedule "Schedule II: Valuation and Qualifying Accounts" is included in "Item 8. Financial Statements and Supplementary Data."

(3)   **Exhibits:**

Exhibit Number	Description of Document
2.1†	Asset Purchase Agreement, dated as of December 15, 2021, by and among Otter Pharmaceuticals, LLC, Antares Pharma, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K filed on March 10, 2022)
2.2†	Agreement and Plan of Merger, dated April 24, 2023, among the Company, Spade Merger Sub 1, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on April 25, 2023)
2.3	Agreement and Plan of Merger, dated as of March 16, 2020, by and among Assertio Therapeutics, Inc., the Company (formerly, Alligator Zebra Holdings, Inc.), Alligator Merger Sub, Inc., Zebra Merger Sub, Inc. and Zyla Life Sciences (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 17, 2020)
3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated December 19, 2025 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 22, 2025)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated May 13, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 17, 2021)
3.3	Amended and Restated Certificate of Incorporation of the Company, dated May 19, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K12B filed on May 19, 2020)
3.4	Amended and Restated Bylaws of Assertio Holdings, Inc. dated May 30, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 30, 2024)
4.1	Description of Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on March 10, 2020)
4.2	Indenture, dated as of August 25, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 25, 2022)
4.3	Form of 6.50% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit 4.5) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 25, 2022)
10.1*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K12B filed on May 19, 2020)
10.2*	Form of Management Continuity Agreement (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 10, 2022)
10.3*	Amended and Restated 2014 Omnibus Incentive Plan
10.4*	Form of Equity Award Documents under Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on March 8, 2023)
10.5*	Form of Equity Award Documents for Inducement Grants (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on March 8, 2023)
10.6*	Amended and Restated Annual Bonus Plan
10.7*	Non-Employee Director Compensation and Grant Policy (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024)
10.8*	Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.27 to Zyla Life Science's Annual Report on Form 10-K filed on March 26, 2020)
10.9*	Form of Non-Qualified Stock Option Agreement of Zyla Life Sciences (incorporated by reference to Exhibit 10.18 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)
10.10†	Collaborative License, Exclusive Manufacture and Global Supply Agreement between Cosette Pharmaceuticals, Inc. (formerly, G&W Laboratories, Inc.) and Iroko Pharmaceuticals, LLC, as amended by Amendment 1 and Amendment 2 thereto (Zyla Life Sciences succeeded Iroko as a party to this agreement) (incorporated by reference to Exhibit 10.10 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)

10.11† Amendment No. 3 to Collaborative License, Exclusive Manufacture and Global Supply Agreement between Zyla Life Sciences and Cosette Pharmaceuticals, Inc. effective July 9, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2021)

10.12 Form of Convertible Notes Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 23, 2023)

10.13† License, Development and Supply Agreement, dated as of October 8, 2014, by and between Assertio Specialty (as successor by assignment to Spectrum) and Hanmi Pharmaceuticals Co., Ltd (incorporated by reference to Exhibit 10.35 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.14† First Amendment to License, Development and Supply Agreement, dated as of February 28, 2018, by and between Assertio Specialty (as successor by assignment to Spectrum) and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.36 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.15† Second Amendment to License, Development and Supply Agreement, dated as of January 1, 2022, by and between Assertio Specialty (as successor by assignment to Spectrum) and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.37 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.16† Amended and Restated Supply Agreement, effective as of September 25, 2025, by and between Assertio Specialty (as successor by assignment to Spectrum) and Hanmi Pharmaceuticals Co., Ltd.

10.17* Management Continuity Agreement, dated as of May 29, 2024, between the Company and Brendan P. O'Grady (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 7, 2024)

10.18†* Offer Letter, dated as of October 27, 2025, between the Company and Mark Reisenauer

10.19†* Management Continuity Agreement, dated as of January 26, 2026, between the Company and Mark Reisenauer

19.1 Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 12, 2025)

21.1 List of Subsidiaries

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney (included on signature page hereto)

31.1 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

31.2 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

32.1** Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2** Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

97.1 Assertio Holdings, Inc. Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on March 11, 2024)

101.INS Inline XBRL Instance Document

101.SCH Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104 Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

---

† Certain identified portions were omitted by means of marking such portions with asterisks because the identified portions are (i) private or confidential and (ii) not material

* Compensatory Plan or Arrangement

** Furnished Herewith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASSERTIO HOLDINGS, INC.

Date: March 16, 2026   By /s/ Mark L. Reisenauer

                                                                                  Mark L. Reisenauer
                                                                                  Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark L. Reisenauer and Ajay Patel, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Mark L. Reisenauer Mark L. Reisenauer	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2026
/s/ Ajay Patel Ajay Patel	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2026
/s/ Heather L. Mason Heather L. Mason	Chairman of the Board of Directors	March 16, 2026
/s/ Sravan K. Emany Sravan K. Emany	Director	March 16, 2026
/s/ Sigurd C. Kirk Sigurd C. Kirk	Director	March 16, 2026
/s/ William T. McKee William T. McKee	Director	March 16, 2026
/s/ David M. Stark David M. Stark	Director	March 16, 2026

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark L. Reisenauer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2026

By: /s/ Mark L. Reisenauer

Mark L. Reisenauer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Ajay Patel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2026   By: /s/ Ajay Patel
                                                             Ajay Patel
                                                             Executive Vice President, Chief Financial Officer
                                                             (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark L. Reisenauer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2026   /s/ Mark L. Reisenauer

                                                  Mark L. Reisenauer
                                                  Chief Executive Officer
                                                  (Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ajay Patel, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2026   /s/ Ajay Patel
                                                                  Ajay Patel
                                                                  Executive Vice President, Chief Financial Officer
                                                                  (Principal Financial and Accounting Officer)



ASSERTIO HOLDINGS, INC.
100 SOUTH SAUNDERS ROAD, SUITE 300
LAKE FOREST, ILLINOIS 60045

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

Virtual Meeting Only
To Be Held May 5, 2026
11:30 a.m. Central Time

To the Stockholders of Assertio Holdings, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Assertio Holdings, Inc., a Delaware corporation (the Company), will be held on May 5, 2026. at 11:30 a.m. Central Time (the Annual Meeting). The Company's board of directors has determined that the Annual Meeting will be a virtual meeting conducted exclusively via live audio webcast. The Company's board of directors believes that this is the right choice for the Company and the Company's stockholders, as it enables stockholders to participate fully, and equally, from any location around the world. We are committed to providing stockholders the same rights and opportunities to participate as they would have at an in-person meeting.

You can attend the meeting by using the unique join link that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2026, which link will take you to a website where you will be able to listen to the meeting live, submit questions and vote online. To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will be assigned to you as part of the pre-registration process by following the instructions provided in the accompanying Proxy Statement. The deadline to pre-register for the virtual meeting is 11:59 p.m., Central Time, on May 4, 2026. If you do not have a virtual control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in the accompanying Proxy Statement.

The meeting webcast will begin promptly at 11:30 a.m. Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 11:00 a.m. Central Time, and you should allow ample time for the check-in procedures. If you experience technical difficulties during the check-in process or during the Annual Meeting please call (866) 612-8937 for assistance. For additional information on how you can attend and participate in the virtual Annual Meeting, please see the instructions beginning on page 1 of the accompanying Proxy Statement. Because the Annual Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

The Annual Meeting is being held for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect the six directors named in the Proxy Statement to hold office until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan to increase the number of shares available for issuance thereunder.

3. To approve, on an advisory basis, the compensation of the Company's named executive officers.

4. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on March 9, 2026 will be entitled to notice of, and to attend (online) and vote at, the Annual Meeting or any adjournments or postponements thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on
May 5, 2026 at 11:30 a.m. Central Time
The proxy statement and annual report to stockholders
are available at https://www.viewproxy.com/asrt/2026

By Order of The Board of Directors

Mark L. Reisenauer
Chief Executive Officer

Lake Forest, Illinois
April 6, 2026

YOUR VOTE IS IMPORTANT!

You are cordially invited to attend and participate in the Company's virtual Annual Meeting. Whether or not you expect to attend the virtual meeting, please complete, date, sign and return the proxy card or the voting instruction form, or vote over the Internet or the telephone as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote during the Company's virtual Annual Meeting by following the instructions provided in the accompanying Proxy Statement. Your broker, bank or other nominee cannot vote your shares for any proposals deemed "non-routine" unless you provide voting instructions. Therefore, if your shares are held by a broker, bank or other nominee, the Company highly encourages you to instruct them regarding how to vote your shares.

TABLE OF CONTENTS



ASSERTIO HOLDINGS, INC.
100 SOUTH SAUNDERS ROAD, SUITE 300
LAKE FOREST, ILLINOIS 60045
(224) 419-7106

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PROXY STATEMENT
FOR THE 2026 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 5, 2026
11:30 a.m. Central Time

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Assertio Holdings, Inc. (the Company or Assertio) is furnishing this Proxy Statement and the enclosed proxy in connection with the solicitation of proxies by the Company's Board of Directors (the Board) for use at the Virtual Annual Meeting of Stockholders to be held on May 5, 2026, at 11:30 a.m. Central Time, and at any adjournments or postponements thereof (the Annual Meeting). The proxy materials (including our Annual Report on Form 10-K for fiscal year ended December 31, 2025) are being mailed to stockholders on or about April 6, 2026.

Holders of the Company's common stock at the close of business on March 9, 2026 can join the Annual Meeting by using the unique join link that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2026, which link will take you to a website where stockholders may vote and submit questions during the meeting. To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will be assigned to you as part of the pre-registration process by following the instructions provided in this Proxy Statement. The deadline to pre-register for the virtual meeting is 11:59 p.m., Central Time, on May 4, 2026. If you do not have a control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in this Proxy Statement.

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LEGAL MATTERS

Forward-Looking Statements

The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization and environmental, social and governance initiatives, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the SEC) and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References

Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Reverse Stock Split

On December 26, 2025, the Company effected a 1-for-15 reverse stock split of its issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the Company's stockholders received one share of common stock for every 15 shares held immediately prior to the effective time of the Reverse Stock Split. Unless otherwise noted, all common stock shares, common stock per share data and shares of common stock underlying stock-based awards included in this document, including the exercise price of equity instruments, as applicable, have been retrospectively adjusted to reflect the Reverse Stock Split for all periods presented.

Trademarks

Assertio, Zyla and Spectrum are registered trademarks of Assertio Holdings, Inc. Other names and brands may be claimed as the property of others.

Certain Stockholder Actions

For a description of stockholder derivative lawsuits involving certain of our directors, refer to "Note 8. Commitments and Contingencies" to our consolidated financial statements included in our 2025 Annual Report on Form 10-K filed with the SEC on March 16, 2026.

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GENERAL INFORMATION

Q: Why am I receiving these materials?

A: We have made these materials available to you in connection with our solicitation of proxies for use at the virtual Annual Meeting to be held on May 5, 2026 at 11:30 a.m. Central Time, and at any adjournments or postponements thereof. We invite you to attend the Annual Meeting online and request that you vote on the proposals described in this Proxy Statement.

Q: How do I attend the virtual Annual Meeting?

A: The Annual Meeting will be a virtual meeting conducted exclusively via live webcast starting at 11:30 a.m. Central Time. You will be able to attend the Annual Meeting online, submit your questions during the meeting and vote your shares electronically at the meeting by using the unique join link that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2026.

To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders can be obtained by following the applicable instructions under "Do I need to pre-register to attend the Assertio Annual Meeting?" below. If you do not have a virtual control number, you may still call in to the virtual meeting and listen by telephone using the instructions provided under "Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?" below. Because the Annual Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. The Company is pleased to offer its stockholders a completely virtual Annual Meeting, which we believe enables stockholders to participate fully, and equally, from any location around the world. The Company is committed providing stockholders the same rights and opportunities to participate as they would have at an in-person meeting. The Company will try to answer as many stockholder-submitted questions as time permits that relate to the proposals to be voted on at the Annual Meeting and comply with the Company's Annual Meeting rules of conduct. However, the Company reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or that are otherwise inappropriate. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition.

Q: Do I need to pre-register to attend the Assertio Annual Meeting?

A: Yes, any stockholder wishing to attend the virtual Annual Meeting must pre-register for the meeting before 11:59 p.m., Central Time, on May 4, 2026, by following these instructions, as applicable to the nature of your ownership of common stock:

- If your shares are registered in your name with Continental Stock Transfer, the Company's transfer agent, and you wish to attend the online-only virtual meeting, use the unique join link that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2026. To pre- register for the virtual meeting, you will need a virtual control number, which is included on your proxy card.

- Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting (at least five (5) business days prior to the meeting date) their account representative at the bank, broker, or other nominee that holds their shares and upload a copy (a legible photograph is sufficient) of their legal proxy when pre-registering for the virtual meeting at https://www.viewproxy.com/asrt/2026. Beneficial stockholders who upload a valid legal proxy while pre-registering will be issued a virtual control number that will allow them to complete the pre-registration process. Once you have pre-registered, you will receive a meeting invitation by email with your unique join link.

Q: Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?

A: Yes. Stockholders will also have the option to call in to the virtual meeting and listen by telephone (but will not be able to vote or ask questions) by calling:

Optional telephone access (listen-only):
+1 (914) 614-3221 (standard rates apply outside of the U.S. and Canada)

Access Code for telephone access:
466-796-835 (when prompted for a pin, choose "#")

Q: How do I submit questions for the Virtual Annual Meeting?

A: Stockholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able to submit questions during the meeting through the virtual meeting portal by typing in the "Submit a question" box. You can also submit any questions during the pre-registration process, or by emailing the Company at corpgov@assertiotx.com.

Q: Who do I contact if I am encountering difficulties pre-registering for the virtual meeting or attending the meeting online?

A: If you encounter any difficulties pre-registering for the virtual meeting or accessing the meeting webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call 866-612-8937.

Q: What items will be voted on at the Annual Meeting?

A: Stockholders will vote on the following items at the Annual Meeting:

1. To elect the six nominees for director named in this Proxy Statement to serve until the 2027 Annual Meeting and until their successors are duly elected and qualified (Proposal 1);

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan to increase the number of shares available for issuance thereunder (Proposal 2).

3. To approve, on an advisory basis, the compensation paid to the Company's named executive officers (Proposal 3);

4. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2026 (Proposal 4); and

5. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Q: What are the Board of Director's voting recommendations?

A: The Board recommends that you vote "FOR" each of the director nominees and "FOR" each of the other proposals.

Q: What should I do now in order to vote on the proposals to be voted on at the Company's Annual Meeting?

A: After carefully reading and considering the information contained in this Proxy Statement, please mark, sign and date the enclosed proxy card or the voting instruction form provided by your bank or broker and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the Annual Meeting. You may also cast your vote by attending the virtual Annual Meeting or by voting your shares via the Internet or by telephone by following the instructions on your proxy card or voting instruction form.

Q: Who is entitled to vote and how do I vote?

A: Only holders of record of our common stock at the close of business on March 9, 2026 (the Record Date) are entitled to attend and to vote at the Annual Meeting. Each share is entitled to one vote on each matter presented at the Annual Meeting. Stockholders do not have cumulative voting rights. As of the Record Date, there were 6,445,161 shares of common stock outstanding.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the virtual Annual Meeting. Stockholders of record may vote by one of the methods described above. All proxy cards received by the Company that are properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted in accordance with the Board's recommendations. Beneficial owners may vote by telephone or online if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy materials. For further instructions on voting, see your proxy card or voting instruction form. If you vote by proxy using the paper proxy card, by telephone or online, the shares represented by the proxy will be voted in accordance with your instructions. Please note, however, that if your shares are held in "street name" and you wish to vote at the Annual Meeting, you must obtain a legal proxy issued in your name from the broker, bank or other nominee of record. Without a valid proxy, beneficial holders cannot vote at the

Annual Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf.

Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

A: *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and we sent the proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

Q: What if I submit a proxy and later change my mind?

A: If you have given your proxy and later wish to revoke it, you may do so at any time before it is voted at the Annual Meeting by (a) delivering a proxy revocation or another duly executed proxy bearing a later date to Attn: Legal, Assertio Holdings, Inc., at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, (b) submitting new voting instructions online or by telephone or (c) attending the virtual Annual Meeting and voting online during the virtual meeting. Attendance at the virtual Annual Meeting will not revoke a proxy unless the stockholder actually votes online during the virtual meeting.

Q: What happens if other matters are raised at the Annual Meeting?

A: The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this Proxy Statement and the accompanying Notice of Virtual Annual Meeting of Stockholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented by the properly executed proxy card in their discretion.

Q: What constitutes a quorum?

A: One-third of the outstanding shares of our common stock as of the Record Date, present online or by proxy and entitled to vote at the Annual Meeting, constitutes a quorum. Broker non-votes and abstentions, if any, will be counted for purposes of determining whether a quorum is present.

Q: How is it determined whether a matter has been approved?

A: Assuming a quorum is present, the approval of the matters specified in the Notice of Virtual Annual Meeting will be determined as follows:

- For the election of directors in Proposal 1, each nominee will be elected if the number of votes cast for their election exceeds the number of votes cast against their election; and

- For approval of Proposals 2, 3 and 4, each proposal must receive the affirmative vote of a majority of the shares of our common stock, present online or by proxy and entitled to vote on the proposal.

Q: What are broker non-votes and abstentions?

A: Broker non-votes occur when a broker has not received voting instructions from the beneficial owner of shares held in street name and the broker does not have discretionary authority to vote the shares or elects not to vote the shares. Abstentions occur when a stockholder who is either virtually present at the meeting or represented by proxy, affirmatively chooses not to vote on a proposal.

Q: What effect does a broker non-vote or an abstention have?

A: Broker non-votes and abstentions, if any, will be counted for purposes of determining whether a quorum is present. Broker non-votes and abstentions will have no effect on the outcome of the election of directors in Proposal 1 because broker non-votes and abstentions are not counted as votes cast for purposes of these proposals. Abstentions will have the same effect as a vote against each of the other matters to be voted on at the Annual Meeting, and broker non-votes, if any, will have no effect on such matters. In order to minimize the number of broker non-votes, if any, we encourage

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you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in this Proxy Statement.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and published in a Current Report on Form 8-K, which we are required to file with the SEC on or before the fourth business day following the Annual Meeting.

Q: Who is paying for the cost of this proxy solicitation?

A: The proxy is solicited by the Board of Directors. The Company will pay all of the costs of soliciting proxies for the Annual Meeting. In addition to solicitation by mail, officers, directors and employees of the Company may solicit proxies personally, or by telephone, without receiving additional compensation. We have engaged Alliance Advisors, LLC to assist in the solicitation of proxies and provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $55,000 in the aggregate. The Company, if requested, will also pay brokers, banks and other fiduciaries that hold shares of common stock for beneficial owners for their reasonable out-of-pocket expenses of forwarding these materials to stockholders.

BOARD OF DIRECTORS AND DIRECTOR NOMINEES

The Bylaws of the Company provide for a board of directors (the Board) consisting of between five and nine directors. The number of directors currently authorized by resolution of the Board is six. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six nominees named in the table below. Each nominee named in the table below is presently a director of the Company.

Each nominee was elected to his or her present term by the stockholders of the Company at the 2025 Annual Meeting of Stockholders (the 2025 Annual Meeting).

The present term of each of the directors named in the table below continues until the Annual Meeting and until his or her successor has been elected and qualified.

The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, retirement or removal.

There are no family relationships among any of the Company's directors or executive officers.

The name of and certain other information regarding each director nominee is set forth in the table below.

Name	Age	Principal Occupation	Director Since
Heather L. Mason	65	Chairman of the Board, Assertio Holdings, Inc.; Retired Executive Vice President, Abbott Nutrition	2019
Sravan K. Emany	48	Senior Vice President and Chief Financial Officer, Beam Therapeutics Inc.	2023
Sigurd C. Kirk	59	Former Executive Vice President, Allergan plc	2024
William T. McKee	64	Chief Executive Officer, MBJC Associates, LLC	2017
Mark L. Reisenauer	61	Chief Executive Officer, Assertio Holdings, Inc.	2025
David M. Stark	57	Former Chief Legal Officer, Teva Pharmaceutical Industries Ltd.	2024

Heather L. Mason has served as a director of the Company since February 2019 and as Chairman of the Board since August 2024. She served as the Company's interim Chief Executive Officer from January 2024 through May 2024 (as well as serving in a separate interim executive officer role for the Company during June 2024). Ms. Mason is a former senior executive of Abbott Laboratories, a multinational medical devices and health care company, having retired as Executive Vice President of Abbott Nutrition in October 2017, a role she held since April 2015. From June 2014 to April 2015, Ms. Mason served as Executive Vice President, Global Commercial Operations, prior to which she served as Senior Vice President of Abbott Diabetes Care from May 2008 to June 2014. Ms. Mason joined Abbott in 1990 and held a number of positions in Abbott's U.S. pharmaceutical business. Prior to joining Abbott, Ms. Mason worked for Quaker Oats, FMC Corporation, and Commonwealth Edison. Ms. Mason serves as a director and member of the audit committee of Convatec Group PLC, a publicly-held medical device company. She also serves as vice chair of the board of directors and a member of the audit and compensation committees of Immatics NV, a publicly- held biotechnology company. Ms. Mason also serves as the chair of SCA Pharmaceuticals, LLC, and formerly served as a director and member of the compensation committee of Pendulum Therapeutics, both privately held. The Board considered Ms. Mason's experience and expertise within the following areas relevant to the Company and its business in concluding that she should serve on the Board: Corporate and Executive Management; Operational and Strategic Planning; Corporate Leadership; and Board and Board Committee Experience. Ms. Mason holds a B.S.E. in Industrial Engineering from the University of Michigan and an M.B.A. from the University of Chicago.

Sravan K. Emany has served as a director of the Company since November 2023 and has served as Senior Vice President and Chief Financial Officer of Beam Therapeutics Inc., a Nasdaq listed biotechnology company, since December 2024. Prior to joining Beam, Mr. Emany served as Senior Vice President and Chief Financial Officer of Ironwood Pharmaceuticals, Inc., a Nasdaq listed healthcare company, from December 2021 until December 2024. Prior to joining Ironwood, Mr. Emany served as Corporate Vice President, Commercial Excellence and Chief Strategy Officer of Integra LifeSciences Holdings Corporation, a publicly traded global healthcare company, from March 2020 until December 2021 and as Vice President of Strategy, Treasury and Investor Relations from February 2018 to March 2020. Prior to Integra, Mr. Emany served in various mergers and acquisitions investment banking roles at Bank of America and BofA Securities (formerly Bank of America Merrill Lynch) from September 2008 to February 2018, culminating in his service as managing director in the mergers and acquisitions group where he led numerous mergers and acquisitions in the healthcare sector. Mr. Emany also served in various other financial roles, including with Goldman Sachs Group and Morgan Stanley. Since February 2026, Mr. Emany has also served as a director, audit committee chair and member of the nominating and corporate governance committee of Kyverna Therapeutics, Inc., a publicly-held clinical-stage biopharmaceutical company. The Board considered Mr. Emany's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Financial Management; Mergers and Acquisitions; Corporate Strategy; and Corporate Management. Mr. Emany holds a B.A. in international relations from The Johns Hopkins University and an M.A. in international relations and international economics from The Johns Hopkins School of Advanced International Studies.

Sigurd C. Kirk has served as a director of the Company since April 2024, immediately following the expiration of his short-term consulting agreement with the Company which was entered into in January 2024. Mr. Kirk is a senior corporate business development executive with more than 20 years of pharmaceutical experience in the areas of branded biopharmaceutical, medical device and generic products. Since 2021, Mr. Kirk has served as a consultant and director to privately-held pharmaceutical companies, including Vinci Pharmaceuticals, Inc., since September 2023. From May 2021 to January 2024, he served as a director and member of the audit committee of Aravive, Inc., a development stage oncology company. From 2009 until its acquisition by AbbVie Inc. in May 2020, Mr. Kirk held various positions at Allergan plc. (formerly Actavis), a pharmaceutical company. From May 2012 until May 2020, Mr. Kirk was Executive Vice President, Corporate Business Development at Allergan plc., where he was a member of the Executive Leadership Team. He was an integral member assessing development and commercial opportunities, leading due diligence, as well as negotiating and transacting key legal and financial terms. Mr. Kirk also served as Senior Vice President, Global Controller and Chief Accounting Officer for Barr Pharmaceuticals, Inc. from 2007 until 2009, after having served in positions of increasing responsibility at Barr from 2003. Mr. Kirk started his career at Deloitte & Touche as an Audit Manager, earning his CPA certification. The Board considered Mr. Kirk's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Business Development, Acquisitions; Divestitures; Licensing Markets; Financial Planning & Analysis; and Board and Board committee experience. Mr. Kirk received his Bachelor of Business Administration degree from Pace University.

William T. McKee has served as a director of the Company since March 2017. Mr. McKee has served as Chief Executive Officer of MBJC Associates, LLC, a business consulting firm serving pharmaceutical and biotech companies, since February 2010. Mr. McKee served as Chief Financial Officer of C4 Therapeutics, Inc., a biopharmaceutical company, from July 2020 until June 2021. Mr. McKee served as Chief Operating Officer and Chief Financial Officer for EKR Therapeutics, Inc., from July 2010 until June 2012 when EKR was sold to Cornerstone Therapeutics Inc. Until March 2010, Mr. McKee served as the Executive Vice President, Chief Financial Officer and Treasurer of Barr Pharmaceuticals, Inc., a subsidiary of Teva Pharmaceutical Industries Limited, and the successor entity to Barr Pharmaceuticals, Inc., which was acquired by Teva in December 2008. Mr. McKee was also Executive Vice President and Chief Financial Officer of Barr prior to its acquisition by Teva, after having served in positions of increasing responsibility at Barr from 1995 until its acquisition. He also serves as a board member of privately-held MedRhythms, Inc. Mr. McKee served as a Venture Partner for Cobro Ventures, a private investment firm focused on software and biotech from October 2021 through December 2025, and was formerly a board member of its privately-held portfolio companies, NextRNA Therapeutics and Windgap Medical, Inc. From June 2019 to October 2023, Mr. McKee served as a director and chair of the audit committee of Aileron Therapeutics, Inc., a publicly-held biopharmaceutical company. From 2014 to June 2020, Mr. McKee served as a director and member of the audit and compensation committees of Agile Therapeutics, Inc., a publicly-held specialty biopharmaceutical company. From June 2020 to June 2023, Mr. McKee also served as a director of privately-held Vinci Therapeutics. The Board considered Mr. McKee's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Operations; Financial Management; Mergers and Acquisitions; Corporate Strategy; and Board and Board committee experience. Mr. McKee holds a B.B.A. from the University of Notre Dame and is NACD Directorship Certified® and also holds the CERT Certificate in Cyber-Risk Oversight from NACD.

Mark L. Reisenauer has served as Chief Executive Officer (CEO) of the Company since October 2025, and as a director of the Company since January 2025. Mr. Reisenauer served as President of U.S. Commercial at Astellas Pharmaceuticals Inc., a global life sciences company, from April 2021 to April 2024 and, before that, as Senior Vice President, Oncology Business Unit from April 2011 to April 2021. Prior to joining Astellas, Mr. Reisenauer served as Senior Vice President, Chief Commercial Officer at Micromet Inc., a biotechnology company that was later acquired by Amgen Inc., from September 2007 to April 2011. Prior to Micromet, Mr. Reisenauer served as Divisional Vice President and General Manager, Neuroscience and, before that, General Manager, Oncology, at Abbott Laboratories, a multinational medical devices and health care company, from May 2002 to September 2007. Earlier in his career, Mr. Reisenauer held roles at Pharmacia Corporation, Bristol-Myers Squibb and Zeneca Pharmaceuticals. Mr. Reisenauer has served as a member of the Commercial Launch and Medical Affairs Advisory Board of Autolus Therapeutics since 2024 and previously served as a member of the board of directors of the PhRMA Trade Association from 2021 to 2024. The Board considered Mr. Reisenauer's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Commercial Leadership, Pipeline Development Experience, Product Launch Experience and Oncology Product Experience. Mr. Reisenauer holds a B.A. in Political Science from the University of Wisconsin.

David M. Stark has served as a director of the Company since November 2024. Mr. Stark served as Chief Legal Officer of Teva Pharmaceutical Industries Ltd. (Teva Pharmaceuticals) from 2016 to 2024. Mr. Stark joined Teva Pharmaceuticals in 2002 and served in a series of roles with increasing responsibilities in Teva North America and Teva Americas, including as Senior Director, Deputy General Counsel, Vice President and General Counsel, and Senior Vice President and General Counsel, Global Specialty Medicines. Prior to joining Teva, Mr. Stark was an associate attorney in the litigation departments at Willkie Farr & Gallagher LLP between 1998 and 2002, Chadbourne & Parke between 1997 and 1998 and Haight, Gardner, Poor & Havens between 1994 and 1997. Mr. Stark is Founder and CEO of Stark Creative Solutions LLC, specializing in innovative solutions to legal challenges. The Board considered Mr. Stark's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Legal Experience, Mergers and Acquisitions, Corporate Management, and Corporate Strategy. Mr. Stark holds a J.D. from New York University School of Law and a B.A. in Political Science from Northeastern University, summa cum laude.

CORPORATE GOVERNANCE

BOARD AND BOARD COMMITTEES

Board and Committee Meetings and Annual Meetings Attendance

Our Corporate Governance Guidelines provide that directors are expected to attend all scheduled Board and committee meetings and the annual meeting of stockholders. Each then-current director attended the 2025 Annual Meeting. The Board met eighteen times during fiscal year 2025. In addition, the Audit Committee met five times, the Compensation Committee met five times and the Nominating and Corporate Governance Committee met four times. Each individual who served as a director during fiscal year 2025 attended 75% or more of each of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings of Committees on which such member served, if any, during the period of such member's service.

Board Independence

Our Corporate Governance Guidelines require that at least two-thirds of the Board be independent directors, as defined under the rules of the Nasdaq Capital Market (Nasdaq). Based upon information requested from and provided by each director and nominee concerning his or her background, employment and affiliations, including the beneficial ownership of our capital stock by each non-employee director, the Board has determined that each of Ms. Mason and Messrs. Emany, Kirk, McKee and Stark is "independent" under the rules of Nasdaq. Mr. Reisenauer was independent until his appointment as CEO in October 2025. Former director and CEO Brendan O'Grady was not independent during the period he served on the Board because of his services as the Company's CEO. The Board has also determined that each member of the Audit Committee and the Compensation Committee meets the applicable independence requirements for serving on such committees under the Nasdaq rules and SEC rules and regulations.

In determining that Mr. Kirk qualifies as an "independent director" as defined by the Nasdaq rules and satisfies the heightened independence standards for audit and compensation committees, the Board took into consideration the short-term consulting agreement between Mr. Kirk and the Company in 2024, pursuant to which he received less than $120,000 in compensation for his services (which was solely in the form of a stock option grant) and which agreement expired, and consulting services ceased, prior to the effective date of his appointment to the Board.

In determining that Mr. Stark qualifies as an "independent director" as defined by the Nasdaq rules and satisfies the heightened independence standards for audit and compensation committees, the Board took into consideration the short-term legal engagement between Mr. Stark's company Stark Creative Solutions LLC and the Company in 2024, pursuant to which Stark Creative Solutions LLC received $5,000 in compensation for his services and which engagement expired, and legal services ceased, prior to the effective date of his appointment to the Board.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the roles of Chief Executive Officer and Chairman of the Board should be separate and that the Chairman of the Board should be an independent director. The Board believes that separation of the roles of Chief Executive Officer and Chairman of the Board is the most appropriate structure for the Company because that structure allows the Chief Executive Officer to focus his or her energy on developing, proposing and executing the corporate strategy, while the Chairman of the Board can focus on governance, strategic oversight and other related issues, and enhances the independence of the Board. Currently, Ms. Mason, an independent non-employee director, serves as the Chairman of the Board and Mr. Reisenauer serves as a director and the Company's Chief Executive Officer. The Corporate Governance Guidelines adopted by the Board are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

The Board's Role in Risk Oversight

The Board oversees the establishment and maintenance of the Company's risk management processes. The Board's role in the Company's risk oversight process includes receiving regular updates from members of senior management on areas of material risk to the Company, including commercial sales, clinical and medical affairs, regulatory matters, research and development, supply chain, human resources, finance, legal, governance and compliance, cybersecurity, information management and technology matters and strategic and reputational matters. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these updates to enable it to understand the Company's risk profile and the Company's risk identification, risk management and risk mitigation strategies. When a Committee receives the update, unless all directors participated in the relevant Committee meeting, the Chairman of the relevant Committee provides an update on the discussion to the full Board at the next regularly scheduled Board meeting. This enables the Board and its Committees to coordinate the risk oversight role.

The Board delegated primary responsibility for oversight of specific risks to its committees. Specifically, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk in the areas of financial reporting and internal controls, investment policy, tax planning, product and general liability insurance, compliance with applicable laws and regulations and related party transactions. The Audit Committee also discusses with management the Company's policies and practices regarding information management policies and procedures, information systems and related infrastructure and cybersecurity risk management and back-up policies, practices and infrastructure, including, to the extent related to the Company's financial reporting and accounting processes, insider trading and director and officer insurance. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks relating to the Company's compensation plans, program and policies, benefit plans, succession planning, human capital and corporate culture, as well as oversight of other risks associated with the Compensation Committee's responsibilities under its charter. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to enterprise risk management and the management of risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, reputational risk and political and charitable contributions and environmental and social responsibility, to the extent such risk arises from these topics.

Board Committees

The Board has established three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Charters for the Company's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or resign. The Board has determined that the composition of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meet the requirements for independence under the applicable SEC rules and the listing standards of the Nasdaq applicable to each such committee. The table below indicates the current composition of each committee and the audit committee members determined by the Board to be "audit committee financial experts."

Committee	Committee Chair	Additional Committee Members	Audit Committee Financial Experts
Audit	Sravan K. Emany	Sigurd C. Kirk William T. McKee	Sravan K. Emany Sigurd C. Kirk William T. McKee
Compensation	Sigurd C. Kirk	William T. McKee David M. Stark	—
Nominating and Corporate Governance	William T. McKee*	Heather L. Mason David M. Stark*	—

* On the date of the Annual Meeting, Mr. Stark will assume the role of Chair of the Nominating and Corporate Governance Committee, and Mr. McKee will continue to serve as a member of the Committee.

Audit Committee. The Audit Committee has sole responsibility for appointing and terminating the Company's independent registered public accounting firm. In addition, the Audit Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- the qualifications and independence of our independent registered public accounting firm and internal auditing function;
- financial statements and related disclosure matters;
- internal audit, internal controls and corporate risk management;
- investment policies, and tax planning and strategies;
- finance organization and operations;

- information technology and information management security, and related policies and practices;

- compliance, insider trading and related party transactions; and

- other related matters.

Compensation Committee. The Compensation Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- evaluating the performance of the Company against corporate goals and objectives relevant to executive management compensation approved by the Board;

- in consultation with the Chairman of the Board, evaluating the CEO's performance in light of corporate goals and objectives and any individual goals and objectives;

- evaluating the performance of members of executive management (other than the CEO) in light of the CEO's evaluation of their performance and the corporate and any individual goals and objectives;

- recommending to the Board for approval CEO compensation based on the Compensation Committee's evaluation;

- reviewing and approving the compensation of executive management, other than the CEO, based on the Compensation Committee's evaluation;

- executive compensation disclosure, including, if applicable, by reviewing and discussing the Compensation Discussion and Analysis (CD&A) with Company management and, based on such review and discussion, making a recommendation to the Board regarding whether to include the CD&A, if applicable, in the Company's proxy statement and/or Annual Report on Form 10-K;

- overseeing, reviewing and approving inclusion of a compensation committee report, if applicable, in the Company's proxy statement and/or Annual Report on Form 10-K pursuant to applicable securities rules and regulations;

- compensation and benefit plans;

- the Company's strategies and policies related to human capital management;

- non-employee director compensation (including by reviewing periodically, and recommending to the Board for approval, the form and amount of compensation of non-employee directors of the Board for their service); and

- risk oversight associated with the foregoing.

The Compensation Committee may delegate its authority and responsibilities to subcommittees consisting of two or more members of the committee. The committee may also delegate authority to review and approve the compensation of our employees to certain of our executive officers.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders, or in the case of a vacancy on the Board, recommending an individual to fill such vacancy;

- reviewing and recommending to the Board the appropriate organizational and board leadership structure;

- reviewing the adequacy of our corporate governance principles on a regular basis;

- developing and recommending to the Board a set of corporate governance guidelines applicable to the Company;

- overseeing the Board's self-evaluation process, and providing the Board advice regarding Board succession;

- recommending to the Board membership for each Board committee and any changes to the Board's committee structure as it deems advisable; and

- providing oversight of the enterprise risk management (including retaining an independent third party to assist) and the risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, political and charitable contributions, and reputational risk to the extent such risk arises from these topics.

DIRECTOR NOMINATIONS

The information below describes the criteria and process that the Nominating and Corporate Governance Committee uses to evaluate candidates to the Board.

Criteria for Nomination to the Board of Directors; Process for Identifying and Evaluating Nominees. As part of the Nominating and Corporate Governance Committee's goal of building an effective Board, our Nominating and Corporate Governance Committee has adopted a Director Nomination Protocol (the Protocol) that, together with the Company's Bylaws, describes in detail the process we use to fill vacancies and add new members to the Board. The Protocol is available at *www.assertiotx.com* under "Investors — Corporate Governance — Governance Documents," as Appendix A to the Nominating and Corporate Governance Committee charter. Under the Protocol, in general, while there are no specific minimum qualifications for nominees, any candidate for service on the Board should possess the highest personal and professional ethics and be committed to representing the long-term interests of the Company's stockholders. Director candidates should be committed to the Company's core values (passion, integrity, professionalism, collaboration and tenacity), and must strongly support the Company's vision of improving lives through better medicine. They must also bring to the Board a deep and wide range of experience in the business world, and diverse problem-solving talents. The Board should represent an appropriate, relevant mix of skills, industry experience, backgrounds, and ages. Typically, Board members will be people who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance for the Company. Particular areas of expertise sought include: corporate strategy and development; commercial sales and marketing in highly competitive markets; commercial operations and execution in our areas of therapeutic focus; corporate finance; financial and/or accounting expertise; organizational leadership, development and management; public company management and disclosure; legal expertise in the pharmaceutical industry; and corporate risk assessment and management. Directors must also have an inquisitive and objective perspective, practical wisdom and mature judgment.

The Nominating and Corporate Governance Committee periodically reviews the composition of the Board for skills and characteristics focused on the governance and business needs and requirements of the Company, including due to a vacancy on the Board. The Nominating and Corporate Governance Committee and the Chairman of the Board will either, on its own or with the assistance of a search firm, identify potential candidates and review the credentials of all such candidates to identify candidates to recommend to the full Board that they believe are best qualified to serve on the Company's Board. The members of the Nominating and Corporate Governance Committee and the CEO will meet with potential candidates to further assess their qualifications and fitness, determine the candidate's interest in joining the Board and provide feedback and recommendations concerning the candidate. For qualified candidates, the Nominating and Corporate Governance Committee will obtain background and reference information, as appropriate, review all available information concerning the candidates' qualifications and, if appropriate, recommend the candidate to the full Board for election.

In evaluating director candidates or nominees, the Nominating and Corporate Governance Committee and the full Board assess the background of each candidate in a number of different ways, including how the individual's qualifications complement, strengthen and enhance those of existing Board members as well as the anticipated future needs of the Board. The Board also performs an annual self-evaluation, through which the members of the Board assess the Board's performance and ways in which such performance can be improved. Directors should be committed to serve on the Board for an extended period of time. The Company also will consider the candidate's independence under applicable Nasdaq listing standards and the Company's Corporate Governance Guidelines.

Director Overboarding Policy. In addition, the Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively. The Board and the Nominating and Corporate Governance Committee will take into account the nature and time involved in the directors' service on other boards in evaluating the suitability of directors. In addition, the Company's Corporate Governance Guidelines limit the total number of public company boards that a non-employee director may serve as follows:

- non-employee directors should not serve on more than four other boards of public companies in addition to the Company's board.

- no member of the Audit Committee should simultaneously serve on the audit committee of more than three public companies, including the Company's Audit Committee.

The Nominating and Corporate Governance Committee assess compliance with this policy annually as part of the director nomination process. All of our directors are currently in compliance with our policy.

Director Candidates Recommended by Stockholders. The Nominating and Corporate Governance Committee will consider candidates recommended by stockholders. The procedures that stockholders should use to nominate directors are provided in our Bylaws. For details on recommending a candidate for director or nominating a director, see "Other Matters — Stockholder Proposals" below. Stockholders should also provide such additional information as will allow the Nominating and Corporate Governance Committee to evaluate the candidate in light of the key principles listed above, including but not limited to information concerning the candidate's commitment to the Company's core values, personal and professional ethics, business experience and independence. The Nominating and Corporate Governance Committee may ask the candidate or the stockholder recommending the candidate to provide additional information at any time, and may conduct its own investigation of a candidate's background, as the Nominating and Corporate Governance Committee deems appropriate under the circumstances. There are no differences in the manner of evaluation if the nominee is recommended by a stockholder.

COMMUNICATIONS WITH DIRECTORS

The Company believes that communication between the Board, stockholders and other interested stakeholders is an important part of the Company's corporate governance process. To this end, the Board has adopted Stockholder Communication Procedures that are available at www.assertiotx.com under the caption "Investors — Corporate Governance — Governance Documents" and that provide a process for stockholders to send communications to the Board, any individual director or the non-management directors as a group, through the Chairman. Communications may be sent in writing or by email to: Chairman of the Board, Assertio Holdings, Inc., c/o General Counsel, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, email: corpgov@assertiotx.com.

The Corporate Secretary will act as agent for the independent Chairman in facilitating direct communications to the Board. The Corporate Secretary will review, sort and summarize the communications. The Corporate Secretary will not, however, "filter out" any direct communications from being presented to the independent Chairman without instruction from the independent Chairman, and in such event, any communication that has been filtered out will be made available to any non-employee director who asks to review it. The Corporate Secretary will not make independent decisions with regard to what communications are forwarded to the independent Chairman. The Corporate Secretary will send a reply to the sender of each communication acknowledging receipt of the communication.

CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the Code of Ethics) that applies to all of the Company's employees, officers and directors, including its principal executive officer and its principal financial officer or persons performing similar functions. A copy of the Code of Ethics is available on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents." We intend to disclose future amendments to certain provisions of the Code of Ethics, and any waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver to the extent required by applicable rules.

GOVERNANCE GUIDELINES

The Board has also adopted Corporate Governance Guidelines (posted on the Company's website at *www.assertiotx.com*) which addresses, among other matters, the Board's composition and structure, responsibilities, retirement policy, meeting procedures, its role in leadership development and general committee matters. We require our employees to act responsibly in compliance with applicable laws, rules and regulations and to conduct dealings with patients, medical professionals, and the Company's customers, suppliers and competitors fairly, honestly and with integrity. We provide regular training to our employees that supports their ability to act responsibly in compliance with applicable laws and standards.

INSIDER TRADING POLICY

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers, employees and consultants that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing rules, as applicable. In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal Departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

Anti-Hedging and Anti-Pledging Policy

Our insider trading policy prohibits the following relating to our securities:

- Speculative trading such as short sales, "sale against the box" or any equivalent transactions

- Hedging transactions such as "cashless" collars, forward sales, equity swaps and other similar instruments

- Pledging shares

- Purchasing stock "on margin"

- Trading during blackout periods

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company's common stock as of March 9, 2026 (or for information based on filings with the SEC as of the dates specified below) by (a) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's common stock, (b) each director and director nominee, (c) each named executive officer (NEO) and (d) all current directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other information made available to the Company that is deemed reliable.

Name of Beneficial Owner[1]	Aggregate Number of Shares of Common Stock	Number Subject to Convertible Securities Exercisable Within 60 days[2]	Percentage of Common Stock
Nantahala Capital Management, LLC[3]	596,555	—	9.3%
Mark L. Reisenauer	1,195	1,805 [4]	*%
Brendan O'Grady[5]	8,597	—	*%
Ajay Patel	15,942	59,389 [6]	1.2%
Paul Schwichtenberg	13,987	59,389 [6]	1.1%
Heather L. Mason	19,176	45,918 [7]	*%
Sravan K. Emany	11,475	15,582 [8]	*%
Sigurd C. Kirk	1,195	18,716 [9]	*%
William T. McKee	6,485	28,171 [10]	*%
David M. Stark	597	10,803 [11]	*%
All current directors and executive officers as a group (9 persons)	84,790	296,652 [12]	5.7%

_____

*   Less than one percent

(1) Except as otherwise indicated, the address of each beneficial owner listed in the table is Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(2) Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days of the date of this table. Percentage ownership is based on 6,445,161 shares of the Company's common stock outstanding as of the date of this table. Shares of common stock subject to stock options and restricted stock units vesting within 60 days of the date of this table are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. To our knowledge and subject to applicable community property rules, and except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3) As reported on a Schedule 13G filed with the SEC on November 14, 2024, Nantahala Capital Management, LLC (Nantahala) beneficially owned 8,948,336 shares of the Company's common stock as of December 31, 2024. This amount was adjusted to 596,555 shares as a result of the Company's 1-for-15 reverse stock split effected on December 26, 2025. Nantahala and its managing members, Wilmot B. Harkey and Daniel Mack, each have shared voting and

dispositive power with respect to such shares. The address of Nantahala and Messrs. Harkey and Mack is 130 Main St, 2nd Floor, New Canaan, Connecticut 06840.

(4) Consists of 1,805 shares underlying stock options that are currently exercisable.

(5) The amounts listed in this table for Mr. O'Grady, the Company's former Chief Executive Officer, are based on information available to the Company as of November 17, 2025, the date Mr. O'Grady executed a waiver and release agreement in connection with his separation from service, as adjusted for the Company's 1-for-15 reverse stock split effected on December 26, 2025.

(6) Consists of 59,389 shares underlying stock options that are currently exercisable.

(7) Includes (a) 42,335 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 3,583 restricted stock units that are scheduled to vest within 60 days.

(8) Includes (a) 11,999 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 3,583 restricted stock units that are scheduled to vest within 60 days.

(9) Includes (a) 15,133 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 3,583 restricted stock units that are scheduled to vest within 60 days.

(10) Includes (a) 11,571 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 16,600 restricted stock units, of which (i) 3,583 are scheduled to vest within 60 days and (ii) 13,017 have been deferred until retirement.

(11) Includes (a) 7,220 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 3,583 restricted stock units that are scheduled to vest within 60 days and have been deferred until retirement.

(12) Includes (a) 265,720 shares underlying stock options that are currently exercisable and (b) 30,932 restricted stock units, of which (i) 14,332 are scheduled to vest within 60 days and (ii) 16,600 have been deferred until retirement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a written Policy Regarding Transactions with Related Persons (the Related Persons Policy), which is administered by the Company's Audit Committee. The Related Persons Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person to the Company (as defined in Item 404(a) of SEC Regulation S-K) has a direct or indirect material interest; provided, however, the Board has determined that certain transactions not required to be reported pursuant to Item 404(a) of SEC Regulation S-K are not considered to be transactions covered by the Related Persons Policy. Under the Related Persons Policy, a related party transaction must be reported to the Company's legal department and be reviewed and approved or ratified by the Company's Audit Committee in accordance with the terms of the Related Persons Policy, prior to the effectiveness or consummation of the transaction, whenever practicable. The Company's Audit Committee reviews all relevant information available to it about the potential related party transaction. The Company's Audit Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Person in connection with the approval of the related party transaction. The Company also polls its directors and executive officers on a quarterly basis with respect to related party transactions and their service as an officer or director of other entities. The brother-in-law of our President and Chief Operating Officer, Paul Schwichtenberg, served as Associate Director, Operations from December 1, 2023 through February 23, 2026, and as Executive Director, Operations starting on February 24, 2026. In such capacities, he earned above the $120,000 reporting threshold in 2025, commensurate with similarly situated employees of the Company. Otherwise, there were no transactions since January 1, 2024, or any currently proposed transactions, that require disclosure as a related party transaction.

EXECUTIVE OFFICERS

The Company's executive officers are set forth in the table below. Biographical information for Mr. Reisenauer is set forth above under "Board of Directors and Director Nominees."

Name	Age	Position
Mark L. Reisenauer	61	Chief Executive Officer and Director
Ajay Patel	42	Executive Vice President and Chief Financial Officer
Paul Schwichtenberg	55	President and Chief Operating Officer
Sam Schlessinger	44	Executive Vice President and General Counsel

Ajay Patel has served as Executive Vice President and Chief Financial Officer since March 1, 2025, and previously served as Senior Vice President and Chief Financial Officer since November 2023. He previously served as Senior Vice President and Chief Accounting Officer from March 2021 and as Vice President, Controller from July 2019 when he joined the Company. Prior to joining the Company, from February 2018 to July 2019 he served as Director, Technical Accounting & Accounting Policy at US Foods, a food service distributor, where he was responsible for establishing and maintaining company-wide accounting policies. From June 2006 to February 2018, Mr. Patel served at Ernst & Young LLP, a multinational professional services network, in various roles of increasing responsibility in its Assurance practice leading financial statement audits of strategic key clients. Mr. Patel holds a B.S. degree in Finance from the University of Illinois, a Master's degree in accounting from the University of Virginia and is a CPA.

Paul Schwichtenberg has served as President and Chief Operating Officer since November 3, 2025. He previously served as Executive Vice President and Chief Transformation Officer since March 1, 2025, and as Senior Vice President and Chief Transformation Officer since December 2024, and Senior Vice President and Commercial Officer since February 2024, prior to which he served as Senior Vice President, Commercial Pricing, Analytics and Distribution from November 2023, as Senior Vice President, Chief Financial Officer from March 2021, and as Vice President, Finance from April 2018 when he joined the Company. Prior to joining the Company, he served as Director of Pricing and Planning for AbbVie, a biopharmaceutical company, from October 2013 to April 2018 where he led the U.S. Commercial Pricing Team. Prior to this, Mr. Schwichtenberg served as Controller for Radio Flyer, Inc., a consumer products company, from October 2010 to October 2013. From 2000 to October 2010, Mr. Schwichtenberg served at Takeda Pharmaceuticals in various roles of increasing responsibility, most recently as Senior Director and Controller. Prior to entering the pharmaceutical industry, he served as a senior auditor at Wolf & Company LLP. Mr. Schwichtenberg holds a B.S. degree in Business Administration from Roosevelt University and is a CPA.

Sam Schlessinger has served as Executive Vice President and General Counsel since March 1, 2025, and previously served as Senior Vice President and General Counsel since July 2021. He became an executive officer of the Company in March 2022. Mr. Schlessinger previously served as the Company's Vice President, Legal from February 2021 through June 2021 and as Senior Counsel from May 2020 to February 2021. Prior to joining the Company, Mr. Schlessinger provided outsourced corporate and securities legal services to the Company from 2019 to 2020 through Axiom Law. Prior to that, he served as a corporate partner at Dentons LLP from 2015 to 2018, where he advised public and privately-held clients in mergers and acquisitions, buyouts and recapitalizations, and securities transactions; a corporate associate at Dentons LLP from 2012 to 2015; and a corporate associate at McDermott Will & Emery LLP from 2006 to 2012. Mr. Schlessinger holds a B.A. degree in Mathematics from Pomona College and a JD from the University of Illinois.

EXECUTIVE COMPENSATION

EXECUTIVE SUMMARY

2025 Key Business Results

During fiscal 2025, the Company:

- Appointed a new Chief Executive Officer, Mark L. Reisenauer, with extensive experience successfully building and launching franchises and products in both the oncology and specialty spaces;

- Advanced key integration efforts to consolidate operations and align products – including Rolvedon – under a single commercial entity, which will enable greater efficiency, stronger company recognition, and ultimately cost savings, while ensuring uninterrupted product supply for patients;

- Amended the Company's Manufacturing and Supply Agreement with Hanmi Pharmaceutical Co. Ltd. (Hanmi), its supplier of Rolvedon, fixing the price the Company pays for the remaining term of the Company's license agreement with Hanmi;

- Simplified its corporate holdings structure by transferring all of its interests in its subsidiary Assertio Therapeutics to an established purchaser of legacy litigation matters. As a result of this transaction, neither the Company nor any of its current subsidiaries are defendants in any opioid-related litigation; and

- Settled prior legal matters, including the previously disclosed DOJ False Claims Act *qui tam* lawsuit, the last remaining Glumetza antitrust action, and Spectrum's legacy Luo securities class action, and obtained the dismissal of the Edwards securities class action, reducing future legal costs.

The Company notes the following key financial results for fiscal 2025:

- Delivered full year product sales of $117.1 million, with Rolvedon contributing $68.2 million of net product sales in 2025; and

- Reported full year GAAP net loss of $30.4 million and non-GAAP adjusted EBITDA of $22.7 million*.

Stockholder Engagement and Say-on-Pay

We believe that regular, transparent communications with our stockholders are essential to our long-term success. We value the opinions of our stockholders, and we are committed to building and maintaining a robust stockholder engagement program to encourage open and transparent honest discussion about our Company's business plans, executive compensation practices and governance programs.

Over the course of 2025 and early 2026, we have engaged with stockholders of varying position sizes and classifications in a variety of ways, including soliciting direct feedback on specific matters, active participation in equity conferences and investor events across the United States and through frequent meetings with stockholders, prospective stockholders, and investment analysts. These meetings regularly include our Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer.

As part of our engagement efforts, we seek to provide our investors with insight into our business and practices, answers to their questions, and responses to the valuable insight and feedback they share. We also review and discuss stockholder feedback internally to help ensure we are proactively assessing and informing our policies, programs, and areas of focus, as well as considering the priorities of our stockholders.

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*   Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.

What Guides Assertio's Program

Executive Compensation Philosophy

The Company strives to align executive compensation with business results and stockholder interests. In this spirit, the Company offers a competitive compensation program that allows its named executive officers (NEOs) to share in its financial success when they deliver performance that helps achieve short- and long-term corporate goals and increases in stockholder value. On an overall basis, target total compensation for the Company's NEOs is calibrated to be competitive with a blend of its peer group and size-appropriate survey data from the life sciences industry. We also base compensation on a blend of individual experience level and the value of their role to the organization. In addition, a significant portion of compensation for all NEOs is in the form of long-term incentive compensation and therefore earned compensation can be above or below target depending on the Company's performance, providing alignment with stockholder interests.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned for services rendered to the Company by each of our NEOs for fiscal years 2025 and 2024, as applicable, as determined in accordance with applicable SEC rules.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Mark L. Reisenauer[4]	2025	202,060	—	458,093	784,425	—	5,418	1,449,996
Chief Executive Officer								
Brendan P. O'Grady[5]	2025	721,933	—	405,900	547,529	—	209,622	1,884,984
Former President and Chief Executive Officer	2024	502,372	—	495,000	1,587,420	406,949	20,962	3,012,703
Ajay Patel[6]	2025	461,100	—	101,475	136,878	198,985	22,730	921,168
Executive Vice President, Chief Financial Officer	2024	445,387	—	59,483	239,496	185,963	22,396	952,725
Paul Schwichtenberg[7]	2025	463,233	20,000	101,475	136,878	211,325	12,690	945,601
President, Chief Operating Officer	2024	430,047	—	59,483	239,496	185,963	17,444	932,433

(1) The amounts shown in the Stock Awards and Option Awards columns represent the grant date fair value of stock options and restricted stock units, determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718.

The assumptions made in the valuation reflected in these columns are set forth in the following notes to the Company's Consolidated Financial Statements:

For Stock and Option Awards Granted in Fiscal Year	Consolidated Financial Statements	Included with Form 10-K Filed:	Note
2025	December 31, 2025	March 16, 2026	10
2024	December 31, 2024	March 11, 2025	10

(2) Reflects amounts paid to each NEO pursuant to the Company's annual cash bonus plan which pays out to participants based on levels of performance against corporate financial goals and other corporate goals, as well as individual goals if applicable (as discussed in "— Narrative to Summary Compensation Table — 2025 Performance Measures" below).

(3) For 2025, amounts reflect Company 401(k) match and life insurance premiums, and for Mr. O'Grady, also includes his severance payments made in accordance with his Management Continuity Agreement. Mr. O'Grady's separation constituted an "Other Involuntary Termination," as defined in the Management Continuity Agreement between Mr. O'Grady and the Company, a form of which was filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024. The Company provides the NEOs with health, medical and other non-cash benefits generally available to all salaried employees, which are not included in these columns pursuant to SEC rules.

(4) For 2025, $45,693 of the amount reported in the stock awards column and $61,625 of the amount reported in the option awards column for Mr. Reisenauer reflect equity awards granted to Mr. Reisenauer in connection with his initial appointment as a non-employee director in accordance with the Company's Director Compensation Policy.

(5) The stock and option awards granted to Mr. O'Grady in 2025 were forfeited upon his separation from the Company on October 27, 2025.

(6) Amounts paid to Mr. Patel during 2025 reflect compensation in his role as Senior Vice President, Chief Financial Officer from January 1, 2025 through February 28, 2025 and as Executive Vice President, Chief Financial Officer from March 1, 2025 through December 31, 2025. Amounts paid to Mr. Patel during 2024 reflect compensation in his role as Senior Vice President, Chief Financial Officer.

(7) Amounts paid to Mr. Schwichtenberg during 2025 reflect compensation in his role as Senior Vice President, Chief Transformation Officer from January 1, 2025 through February 28, 2025, Executive Vice President, Chief Transformation Officer from March 1, 2025 through November 2, 2025, and as President and Chief Operating Officer from November 3, 2025 through December 31, 2025. Amounts paid to Mr. Schwichtenberg during 2024 reflect compensation in his role as Senior Vice President, Commercial Pricing, Analytics and Distribution from January 1, 2024 through February 6, 2024, Senior Vice President, Chief Commercial Officer from February 7, 2024 through December 22, 2024, and Senior Vice President, Chief Transformation Officer from December 23, 2024 through December 31, 2024.

Narrative to Summary Compensation Table

Base Salary

The table below shows the base salaries for our NEOs for 2025 and 2024 (if applicable):

Name	Base Salary		
	2025	2024	Increase
Mark L. Reisenauer[1]	$ 800,000	$ —	—%
Brendan P. O'Grady[2]	$ 870,400	850,000	2%
Ajay Patel[3]	$ 474,150	$ 435,000	9%
Paul Schwichtenberg[4]	$ 500,000	$ 435,000	15%

(1) For 2025, represents the annualized salary rate for Mr. Reisenauer, which was effective upon his hiring as Chief Executive Officer on October 27, 2025.

(2) For 2025, represents the annualized salary rate for Mr. O'Grady prior to his execution of a waiver and release agreement in connection with his separation from service on October 27, 2025. For 2024, represents the annualized salary rate for Mr. O'Grady, which was effective upon his hiring as Chief Executive Officer on May 29, 2024.

(3) Represents Mr. Patel's end of year annualized salary rate. Mr. Patel received a base salary of $461,100 through August 31, 2025. See footnote 6 in the Summary Compensation Table above for a description of base salary paid to Mr. Patel in 2025 and 2024.

(4) Represents the end of year annualized salary rate for Mr. Schwichtenberg after his promotion to President and Chief Operating Officer on November 3, 2025. Mr. Schwichtenberg received a base salary of $461,100 for the period of 2025 prior to his promotion. See footnote 7 in the Summary Compensation Table above for a description of base salary paid to Mr. Schwichtenberg in 2025 and 2024.

Annual Cash Bonus Opportunity

To tie a significant portion of their annual cash compensation to actual performance, each NEO is eligible for a cash bonus award under the Company's annual bonus plan, based on the achievement of the corporate financial goals and the corporate business goals (collectively, the "Corporate Goals") for the Company and, if applicable, each executive's individual goals.

A target annual bonus opportunity is established annually and may be adjusted from time to time by the Compensation Committee in connection with an NEO's promotion or performance. The table below shows the 2025 target annual cash bonus opportunities for each of the NEOs.

NEO	Base Salary	Target Bonus Opportunity (As a % of Salary)
Mark L. Reisenauer[1]	$ 800,000	85%
Brendan P. O'Grady[2]	$ 870,400	85%
Ajay Patel[3]	$ 474,150	45%
Paul Schwichtenberg[4]	$ 500,000	60%

_____

(1) In accordance with the terms of his offer letter dated October 27, 2025, Mr. Reisenauer was not entitled to a bonus for fiscal year 2025. He will first be eligible for an annual bonus with respect to fiscal year 2026.

(2) Mr. O'Grady was not eligible for a bonus for fiscal year 2025 under his Management Continuity Agreement because he separated from the Company prior to the end of fiscal year 2025.

(3) As noted above, Mr. Patel's salary increased from $461,100 to $474,150 effective September 1, 2025. His target bonus opportunity did not change. His actual bonus opportunity for the year was pro-rated based on the salary in effect for each portion of the year.

(4) As noted above, Mr. Schwichtenberg's base salary increased from $461,100 to $500,000 effective November 3, 2025. Also as part of his promotion noted above, his target bonus opportunity increased from 45% to 60% of base salary. His actual bonus opportunity for the year was pro-rated based on the salary in effect for each portion of the year.

2025 Performance Measures

The Company's annual bonus plan for NEOs pays out to participants based on levels of performance against corporate financial goals (weighted 50%) and corporate business goals (weighted 50%) reviewed by the Compensation Committee. The Corporate Goals ensure that the Company has the right balance between accountability to annual financial goals and support for our business strategy. The bonus opportunity for NEOs in 2025 was solely based upon Corporate Goals. There were no individual performance goals for NEOs for 2025.

A detailed description of the performance metrics and the assessment of the actual amounts paid to each of the Company's NEOs are provided below. For 2025, the Company used Net Product Revenue and adjusted EBITDA as the corporate financial goals (collectively 50% of overall Corporate Goals for NEOs) because they provide a reliable indicator of the strength of its overall financial results. Operating cash flow was eliminated as a goal due to anticipated cash volatility in 2025 resulting from the consolidation of operations under a single commercial entity. Actual 2025 results were Net Product Revenue of $117 million and adjusted EBITDA of $23 million, which resulted in 100% achievement of corporate goals. The goal scoring matrix is shown below (dollar amounts in millions):

		Revenue				
	EBITDA	Target -2 $108-$112	Target -1 $113-$117	Target $118-$123	Target +1 $124-$128	Target +2 $129-$133
Target +2	$24-$27	100 %	108 %	113 %	118 %	125 %
Target +1	$20-$23	93 %	100 %	105 %	110 %	118 %
Target	$16-$19	88 %	95 %	100 %	105 %	113 %
Target -1	$13-$15	83 %	90 %	95 %	100 %	108 %
Target -2	$11-$12	75 %	83 %	88 %	93 %	100 %

_____

In no event under the goal scoring matrix would a payment exceed 125% if amounts were above the maximum Target +2 opportunity, nor would a payment be made if amounts were below the minimum Target -2 opportunity.

With respect to the corporate business goals for 2025 (collectively, 50% of overall Corporate Goals for NEOs), the Company used the following:

- Business Continuity Efficiency — Execute key integration efforts and enter into long-term Rolvedon supply agreement (40% of overall Corporate Goals for NEOs); Actual Results: 100%

- People and Culture (5% of overall Corporate Goals for NEOs); Actual Results: 40%

- Compliance (5% of overall Corporate Goals for NEOs); Actual Results: 60%

Following the completion of the fiscal year, the Compensation Committee assesses the Company's performance relative to the Corporate Goals and applies a "corporate payout multiplier" based on that performance. A corporate payout multiplier of 100% reflects 100% achievement of the Corporate Goals. The Board makes the final determination of the corporate payout multiplier, after receiving a recommendation from the Compensation Committee. The Compensation Committee and the Board have sole discretion to increase or decrease the assessment of Company performance based on a comprehensive view of the Company's overall performance.

Actual bonus payouts are then determined by applying the corporate payout multiple to the NEO's corporate target bonus. Based upon actual results, the score on the corporate financial goals resulted in 100% (50% of overall Corporate Goals) and the score on the corporate business goals resulted in 90% (50% of overall Corporate Goals) with an overall attainment of 95%. The following table sets forth the Company's actual payout percentage achieved and illustrates the calculation of the annual cash incentive awards payable to its NEOs under the 2025 bonus plan in light of these performance results.

NEO	Base Salary	Bonus Target	Total Corporate Payout Multiplier	Corporate Weighting	Total Corporate Payout
Mark Reisenauer[1]	$ 800,000	—	—	—	—
Brendan P. O'Grady[2]	$ 870,400	—	—	—	—
Ajay Patel[3]	$ 474,150	45%	95 %	100 %	$ 198,985
Paul Schwichtenberg[4]	$ 500,000	60%	95 %	100 %	$ 211,325

_____

(1) In accordance with the terms of his offer letter dated October 27, 2025, Mr. Reisenauer was not entitled to a bonus for fiscal year 2025.

(2) Mr. O'Grady was not paid a bonus in 2025 because he separated from the Company prior to the end of fiscal year 2025.

(3) As noted above, on September 1, 2025, Mr. Patel's base salary increased from $461,100 to $474,150. The target bonus opportunity for Mr. Patel was pro-rated based on the salary in effect for each portion of the year.

(4) As noted above, on November 3, 2025, Mr. Schwichtenberg was promoted to President and Chief Operating Officer of the Company. As part of his promotion, Mr. Schwichtenberg's base salary and bonus target percentage were increased to $500,000 and 60%, respectively. The target bonus opportunity for Mr. Schwichtenberg was pro-rated based on the salary and target bonus opportunity in effect for each portion of the year.

Long-Term Equity Incentive Awards

In 2025, the Compensation Committee granted an equal mix of time-vesting Restricted Stock Units (RSUs) and stock options in order to balance both incentive and retention-related goals. The targeted annual grant value more closely aligns Assertio's executives to the long-term interests of its stockholders. The RSUs and option awards granted by Assertio vest as to one-third on the first anniversary of the grant date and thereafter in equal, annual installments on the second and third anniversaries of the grant date.

The Compensation Committee determines the size of a particular equity award based on a holistic assessment of several factors, including competitive market levels, the executive's past performance and future potential, the Company's performance relative to corporate objectives, and recent growth or decline in stockholder value. Annual grants are generally made in the first quarter of the fiscal year. The date of the meeting of the Compensation Committee at which equity grants are made is set in advance and is not coordinated with the release of information concerning the Company's business. The grant amounts were approved by the Compensation Committee, based on target grant date fair value. To ensure that the awards were not overly dilutive to our stockholders and to continue to be prudent with the use of our share pool, the calculations to derive the number of RSUs and stock options used a $2 per share stock price floor. The shares for annual equity award grants made in 2025 for each NEO vest one third annually, and are shown below:

NEO	RSU*	Stock Option*
Mark Reisenauer[1]	33,333	66,666
Brendan P. O'Grady[2]	33,333	50,368
Ajay Patel[2]	8,333	12,591
Paul Schwichtenberg[2]	8,333	12,591

_____

*Adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

(1) These awards were granted on November 13, 2025 in connection with Mr. Reisenauer's appointment as Chief Executive Officer. On January 2, 2025, Mr. Reisenauer was also granted 3,583 RSUs and 5,415 stock options in respect of his initial appointment as a non-employee director pursuant to the Company's Director Compensation Policy, also vesting one third annually measured from the date of grant.

(2) These awards were granted on February 21, 2025. Mr. O'Grady forfeited the 2025 annual equity awards in connection with his termination of service.

Practices on Timing of Equity Awards

As described above, annual grants are typically made in the first quarter of the fiscal year, though we do not have any program, plan or obligation that requires us to grant equity awards on specified dates. We also do not have any program, plan or practice to time award dates of stock option grants to our executive officers in coordination with the release of material nonpublic information and typically aim to make equity grants during an open trading window. Equity awards may occasionally be granted following a significant change in job responsibilities or to meet special retention or performance objectives. During 2025, the Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity-based awards, including stock options, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Risk Management and Mitigation of Compensation Policies and Practices

The Compensation Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factors (including that awards under our Amended and Restated 2014 Omnibus Incentive Plan may be subject to recovery or clawback under our clawback policy adopted October 2, 2023), and reviewed these items with its independent consultant, Pearl Meyer, which was engaged directly by the Compensation Committee. Based on these reviews and discussions, the Compensation Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business. The Compensation Committee has reviewed the independence of Pearl Meyer, in light of SEC rules and has affirmatively determined that the work performed by Pearl Meyer does not raise any conflict of interest.

For the foregoing reasons, the Compensation Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

Other Compensation Practices and Policies that Align Assertio's NEOs to Its Stockholders

Stock Ownership Policy

To align the interests of our management and directors with those of our stockholders, the Board of Directors concluded that Assertio NEOs and non-employee directors should have a significant financial stake in the Company's stock. To further that goal, we implemented stock ownership guidelines (the Guidelines). The NEOs are required to hold a specific level of equity ownership as outlined below:

Executives: The Guidelines apply to the NEOs in two tiers. The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's annual base salary rate as of January 1st of the year are as follows:

Tier	Covered Executives	Multiple of Salary
Tier One	Chief Executive Officer	2x Salary
Tier Two	Other NEOs	1x Salary

The shares counted toward these ownership requirements include shares owned outright, unvested restricted stock and vested performance stock units. Unearned performance awards and unexercised stock options, whether or not vested, do not count toward the ownership requirement. Once achieved, compliance with the Guidelines will not be affected by subsequent market price fluctuations.

Non-Employee Directors: Our directors are required to maintain a stock ownership level that is equal to three times their annual Board cash retainers.

Both NEOs and non-employee directors have seven years from commencement of their service to meet their respective Guidelines. As of December 31, 2025, all of our NEOs and all non-employee directors were in compliance with achieving the Guidelines within the aforementioned timeframe.

Clawback Policy

Under our clawback policy, which is intended to comply with the requirements of Nasdaq listing standards implementing the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), in the event we are required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation (whether subject to time-based and/or performance-based vesting) received by any executive officer (as defined under Rule 10D-1 of the Exchange Act), including the NEOs, during the prior three fiscal years that exceeds the amount that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

In addition, in the event that the Board reasonably determines, in its sole discretion, that an executive officer (i) has materially violated the Company's Code of Conduct by directing, participating or engaging in corrupt business practices, including fraud, resulting or likely to result in substantial and material damage to the Company or its subsidiaries or (ii) engaged in misconduct in the performance of the executive officer's duties to the Company resulting or likely to result in the creation or perpetuation of a hostile work environment, the Board in its discretion may, to the extent permitted by applicable law, seek to recoup for the benefit of the Company all incentive payments that were made to the executive officer and all equity awards granted to the executive officer (whether subject to time-based and/or performance-based vesting) (1) after the date on which such conduct occurred or commenced or (2) within the twelve (12) months preceding such date, in each case, by requiring such executive officer to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.

For fiscal 2025, the Board determined it did not require any recoupment of any incentive payments or equity compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by the NEOs as of December 31, 2025.

Name	Award Type	Grant Date	Option Awards		Option Exercise Price ($)	Expiration Date	Stock Awards	
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Restricted Stock Units That have Not Vested (#)	Market Value of Restricted Stock Units That have Not Vested ($)[1]
Mark L. Reisenauer	Stock Option[2]	1/02/2025	—	5,415	12.75	1/2/2035	—	—
	RSU[3]	1/02/2025	—	—	—	—	3,583	32,498
	RSU[3]	11/13/2025	—	—	—	—	33,333	302,330
	Stock Option[2]	11/13/2025	—	66,666	12.37	11/13/2035	—	—
Ajay Patel	Stock Option[4]	12/1/2021	15,666	—	19.65	12/1/2031	—	—
	Stock Option[5]	5/12/2022	7,309	—	39.45	5/12/2032	—	—
	Performance Based Stock Option[6]	5/12/2022	13,333	—	39.45	5/12/2032	—	—
	RSU[3]	2/21/2023	—	—	—	—	1,143	10,367
	Stock Option[2]	2/21/2023	2,516	1,258	77.70	2/20/2033	—	—
	Stock Option[2]	2/7/2024	7,555	15,111	11.90	2/7/2034	—	—
	RSU[3]	2/7/2024	—	—	—	—	3,333	30,230
	Stock Option[2]	2/18/2025	—	12,591	12.18	2/18/2035	—	—
	RSU[3]	2/18/2025	—	—	—	—	8,333	75,580
Paul Schwichtenberg	Stock Option[4]	12/1/2021	15,666	—	19.65	12/1/2031	—	—
	Stock Option[5]	5/12/2022	7,309	—	39.45	5/12/2032	—	—
	Performance Based Stock Option[6]	5/12/2022	13,333	—	39.45	5/12/2032	—	—
	RSU[3]	2/21/2023	—	—	—	—	1,143	10,367
	Stock Option[2]	2/21/2023	2,516	1,258	77.70	2/21/2033	—	—
	Stock Option[2]	2/7/2024	7,555	15,111	11.90	2/7/2034	—	—
	RSU[3]	2/7/2024	—	—	—	—	3,333	30,230
	Stock Option[2]	2/18/2025	—	12,591	12.18	2/18/2035	—	—
	RSU[3]	2/18/2025	—	—	—	—	8,333	75,580
Brendan P. O'Grady	Stock Option[7]	5/31/2024	40,000	—	14.85	1/25/2026	—	—

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(1) The values shown are based on $9.07 per share, which was the closing price of our common stock on December 31, 2025.

(2) One third of this stock option award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(3) One third of this RSU award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(4) This stock option vested in full on December 1, 2024.

(5) This stock option vested in full on May 12, 2025.

(6) This performance-based stock option vested on, and thus was no longer subject to performance conditions, as of May 12, 2023.

(7) Under the terms of his Management Continuity Agreement, Mr. O'Grady has 90 days from the date of his termination to exercise these options. These stock options were not exercised.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company is party to Management Continuity Agreements with each of its executive officers.

Pursuant to the terms of the Management Continuity Agreements with Messrs. Reisenauer, Patel and Schwichtenberg, upon the termination of an executive officer's employment by the Company other than for Cause, death or Disability, or upon his or her termination for Good Reason (each as defined in the Management Continuity Agreements), within the period beginning ninety days prior to a Change in Control and ending twenty-four months following a Change in Control (the Change in Control Period), the executive will be entitled to:

(i) a lump sum cash payment in an amount equal to the sum of two times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the higher of (1) the base salary which the executive was receiving immediately prior to the Change in Control or (2) the base salary which the executive was receiving immediately prior to their termination of employment, plus two times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the executive's annual target bonus;

(ii) payment of the full cost of the health insurance benefits provided to the executive and the executive's spouse and dependents through the earlier of the end of the 24-month period (if the executive is the CEO) or 18-month period (if the executive is not the CEO) following the date of termination or the date upon which executive is no longer eligible for such COBRA or other benefits under applicable law;

(iii) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination;

(iv) outplacement services not to exceed $5,000 per month for up to three consecutive months; and

(v) 100% of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards shall become immediately vested. Pursuant to the terms of the Management Continuity Agreements, in the event of a termination that occurs prior to the date of the Change in Control, then if any of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards are forfeited as the result of such termination of employment, the executive shall be entitled to receive a lump sum cash payment equal to the value of all such awards that were forfeited as the result of such termination of employment.

In addition, pursuant to the terms of the Management Continuity Agreements, in the event of the termination of an executive officer's employment other than for Cause, death or Disability, or due to a voluntary termination for Good Reason, outside of the Change in Control Period (a Non-CIC Qualifying Termination), the executive will be entitled to receive severance benefits as follows:

(i) severance payments for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) after the effective date of the termination equal to the base salary which he was receiving immediately prior to the termination of employment;

(ii) payment of the full cost of the health insurance benefits provided to the executive and his or her spouse and dependents, as applicable, immediately prior to the termination of employment pursuant to the terms of COBRA or other applicable law for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) following the date of termination or, if earlier, until the date upon which the executive is no longer eligible for such COBRA or other benefits under applicable law;

(iii) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination, to be paid at the time the Company pays bonuses with respect to such year to its executives generally; and

(iv) outplacement services not to exceed $5,000 per month for up to three consecutive months.

Receipt of benefits under the Management Continuity Agreements is conditioned upon execution and non-revocation of a release of claims in favor of the Company and continued compliance with certain restrictive covenants.

Mr. O'Grady was party to a Management Continuity Agreement and, in connection with Mr. O'Grady's separation from the Company effective October 27, 2025, he became eligible for benefits under his Management Continuity Agreement subject to the terms and conditions thereof as described above for a Non-CIC Qualifying Termination. Mr. O'Grady's separation constituted an "Other Involuntary Termination," as defined in the Management Continuity Agreement between Mr. O'Grady and the Company, a form of which was filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

Year[1]	Summary Compensation Table Total for PEO Daniel Peisert[2]	Compensation Actually Paid to PEO Daniel Peisert[3]	Summary Compensation Table Total for PEO Heather Mason[2]	Compensation Actually Paid to PEO Heather Mason[3]	Summary Compensation Table Total for PEO Brendan O'Grady[2]	Compensation Actually Paid to PEO Brendan O'Grady[3]	Summary Compensation Table Total for PEO Mark Reisenauer[2]	Compensation Actually Paid to PEO Mark Reisenauer[3]
2025	N/A	N/A	N/A	N/A	$ 1,884,984	$ (350,212)	$ 1,449,996	$ 1,010,520
2024	$ 618,613	$ 391,713	$ 1,077,984	$ 852,219	$ 3,012,703	$ 2,569,793	N/A	N/A
2023	$ 3,263,989	$ (3,632,048)	N/A	N/A	N/A	N/A	N/A	N/A

Year[1]	Average Summary Compensation Table Total for Non-PEO NEOs[4]	Average Compensation Actually Paid to Non-PEO NEOs[5]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[6]	Net Loss[7] (in thousands)
2025	$ 933,385	$ 633,187	$ 14	$ (30,375)
2024	$ 942,579	$ 744,973	$ 20	$ (21,581)
2023	$ 1,072,697	$ (1,186,801)	$ 25	$ (331,942)

———————————————

(1) The following table shows the principal executive officer(s) (PEO(s)) and Non-PEO NEOs for each of 2025, 2024 and 2023:

Year	PEO	Non-PEO NEOs
2025	Mark L. Reisenauer, Brendan P. O'Grady	Ajay Patel, Paul Schwichtenberg
2024	Brendan P. O'Grady, Heather L. Mason, Daniel A. Peisert	Ajay Patel, Paul Schwichtenberg
2023	Daniel A. Peisert	Ajay Patel, Paul Schwichtenberg

(2) The dollar amounts reported are the amounts of total compensation reported in our Summary Compensation Table.

(3) The dollar amounts reported represent the amount of "compensation actually paid," as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid for the year ended December 31, 2025:

	Reported Summary Compensation Table Total for PEO	Deduct Reported Value of Equity Awards[a]	Add (Deduct) Equity Award Adjustments[b]	Compensation Actually Paid to PEO
Mark L. Reisenauer	$ 1,449,996	$ 1,242,518	$ 803,042	$ 1,010,520
Brendan P. O'Grady	$ 1,884,984	$ 953,429	$ (1,281,767)	$ (350,212)

———————————————

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for the applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the year ended December 31, 2025, are as follows:

PEO	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from End of Prior Year to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
Mark L. Reisenauer	$ 803,042	$ —	$ —	$ —	$ —	$ —	$ 803,042
Brendan P. O'Grady	$ —	$ —	$ —	$ (168,860)	$ 1,112,907	$ —	$ (1,281,767)

(4) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our PEOs) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our PEOs) included for purposes of calculating the average amounts in each applicable year are as follows for 2025, 2024 and 2023, Ajay Patel and Paul Schwichtenberg.

(5) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our PEOs), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our PEOs) during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our PEOs) for the applicable year to determine the compensation actually paid, using the same methodology described above in Note 3:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Deduct Average Reported Value of Equity Awards	Add (Deduct) Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2025	$ 933,385	$ 238,353	$ (61,845)	$ 633,187

_____

a. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2025	$ 150,304	$ (94,849)	$ —	$ (117,300)	$ —	$ —	$ (61,845)

(6) Cumulative Total Shareholder Return (TSR) is calculated by dividing the sum of the cumulative amount of dividends (if any) for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2022.

(7) The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

The Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The graph below compares the compensation actually paid to our PEOs and the average of the compensation actually paid to our remaining NEOs, with our cumulative TSR for the fiscal years ended December 31, 2025, 2024 and 2023. TSR amounts reported in the graph assume an initial fixed investment of $100.



Compensation Actually Paid and Net Loss

The graph below compares the compensation actually paid to our PEOs and the average of the compensation actually paid to our remaining NEOs, with our net loss for the fiscal years ended December 31, 2025, 2024 and 2023.



DIRECTOR COMPENSATION

The Board has adopted a Non-Employee Director Compensation and Grant Policy (the Director Compensation Policy). The Board believes that the Director Compensation Policy, amended in February 2023 and May 2024, enables us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our common stock to further align their interests with those of our stockholders. Our non-employee director compensation program includes cash compensation and equity grants in the form of RSUs and options. We use the same peer group for director compensation comparisons as for executive compensation comparisons, have a comparable compensation strategy and review our program annually with the assistance of our compensation consultant. Mr. Reisenauer received compensation under the Director Compensation Policy prior to becoming Chief Executive Officer of the Company in October 2025. Such amounts are reported in the Summary Compensation Table above in accordance with SEC rules.

Cash Compensation

In 2025, non-employee directors were eligible to receive annualized cash retainers of $55,000 under our Director Compensation Policy. Our non-executive chairman of the Board received an additional $50,000 annual retainer. Additional annualized cash retainers in the amount set forth below were paid to the chairs of each Board committee and to each non-employee director serving as a committee member in 2025:

Committee Name	Committee Chair Retainer		Non-Chair Committee Member Retainer	
Audit	$	25,000	$	12,500
Compensation	$	20,000	$	10,000
Nominating and Corporate Governance	$	15,000	$	6,000

In addition, each member of any special committee of the Board receives an additional annual cash retainer of $6,000 but there were not any such special committees in 2025.

Cash payments are made quarterly in arrears.

Long-Term Equity Incentive Awards

In addition to the cash compensation described above, in accordance with the Director Compensation Policy, as amended, each non-employee director then-serving received, on the date of the 2025 Annual Meeting (other than Mr. Reisenauer, whose service as a non-employee director commenced on January 2, 2025; thus he was not eligible for such annual grant under the Company's Director Compensation Policy and instead received an initial grant as disclosed in the executive compensation tables set forth above), an award of restricted stock units having a value of $107,500 and stock options having a value of $107,500, with the number of restricted stock units determined using a $2 per share floor for the Company's stock price and the number of stock options determined using a peer-average Black-Scholes factor to minimize dilution, which restricted stock units and stock options vest on the earlier of (i) the first anniversary of the award grant date, and (ii) the date of next annual meeting of stockholders which is at least 50 weeks after the date on which such award of restricted stock units or stock options were made.

Director Compensation

The following table summarizes non-employee director compensation during fiscal year 2025.

Mr. O'Grady did not receive equity or cash compensation for his service on the Board. Mr. Reisenauer received an initial equity grant and cash compensation for his service on the Board until he was appointed as Chief Executive Officer in October 2025. All cash and equity compensation paid to, or earned by, Messrs. Reisenauer and O'Grady in fiscal year 2025 for their service as the Company's Chief Executive Officer and, in the case of Mr. Reisenauer, his service as a non-employee director, is reflected in the executive compensation tables set forth above.

Name	Fees Earned or Paid In Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Paid in Total ($)
Heather Mason	111,000	43,797	33,169	187,966
Sravan K. Emany	90,000	43,797	33,169	166,966
William T. McKee	93,500	43,797	33,169	170,466
Sigurd Kirk	86,500	43,797	33,169	163,466
David M. Stark	61,000	43,797	33,169	137,966

(1) Consists of the amounts described above under "Cash Compensation" for 2025 including annual cash retainers, committee chair retainers and committee member retainers, including any retainer fees deferred pursuant to the Company's non-employee directors' deferral program.

(2) Amounts shown represent the grant date fair value of restricted stock unit awards and stock options granted in fiscal year 2025 as described above and as calculated in accordance with FASB ASC Topic 718. For more information, including a discussion of valuation assumptions, see Note 10 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2025.

The following table sets forth the aggregate number of outstanding options and restricted stock units held as of December 31, 2025 by each individual who served as a non-employee director in 2025, other than Mr. Reisenauer. Mr. Reisenauer was a non-employee director until October 27, 2025 and his outstanding equity awards as of December 31, 2025 are included in the executive compensation tables above.

Name	Options	Restricted Stock Units
Heather L. Mason	42,335	3,583
Sravan K. Emany	12,583	7,529
William T. McKee	11,571	16,600
Sigurd Kirk	18,743	5,971
David M. Stark	10,830	5,972

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information regarding securities authorized for issuance under the Company's equity incentive plans as of December 31, 2025. The Company's equity incentive plans as of December 31, 2025 include the Amended and Restated 2014 Omnibus Incentive Plan (2014 Plan) and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the 2019 Zyla Plan).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	722,995 [2]	$ 19.96 [3]	750,589 [4]
Equity compensation plans not approved by security holders	63,336 [5]	$ 21.17 [3]	170,723 [6]
	786,331	$ 20.07 [3]	921,312

(1) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs.

(2) Number of securities includes (a) 543,502 options with a weighted-average remaining life of 7.79 years, and (b) 179,493 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid.

(3) The calculation of weighted average exercise price includes only outstanding stock options.

(4) Represents shares available for issuance under the 2014 Plan. There are no shares available for issuance pursuant to new awards under the 2019 Zyla Plan.

(5) Number of securities granted as inducement awards includes (a) 59,764 options with a weighted-average remaining life of 1.97 years and (b) 3,572 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid.

(6) Represents inducement shares available to be issued as of December 31, 2025.

The RSUs and options granted as inducement awards were granted to the recipients thereof as an inducement material to each respective recipient's entry into employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). These inducement awards are subject to such employee's continued service relationship with the Company, terms and conditions substantially identical to the terms and conditions of the 2014 Plan and the award agreements pursuant to which they were granted. The time-based RSUs and options vest on an annual basis over three years beginning on the anniversary of each individual's applicable employment commencement date.

AUDIT RELATED MATTERS

Audit Committee Report

Under the guidance of a written charter adopted by the Board, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Assertio and audits of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of the independent registered public accounting firm. Each of the members of the Audit Committee meets the independence requirements of Nasdaq.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards.

In this context and in connection with the audited financial statements contained in Assertio's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2025 with Assertio's management and Grant Thornton LLP, Assertio's independent registered public accounting firm;

- discussed with Grant Thornton LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board and SEC;

- received and reviewed the written disclosures and the letter from Grant Thornton LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed with the auditors their independence; and

- based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in Assertio's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC; and instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.


AUDIT COMMITTEE
Sravan K. Emany, Chair
William T. McKee
Sigurd C. Kirk


Fees Paid to Independent Registered Public Accounting Firm

Set forth below are the aggregate fees for audit and other services provided by Grant Thornton for the years ended December 31, 2025 and 2024 respectively. The Audit Committee takes each of these fees and services into consideration when evaluating the independence of Grant Thornton.

Audit Fees. Aggregate fees for audit services provided by Grant Thornton totaled approximately $681,000 and $663,000 for 2025 and 2024, respectively. Grant Thornton's audit fees include fees associated with the annual audit of the Company's consolidated financial statements, effectiveness of internal control over financial reporting, and review of the interim consolidated financial statements included in quarterly reports.

Audit-Related Fees. Audit-related fees include fees billed by Grant Thornton for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-related fees from Grant Thornton were approximately $28,000 and $13,000 for 2025 and 2024, respectively.

Tax Fees. Tax fees include fees billed by Grant Thornton for professional services for tax compliance. There were no such fees in the year ended December 31, 2025, and approximately $1,000 for the year ended December 31, 2024.

All Other Fees. There were no services provided by Grant Thornton for 2025 and 2024 other than those reported above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has adopted a written Pre-Approval Policy (the Pre-Approval Policy), which is administered by the Company's Audit Committee. The Pre-Approval Policy provides for pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee pre-approved all of the audit, audit-related and tax fees described above under "Fees Paid to Independent Registered Public Accounting Firm."

The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

OVERVIEW OF PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will vote on the election of six directors to serve until the 2027 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement, resignation or removal. The Board has nominated Sravan K. Emany, Sigurd C. Kirk, Heather L. Mason, William T. McKee, Mark L. Reisenauer and David M. Stark for election to the Board. The nominees have indicated that they are willing and able to serve as directors. If any of the nominees becomes unable or unwilling to serve or for good reason will not serve, the accompanying proxy may be voted for the election of such other person as shall be designated by the Board (to the extent permitted by the SEC rules), or the Board may amend the Bylaws, if necessary, and decrease the size of the Board. The proxies being solicited will be voted for no more than six nominees at the Annual Meeting. The directors will be elected if the number of votes cast for election exceeds the number of votes cast against their election. Stockholders do not have cumulative voting rights in the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR.

PROPOSAL 2

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S AMENDED AND RESTATED 2014 OMNIBUS INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

The Company maintains the Amended and Restated 2014 Omnibus Incentive Plan (the 2014 Plan), which provides for the issuance of long-term incentive compensation, including equity-based awards, to its eligible employees, consultants and non-employee directors.

We are seeking stockholder approval of a proposal to increase the number of shares available for issuance under the 2014 Plan by 400,000 shares.

A copy of the 2014 Plan, as proposed to be amended and restated pursuant to this Proposal 2, is attached as Appendix B to this Proxy Statement.

Key Considerations for Requesting Additional Shares

In determining the number of shares to be authorized under the 2014 Plan, as proposed to be amended and restated, the Board considered the following principal factors:

- *Number of Shares Available for Grant under Existing Plan:* As of March 9, 2026, 378,845 shares remained available for issuance under the 2014 Plan. There were no shares available to grant under prior incentive plans. If the Company is unable to grant competitive equity awards, it may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent. This in turn could impact the ability of the Company to achieve its financial goals.

- *Number of Outstanding Awards Under All Plans:* As of March 9, 2026, there were 770,031 outstanding stock options, which had a weighted average exercise price of $17.86 and a weighted average remaining contractual life of 7.84 years, and there were 314,958 RSU awards outstanding.

- *Employee Engagement and Company Growth and Success:* The Company believes that equity ownership by its employees has a direct correlation to increased employee engagement, which the Company thinks is a key factor in achieving its future financial goals and creating stockholder value. Delivering a significant portion of total compensation in the form of equity compensation is essential to the Company's core compensation philosophy and exemplifies the Company's commitment to increasing employee engagement by deploying compensation instruments that drive value creation and create employee owners.

- *Employee Recruitment and Retention:* The Company believes the ability to grant competitive equity awards is a necessary and powerful recruiting and retention tool for it to obtain the quality personnel it needs to move its business forward. The Company believes that equity awards are a long-term incentive that directly links company performance to stock performance. The increase in the share reserve will enable the Company to continue to use equity compensation on a broad basis to help attract, retain and motivate employees and grow its business, develop new products and ultimately increase stockholder value.

The following table sets forth certain information about the 2014 Plan, 2019 Zyla Plan, outstanding inducement awards, and the shares remaining available as inducement grants as of March 9, 2026:

Number of new shares being authorized under 2014 Plan		400,000
Number of shares available for future awards under the 2014 Plan (no shares are available for future awards under the 2019 Zyla Plan)		378,845
Number of shares relating to outstanding stock options		770,031
Number of shares relating to awards of unvested restricted stock units		314,958
Weighted-average remaining term of outstanding stock options		7.84 years
Weighted-average exercise price of outstanding stock options	$	17.86
Total number of shares available for future awards under 2014 Plan if this proposal is approved		778,845

The 400,000 share increase requested to be approved by shareholders represents approximately 6.2% of the Company's outstanding shares of common stock as of March 9, 2026. The maximum potential dilution to common shareholders from the 400,000 share increase requested to be approved by stockholders is approximately 5.8% of the Company's common shares outstanding as of March 9, 2026, assuming all 400,000 shares are issued as stock options in accordance with the 2014 Plan. The Compensation Committee has considered this potential dilution level and believes that the resulting dilution levels are consistent with market practice.

The Company manages its long-term dilution goal by limiting the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under the Company's equity incentive plans divided by the weighted average number of common shares outstanding at the end of the year. The Company has calculated the burn rate under its equity plans for the past three years, as set forth in the following table. The burn rate calculations exclude the 2019 Zyla Plan. No shares are available for issuance pursuant to new awards under the 2019 Zyla Plan. During the past three years, no awards were made under the 2019 Zyla Plan.

	Time-Based Options Granted*	RSU Shares Granted*	Net Forfeitures/ Expirations*[1]	Weighted Average Number of Common Shares Outstanding*	Burn Rate (incl PSUs & Performance-Based Options at Grant)*[2]	Burn Rate (incl Vested PSUs & Vested Performance-Based Options and Forfeitures/ Expirations)[3]
Fiscal 2025	292,032	185,824	314,321	6,403,000	7.5%	2.6%
Fiscal 2024	387,626	123,040	180,208	6,351,400	8.0%	5.2%
Fiscal 2023	50,379	65,162	10,585	4,735,400	2.4%	5.0%

_____

*Adjusted to reflect the 1-for-15 reverse stock split effected on December 26, 2025.

(1) Represents forfeitures and expirations of options, RSUs and PSUs in the given period.

(2) Calculated as (A) total options (time-based and performance-based), RSUs and PSUs granted, divided by (B) weighted average number of common shares outstanding.

(3) Calculated as (A) total time-based options and RSUs granted plus PSUs vested and performance-based options vested, divided by (B) weighted average number of common shares outstanding.

An additional metric that the Company uses to measure the cumulative impact of its equity program is overhang (the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted, divided by the sum of the total number of shares of the Company's common stock outstanding, plus the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted). If the share increase under the 2014 Plan is approved, the Company's overhang would approximate 22.4% as of March 9, 2026, and would decline as awards are exercised and/or become vested.

When considering the number of additional shares to add to the 2014 Plan, the Compensation Committee also reviewed, among other things, projected future share usage and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the 2014 Plan was reviewed under scenarios based on a variety of assumptions. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the 2014 Plan while minimizing stockholder dilution. Based on these projections, the Compensation Committee expects that the additional 400,000 shares would provide us with flexibility to continue to grant equity-based awards through 2027. However, this is only an estimate based on current circumstances and the number of shares actually awarded in one year or from year to year may change based on any number of variables, including, without limitation, fluctuations in our stock price.

Promotion of Good Corporate Governance Practices.

The Company has designed the 2014 Plan to include a number of provisions that it believes promote best practices by reinforcing the alignment between equity compensation arrangements for non-employee directors, employees and consultants and stockholders' interests. These provisions include, but are not limited to, the following:

- No Discounted Options or Stock Appreciation Rights (SARs). Stock options and SARs may not be granted with exercise prices lower than fair market value of the underlying shares on the grant date.

- No Repricing without Stockholder Approval. At any time when the exercise price of a stock option or SAR is above the market value of the Company's common stock, the Company cannot, without stockholder approval, "reprice" those awards by reducing the exercise price of such stock option or SAR or exchanging such stock option or SAR for cash, other awards or a new stock option or SAR at a reduced exercise price.

- One-year minimum vesting provision such that awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, other than in the case of the participant's death or disability or in the event of a change in control. In addition, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions.

- No Liberal Share Recycling for Appreciation Awards. Shares of common stock that are tendered by a participant or withheld to pay the exercise price or withholding taxes in connection with the exercise or settlement of an outstanding stock option or SAR and shares purchased by the Company in the open market using the proceeds of option or SAR exercises do not become available for issuance as future awards under the 2014 Plan.

- No "single-trigger" equity vesting upon a "change in control," except for non-employee directors or in the event that a successor refuses to assume outstanding awards or issue substitute awards in connection with the change in control transaction.

- No Dividends on Unvested Awards, Including on Unearned Performance Awards. The 2014 Plan prohibits the current payment of dividends or dividend equivalent rights on unvested awards, including on unearned performance awards.

- Fungible Share Design. Shares issued in connection with restricted stock, restricted stock units (RSUs) or performance units count against the aggregate share reserve authorized under the 2014 Plan as 1.11 shares for every one share granted pursuant to such awards, which is a higher rate than shares issued upon exercise of stock options and SARs, which count against the aggregate share reserve authorized under the 2014 Plan as one share of common stock.

- No Transferability. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Compensation Committee.

- No Evergreen Provision. There is no "evergreen" feature pursuant to which the shares authorized for issuance under the 2014 Plan can be automatically replenished.

- Clawback. Any award under the 2014 Plan may be subject to recovery or clawback by the Company under the Company's clawback policies, which includes the ability to recoup equity awards (whether subject to time-based or performance-based vesting) in the event of certain financial statement restatements or in the event the Board reasonably determines, in its sole discretion, that an executive officer has engaged in certain acts of misconduct, including material violations of the Company's Code of Conduct.

The following description of the 2014 Plan is a summary of its principal provisions and is qualified in its entirety by reference to the plan document, a copy of which is appended to this Proxy Statement as Appendix B.

Description of the 2014 Plan.

Purpose. The 2014 Plan is designed to attract and retain employees, non-employee directors and consultants of the Company and its subsidiaries, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries by making awards that provide participants with a proprietary interest in the growth and performance of the Company and its subsidiaries.

Administration. The 2014 Plan is administered by the Compensation Committee of the Board. The Compensation Committee selects the participants and determines the type or types of awards and the number of shares to be optioned or granted to each participant under the 2014 Plan. Subject to the limitations of the 2014 Plan, the Compensation Committee has the power to (x) provide for the extension of the exercisability of an award or, (y) in the event of death, disability, retirement or a change in control, accelerate the vesting or exercisability of an award or otherwise amend or modify the terms of an award in any manner that is (i) not materially adverse to the award recipient or (ii) consented to by the award recipient.

The Compensation Committee supervises the 2014 Plan's administration and enforcement according to its terms and provisions and has all powers necessary to accomplish these purposes, including, for example, the power to: (i) engage or authorize the engagement of third-party administrators to carry out administrative functions under the 2014 Plan; (ii) construe or interpret the 2014 Plan with full and final authority; (iii) determine questions of eligibility; (iv) make determinations related to 2014 Plan benefits; (v) delegate to the Board or any other committee of the Board its authority to grant awards to certain employees; and (vi) from time to time, adopt rules and regulations in order to carry out the terms of the 2014 Plan. Members of the Board, the Compensation Committee and other officers who assume duties under the 2014 Plan will not be held liable for their actions in connection with administration of the 2014 Plan except for willful misconduct or as expressly provided by law.

The Board may terminate or amend the 2014 Plan at any time with respect to any shares of common stock for which a grant has not yet been made. The Board also has the right to alter or amend the 2014 Plan or any part of the plan from time to time, including increasing the number of shares of common stock that may be granted, subject to stockholder approval as required by the exchange upon which the Company's common stock is listed at that time or other legal requirements. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. Repricing of options and SARs is prohibited under the 2014 Plan without the approval of stockholders; options and SARs may not be cancelled in exchange for cash or other awards. In the event of corporate recapitalizations, subdivisions, consolidations, or other corporate events, the Compensation Committee has the authority to adjust outstanding awards as well as the total number of shares available for grant under the plan in accordance with the terms of the 2014 Plan. No awards may be granted under the 2014 Plan on or after May 4, 2029.

Subject to the minimum vesting provisions described in this paragraph, the vesting of awards granted under the 2014 Plan will occur when and in such installments and/or pursuant to the achievement of such performance criteria, in each case, as the Board or Compensation Committee, in its sole and absolute discretion, will determine. Awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that: (i) the Board and/or the Committee may provide that awards become exercisable, vest or settle prior to such date in the event of the participant's death or disability or in the event of a change in control and (ii) awards granted to non-employee directors may vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as the Board and/or the Compensation Committee determines appropriate.

Eligibility and Types of Awards. All of the Company's employees, consultants and non-employee directors, and employees and consultants of its subsidiaries, are eligible to receive awards under the 2014 Plan. As of March 9, 2026 approximately 58 individuals were eligible to participate in the 2014 Plan, including the Company's 4 executive officers, 5 non-employee directors and 49 other employees. Awards under the 2014 Plan may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, cash awards, and other stock-based awards, any of which may be structured as a performance award subject to the achievement of specified performance goals. Only employees of the Company or its subsidiaries may receive grants of incentive stock options.

Available Shares. Taking into account the proposed share increase under the 2014 Plan, the aggregate number of shares of common stock that may be granted under the 2014 Plan or with respect to which awards may be granted, subject to adjustment for changes in capitalization, may not exceed 2,271,167 shares, all of which shall be available for incentive stock options and which shares may be either authorized and unissued common stock, shares of common stock held in the treasury or shares of common stock purchased on the open market or by private purchase, or any combination of the foregoing. Each award in the form of shares of common stock (other than options and SARs) granted under the 2014 Plan will be counted against the maximum share limit as 1.11 shares of common stock and each option and SAR will be counted against the maximum share limit as one share of common stock. No further awards have been or will be granted under the Company's 2004 Equity Incentive Plan since the date of the original stockholder approval of the 2014 Plan.

Shares subject to awards granted under the 2014 Plan that are forfeited, cancelled, terminated or expire unexercised will again become available for awards and the maximum share limit will be increased by the same amount as such shares were counted against the maximum share limit. Shares that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an award other than options or SARs will become available again for awards under the 2014 Plan. Shares that are (i) tendered by a participant or withheld (1) as full or partial payment to satisfy any withholding tax liabilities related to the exercise or settlement of options or SARs, (2) as payment for the exercise price of an option or SAR or (3) in connection with the settlement of a SAR, (ii) repurchased on the open market with the proceeds of an exercise price of an option or SAR or (iii) reserved for issuance upon grant of a SAR, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise or settlement of such SAR, will not become available again for awards under the 2014 Plan.

Shares issued under awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) will not reduce the maximum share limit and will be available for awards under the 2014 Plan subject to applicable stock exchange listing requirements.

Individual Limits. No employee may be granted during any calendar year awards consisting of options or SARs that are exercisable for more than 133,333 shares of common stock.

In addition to the above, the aggregate dollar value of shares of common stock subject to equity-based awards granted under the 2014 Plan during any calendar year to any one non-employee director may not exceed $600,000.

Adjustment. In the event of certain corporate transactions or changes in the Company's capitalization, the number of shares of common stock reserved under the 2014 Plan, the number of shares of common stock covered by outstanding awards under the 2014 Plan, the exercise price or other price in respect of such awards, the individual limitations described in the preceding paragraph and the appropriate fair market value and other price determinations for such awards will each be proportionately adjusted by the Compensation Committee as appropriate to reflect such changes in the Company's capitalization.

Awards under the 2014 Plan. The following types of awards may be granted under the 2014 Plan:

Stock Options. A stock option is a right to purchase common stock at a specified price during specified time periods. The Compensation Committee may make grants under the plan to participants containing such terms as the Compensation Committee may determine. The exercise price of a stock option may not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted under the 2014 Plan can be either incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code)), which have certain tax advantages for recipients, or nonqualified stock options. Stock options granted will become exercisable over a period determined by the Compensation Committee. No stock option will have a term that exceeds 10 years. The availability of stock options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders.

Stock Appreciation Rights. The 2014 Plan permits the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of the Company's common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or shares of common stock. The maximum term of a stock appreciation right is 10 years. The Compensation Committee may determine to make grants of stock appreciation rights under the plan to participants containing such terms as the Compensation Committee may determine. The grant price of a stock appreciation right may not be less than the fair market value of the Company's common stock on the date of grant. In general, stock appreciation rights granted will become exercisable over a period determined by the Compensation Committee.

The availability of stock appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders. Plan participants will not pay any consideration for the common stock they receive, and thus the Company will receive no payment for the shares.

Restricted Stock. A restricted stock grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Compensation Committee may determine to make grants of restricted stock under the plan to participants containing such terms as the Compensation Committee may determine. The Compensation Committee determines the period over which restricted stock granted to participants will vest. The Compensation Committee, in its discretion, may base its determination upon the achievement of specified financial objectives. Dividends made on restricted stock will not be paid with respect to any unvested restricted stock award and will be subject to achievement of any performance goals that apply to the restricted stock.

Restricted Stock Units. A restricted stock unit is a notional share of the Company's common stock that entitles the grantee to receive a share of common stock upon the vesting of the restricted stock unit or, in the discretion of the Compensation Committee, cash equivalent to the value of a share of common stock. The Compensation Committee may determine to make grants of restricted stock units under the plan to participants containing such terms as the Compensation Committee may determine.

The Compensation Committee, in its discretion, may grant tandem dividend equivalent rights with respect to restricted stock units that entitle the holder to receive cash equal to any cash dividends made on common stock while the restricted stock units are outstanding. Dividend equivalents on restricted stock units will be subject to achievement of any performance goals that apply to the restricted stock units.

Performance Awards. A performance award is a right to receive all or part of an award granted under the 2014 Plan based upon performance criteria specified by the Compensation Committee. The Compensation Committee will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of the Company's common stock or other awards or property, in the discretion of the Compensation Committee.

Other Stock-Based Awards. The 2014 Plan permits the grant of stock awards. The terms, conditions and limitations of any stock award are determined by the Compensation Committee.

Cash Awards. The 2014 Plan permits the grant of awards denominated in cash. The terms, conditions and limitations applicable to a cash award, including vesting or other restrictions, are determined by the Compensation Committee.

Dividends and Dividend Equivalents. Rights to dividends are extended to and made part of any restricted stock award and dividend equivalents may be extended to and made part of any restricted stock unit or performance unit award, subject in each case to such terms, conditions and restrictions as the Compensation Committee may establish. No dividends or dividend equivalents may be paid, however, with respect to unvested stock awards, including stock awards subject to performance goals. Dividends or dividend equivalents with respect to unvested stock awards may, in the discretion of the Compensation Committee, be accumulated and paid to the participant at the time that such stock award vests.

Termination of Employment. The treatment of an award under the 2014 Plan upon a termination of employment or service to the Company will be specified in the agreement controlling such award.

Change in Control. In the event of a change in control (as defined in the 2014 Plan), the Compensation Committee may make such adjustments to awards or other provisions for the disposition of awards as it in good faith deems equitable and is authorized, in its discretion, (1) to provide for the assumption or continuation of an award covering, or the substitution of a new award with, marketable securities (as defined in the 2014 Plan) or other arrangement for an award or the assumption or substitution of the award, so long as such marketable securities have a value equal to the fair market value of the securities underlying such award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and if the transaction is a cash merger, provide for the termination of any portion of the award that remains unexercised at the time of such transaction, or (3) to cancel an award and to deliver to the participant cash in an amount that the Compensation Committee may determine in its sole discretion is equal to the fair market value of such award on the date of such event, which in the case of an option or SAR will be the excess (if any) of the fair market value of the common stock on the date over the exercise price of such award.

In the absence of an affirmative determination by the Compensation Committee, each outstanding award, including each performance award, will be assumed or substituted for marketable securities by such successor corporation or a parent or subsidiary of such successor corporation (the Successor Corporation) unless the Successor Corporation does not agree to assume or substitute the award for marketable securities, in which case the vesting of such award will accelerate to a date prior to the effective time of the change in control. The Compensation Committee does not have any obligation to treat all awards in the same manner, including awards of the same type held by similarly situated participants. In the case of non-employee directors only, any outstanding award held at the time of a change in control will automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

Assignment of Interests Prohibited. Unless otherwise determined by the Compensation Committee and provided in the applicable award agreement, no award may be assigned or otherwise transferred except by will or the laws of descent and distribution or pursuant to a domestic relations order in a form acceptable to the Compensation Committee. Any attempted assignment of an award in violation of the 2014 Plan will be null and void.

Restrictions. No payment or delivery of shares of common stock may be made unless the Company is satisfied that payment or delivery will comply with applicable laws and regulations. Certificates evidencing shares of common stock delivered under the 2014 Plan may be subject to stop transfer orders and other restrictions that the Compensation Committee deems advisable. The Compensation Committee may cause a legend or legends to be placed upon the certificates (if any) to make appropriate reference to these restrictions.

Clawback. Any award under the 2014 Plan will be subject to recovery or clawback by the Company under any clawback policy adopted by the Company.

Tax Withholding. The Company has the right to deduct taxes at the applicable rate from any award payment and withhold, at the time of delivery or vesting of an award, an appropriate amount of cash or number of shares of common stock for the payment of taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer of shares of the Company's common stock previously owned by the holder of the award.

Unfunded Plan. The 2014 Plan is unfunded. Bookkeeping accounts that may be established for purposes of the 2014 Plan are used merely as a bookkeeping convenience. The Company is not required to segregate any assets for purposes of the 2014 Plan, and none of the Company, the Board or the Compensation Committee will be deemed to be a trustee of any benefit granted under the 2014 Plan. The Company's obligations under the 2014 Plan will be based solely on any contractual obligations that may be created by the 2014 Plan and the award agreements, and no such obligation will be deemed to be secured by any pledge or other encumbrance on the Company's property. None of the Company, the Board or the Compensation Committee will be required to give any security or bond for the performance of any obligation that may be created by the 2014 Plan.

Certain U.S. Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to awards granted and to be granted pursuant to the 2014 Plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the U.S. federal income tax consequences as in effect as of the date hereof with respect to such grants and does not address issues relating to the income tax circumstances of any individual participant. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the United States, other than those individuals who are taxed on a residence basis in a foreign country.

Incentive Stock Options. In general, an employee will not realize taxable income upon either the grant or the exercise of an incentive stock option and the Company will not realize an income tax deduction at either of such times. In general, however, for purposes of the alternative minimum tax, the excess of the fair market value of the shares of common stock acquired upon exercise of an incentive stock option (determined at the time of exercise) over the exercise price of the incentive stock option will be considered income. If the recipient was continuously employed from the date of grant until the date three months prior to the date of exercise and such recipient does not sell the shares of common stock received pursuant to the exercise of the incentive stock option within either (i) two years after the date of the grant of the incentive stock option, or (ii) one year after the date of exercise, a subsequent sale of such shares of common stock will result in long-term capital gain or loss to the recipient and will not result in a tax deduction to the Company.

If the recipient is not continuously employed from the date of grant until the date that is three months prior to the date of exercise or such recipient disposes of the shares of common stock acquired upon exercise of the incentive stock option within either of the time periods described in the immediately preceding paragraph, the recipient will generally realize as ordinary income an amount equal to the lesser of (i) the fair market value of such shares of common stock on the date of exercise over the exercise price, or (ii) the amount realized upon disposition over the exercise price. In such event, subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company generally will be entitled to an income tax deduction equal to the amount recognized as ordinary income. Any gain in excess of such amount realized by the recipient as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains (depending on the holding period).

Nonqualified Stock Options. A recipient will not realize any taxable income upon the grant of a nonqualified stock option and the Company will not receive a deduction at the time of such grant unless such option has a readily ascertainable fair market value (as determined under applicable tax law) at the time of grant. Upon exercise of a nonqualified stock option, the recipient generally will realize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price. Upon a subsequent sale of such shares of common stock by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period of such shares of common stock. Subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company will generally be allowed a deduction equal to the amount recognized by the recipient as ordinary income.

Stock Appreciation Rights. An individual will not recognize any income upon receipt of a SAR, and the Company will not be entitled to a deduction for federal income tax purposes in the year of grant. Ordinary income will be realized by the holder at the time the SAR is exercised and cash or shares are transferred to the individual. The amount of such taxable income, in the case of a SAR, will be the difference, if any, between the grant price and the fair market value of the Company's common stock on the date of exercise.

Restricted Stock. Individuals receiving restricted stock will not recognize any income upon receipt of the restricted stock. Ordinary income will be realized by the holder at the time that the restrictions on transfer are removed or have expired. The amount of ordinary income will be equal to the fair market value of the shares on the date that the restrictions on transfer are removed or have expired. The Company will be entitled to a deduction at the same time and in the same amount as the ordinary income the employee is deemed to have realized. However, no later than 30 days after an employee receives the restricted stock, the employee may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a proper and timely manner, when the restrictions on the shares lapse, the employee will not recognize any additional income. If the employee forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the employee may not claim a deduction with respect to the income recognized as a result of the election.

Generally, when an employee disposes of shares acquired under the 2014 Plan, the difference between the sales price and his or her basis in such shares will be treated as long- or short-term capital gain or loss depending upon the holding period for the shares.

Restricted Stock Units. Employees who are granted restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, participants generally recognize ordinary income in an amount equal to the fair market value of the units at such time, and the Company will receive a corresponding deduction.

Certain Other Tax Issues. In addition to the matters described above, (i) any entitlement to a tax deduction on the part of the Company is subject to applicable federal tax rules (including, without limitation, Section 162(m) of the Code which imposes a limitation on the deductibility of compensation paid to certain "covered employees" in excess of $1,000,000 per year), (ii) the exercise of an incentive stock option may have implications in the computation of alternative minimum taxable income, and(iii) if the exercisability or vesting of any award is accelerated because of a change in control, such award (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes. Officers and directors of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their awards.

Code Section 409A. Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (i) the timing of payment, (ii) election of deferrals and (iii) restrictions on the acceleration of payment. Failure to comply with Section 409A may result in the early taxation (plus interest) to the participant of deferred compensation and the imposition of a 20% tax on the participant of the deferred amounts included in the participant's income. The Company intends to structure awards under the 2014 Plan in a manner that is designed to be exempt from or comply with Section 409A.

Plan Benefits

The terms and number of options or other awards to be granted in the future under the 2014 Plan will generally be determined in the discretion of the Compensation Committee. Because no such determinations regarding awards or grants have yet been made, the benefits or amounts that will be received by or allocated to the Company's executive officers or other eligible participants cannot be determined at this time; provided, however, it is expected that each continuing non-employee director will receive a grant of restricted stock units and stock options on the date of the 2026 Annual Meeting of Stockholders in accordance with the terms of our non-employee director compensation then in effect, which is currently under review by the Compensation Committee in consultation with its independent compensation consultant.

As of April 2, 2026, the closing price on Nasdaq of the Company's common stock was $19.21 per share.

The following table sets forth the aggregate number of shares subject to stock options and other stock awards that have been granted under the 2014 Plan to our named executive officers and the specified groups set forth below from the inception of the 2014 Plan through March 9, 2026 (whether or not outstanding, vested, or forfeited, as applicable):

Name of Individual or Group	Number of Options Granted (#)	Number of Shares Subject to Stock Awards Granted (#)
Brendan O'Grady Former President and Chief Executive Officer	50,368	33,333
Mark Reisenauer Chief Executive Officer	98,748	36,916
Ajay Patel Executive Vice President, Chief Financial Officer	96,467	68,582
Paul Schwichtenberg President and Chief Operating Officer	103,227	74,969
All current executive officers as a group	391,143	245,233
All current non-executive directors as a group	96,062	81,795
Heather Mason Non-executive director	42,335	22,045
Sravan Emany Non-executive director	12,583	19,004
Sigurd Kirk Non-executive director	18,743	7,166
William McKee Non-executive director	11,571	26,414
David Stark Non-executive director	10,830	7,166
All current employees, including all current officers who are not executive officers, as a group	263,852	208,979

SEC Registration. The Company intends to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the new shares reserved for issuance under the 2014 Plan by the end of 2026.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE

AMENDMENT AND RESTATEMENT OF THE 2014 PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER.

PROPOSAL 3

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Our named executive officers are identified in the "Executive Compensation" section of this Proxy Statement. Pursuant to Section 14A of the Exchange Act, you are voting on a proposal, commonly known as a "say-on-pay" proposal, which gives our stockholders the opportunity to endorse or not endorse our named executive officer pay programs and policies through the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the narrative disclosures related to those tables."

At our 2023 Annual Meeting of Stockholders, we recommended, and our stockholders approved, that we hold this non-binding, advisory vote on executive compensation on an annual basis, and therefore the next such vote will occur at our 2027 Annual Meeting of Stockholders. The next required vote on frequency will occur at our 2029 annual meeting of stockholders.

We believe that our executive compensation program is designed to attract, motivate and retain individuals with the skills required to achieve our business objectives. Our compensation strategy is to provide opportunities to incentivize and reward our named executive officers when they deliver defined performance results that are based on success in a diverse set of businesses. We also align the interests of our executives with those of our stockholders and our long-term interests through stock ownership. We believe that the compensation of our named executive officers for 2025 was appropriate and aligned with our performance results and strategic plan.

In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of the shares of our common stock, present online or by proxy and entitled to vote on this proposal. Because your vote is advisory, it will not be binding on our Board of Directors. However, our Board values the opinions that our stockholders express in their votes and will take into account the outcome of the vote when considering future executive compensation arrangements as it deems appropriate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE NAMED EXECUTIVE OFFICER COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP (Grant Thornton), independent registered public accounting firm, to audit the Company's financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company for the fiscal year ending December 31, 2026. The Audit Committee recommends that the stockholders vote for the ratification of such appointment. A representative of Grant Thornton is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. In addition, the Audit Committee considers the independence of the independent auditor and participates in the selection of the independent auditor's lead engagement partner. Grant Thornton has been the Company's independent registered public accounting firm since 2021. The Audit Committee considered a number of factors in determining whether to re-engage Grant Thornton as the Company's independent registered public accounting firm, including the length of time the firm has served in this role, the firm's professional qualifications and resources, the firm's past performance, and the firm's capabilities in handling the breadth and complexity of its business, as well as the potential impact of changing independent auditors. In accordance with standing policy and independence rules, Grant Thornton periodically changes the personnel who work on the audit. The Audit Committee believes that the continued retention of Grant Thornton as the Company's independent auditor is in the best interests of the Company and its stockholders.

Selection of the Company's independent registered public accounting firm is not required to be submitted to a vote of the stockholders of the Company for ratification. However, the Board is submitting this matter to the stockholders as a matter of good corporate governance. If the stockholders fail to vote on an advisory basis in favor of the appointment, the Audit Committee will reconsider whether to retain Grant Thornton LLP, and may retain that firm or another without re-submitting the matter to the Company's stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

OTHER MATTERS

At the time of preparation of this Proxy Statement, neither the Board nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Virtual Annual Meeting and this Proxy Statement. If any other business should properly come before the Annual Meeting, or any adjournment or postponement thereof, the persons named in the proxy will vote on such matters according to their best judgment.

Stockholders Sharing the Same Address

In accordance with notices previously sent to stockholders who hold their shares through a bank, broker or other holder of record (a street-name stockholder) and share a single address, only one annual report and proxy statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to conserve resources and reduce the Company's printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this Proxy Statement or accompanying Annual Report on Form 10-K may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at (224) 419-7106 or by mail at the address listed under "Form 10-K" below and the company will promptly deliver a separate copy of the Annual Report or Proxy Statement upon such request. The voting instruction form sent to a street-name stockholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a stockholder who would like to make one of these requests should contact the Company as indicated above.

Form 10-K

The Company will mail without charge to any stockholder upon written request, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2025, including the financial statements, schedules and a list of exhibits. Requests should be sent to Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn: Investor Relations.

Stockholder Proposals

Rule 14a-8 Stockholder Proposals. Under the rules of the SEC, stockholders who wish to submit proposals for inclusion in the Proxy Statement for the 2027 Annual Meeting of Stockholders must submit such proposals so as to be received by the Company at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, no later than the close of business (5:00 p.m. Central Time) on December 7, 2026, or as otherwise permitted by applicable law. Such proposals must comply with all other requirements of Rule 14a-8 of the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Advance Notice Provisions. The Company's Bylaws, as amended, currently provide that advance notice of a stockholder's proposal (including a director nomination) other than a proposal submitted under Rule 14a-8 must be delivered to the Corporate Secretary of the Company at the Company's principal executive offices not earlier than the close of business on the 150th day, and not later than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. However, the Bylaws also provide that in the event that no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the previous year's annual meeting, this advance notice must be delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Therefore, unless the date of the 2027 Annual Meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the 2026 Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8) must be received by the Corporate Secretary of the Company not earlier than December 6, 2026 and not later than the close of business (5:00 p.m. Central Time) on January 5, 2027. Each stockholder's notice must comply with the requirements of the Company's Bylaws (which includes the timing and information required under Rule 14a-19 of the Exchange Act). A copy of the full text of the provisions of the Company's Bylaws dealing with stockholder nominations and proposals is available to stockholders from the Company's Investor Relations Department upon written request. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

For any director nominations submitted by stockholders under the Company's Bylaws and received by the Company's Secretary within the submission window at least 20 days prior to the last day on which the submission could have been timely given under the Bylaws, the Company's policy is that: the Secretary will review the submission, and, if the

Secretary identifies any deficiencies in the submission (based solely on facial review and without independent verification), the Company will endeavor to notify the stockholder of such deficiencies within 10 days of receipt of the submission and permit the stockholder to cure any identified deficiencies by delivering additional information to the Secretary on or before the last date on which the submission could have been timely given under the Bylaws (the Cure Deadline). If the Secretary receives a written request from a stockholder for a copy of the Questionnaire (as defined in Section 2.9(a)(ii) of the Bylaws) and the Secretary delivers the Questionnaire to the stockholder (1) more than one business day after receiving the stockholder's written request, and (2) during the window during which a submission could be timely given under the Bylaws, then the "at least 20 days prior" language above will be reduced downward, solely for that stockholder and that stockholder meeting, by the number of business days between when the Secretary receives such written request and the date on which such stockholder receives the Questionnaire. If the stockholder does not cure all such deficiencies by the Cure Deadline, or if the Secretary later determines that the submission includes an untrue statement or omission of fact required by the Bylaws, or if the stockholder does not provide the required supplemental information or updates on material changes as required by the Bylaws, the Company can declare the submission to be invalid and the nomination will not be allowed to be presented at the stockholder meeting.

We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Additionally, any stockholder seeking to recommend a director candidate or any director candidate who wishes to be considered by the Nominating and Corporate Governance Committee, the committee that recommends a slate of nominees to the Board for election at each annual meeting, must provide the Corporate Secretary of the Company with all information relating to such nominee that is required to be disclosed in proxy statements pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected).

The Nominating and Corporate Governance Committee will consider all director candidates who comply with these requirements.

Lake Forest, Illinois
April 6, 2026

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Mark L. Reisenauer

Mark L. Reisenauer
Chief Executive Officer

Appendix A

**RECONCILIATION OF GAAP NET LOSS TO NON-GAAP
EBITDA AND ADJUSTED EBITDA
(in thousands)
(unaudited)**

	Twelve Months Ended December 31,		Financial Statement Classification
	2025	**2024**	
GAAP Net Loss	$ (30,375)	$ (21,581)	
Interest expense	3,075	3,039	Interest expense
Income tax expense	435	52	Income tax expense
Depreciation expense	142	184	Selling, general and administrative expenses
Amortization of intangible assets	29,863	25,644	Amortization of intangible assets
EBITDA (Non-GAAP)	**3,140**	**7,338**	
Adjustments:			
Legacy product reserves[1]	—	(2,100)	Other revenue
Stock-based compensation	3,454	5,009	Selling, general and administrative expenses
Change in fair value of contingent consideration [2]	(276)	(244)	Change in fair value of contingent consideration
Employee Retention Credits [3]	(2,383)	—	Selling, general and administrative expenses
Legal settlements, net of insurance proceeds [4]	3,543	1,149	Selling, general and administrative expenses
Loss on Assertio Therapeutics divestiture and related charges [5]	9,309	—	Multiple
Expenses related to decommercialization of Otrexup [6]	4,160	—	Multiple
Impairment of intangible assets	1,700	5,217	Impairment of intangible assets
Restructuring costs [7]	2,889	720	Restructuring charges
Other [8]	(2,829)	1,203	Multiple
Adjusted EBITDA (Non-GAAP)	$ 22,707	$ 18,292	

(1) Represents removal of the impact of revenue adjustment to reserves for product sales allowances (gross-to-net-sales allowances) estimates related to previously divested products.

(2) The fair value of the contingent consideration is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized as a benefit or expense in operating expenses until the contingent consideration arrangement is settled.

(3) Amounts related to income recognized in the period from the lapsing of the statute of limitations for employee retention tax credits.

(4) Legal settlements, net of insurance proceeds, represents the net impact of legal settlements reached in the period. For the twelve months ended December 31, 2025, amount primarily includes the net impact of the Luo securities class action. Prior period amounts of Adjusted EBITDA have been recast to conform to this presentation.

(5) For the twelve months ended December 31, 2025, amount includes the $8.2 million loss recognized upon the divestiture of the Assertio Therapeutics subsidiary including approximately $1.0 million of one-time costs included in SG&A incurred associated with the closing of the transaction.

(6) Amounts related to costs incurred by the Company related to its decision to cease commercializing Otrexup. For the twelve months ended December 31, 2025, amount includes SG&A costs of $1.7 million and cost of sales of $2.5 million. These costs were primarily associated with the write-off of inventory (including inventory held at the Company's contract manufacturers for Otrexup), the write-off of certain prepaid assets and the recognition of an accrual for the minimum purchase obligation required under the Otrexup supply agreement with Antares Pharma, Inc., and expenses associated with the settlement of legal claims related to ceasing commercialization of Otrexup.

(7) Restructuring costs represent non-recurring costs associated with the Company's announced restructuring plans.

(8) Other for the twelve months ended December 31, 2025 and 2024 represent the following adjustments (in thousands):

	Twelve Months Ended December 31,		Financial Statement Classification
	2025	**2024**	
Amortization of inventory step-up	$ —	$ 4,564	Cost of sales
Interest income	(2,665)	(3,221)	Interest income
Derivative fair value adjustment	(164)	(140)	Other income, net
Total Other	$ (2,829)	$ 1,203	

Non-GAAP Financial Measures

To supplement the Company's financial results presented on a U.S. generally accepted accounting principles ("GAAP") basis, the Company has included information about non-GAAP measures of EBITDA, adjusted EBITDA, adjusted earnings, and adjusted earnings per share as useful operating metrics. The Company believes that the presentation of these non-GAAP financial measures, when viewed with results under GAAP and the accompanying reconciliation, provides supplementary information to analysts, investors, lenders, and the Company's management in assessing the Company's performance and results from period to period. The Company uses these non-GAAP measures internally to understand, manage and evaluate the Company's performance, and in part, in the determination of bonuses for executive officers and employees. These non-GAAP financial measures should be considered in addition to, and not a substitute for, or superior to, net income or other financial measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

Specified Items

Non-GAAP measures presented within this release exclude specified items. The Company considers specified items to be significant income/expense items not indicative of current operations. Specified items may include adjustments to interest expense and interest income, income tax expense (benefit), depreciation expense, amortization expense, sales reserves adjustments for products the Company is no longer selling, stock-based compensation expense, fair value adjustments to contingent consideration or derivative liability, expenses or gains recognized for legal settlements, net of any insurance proceeds, losses or other costs incurred upon the divestiture of subsidiaries or cessation of product lines, restructuring charges, amortization of fair value inventory step-up as a result of purchase accounting, transaction-related costs, gains, losses or impairments from adjustments to long-lived assets and assets not part of current operations, changes in valuation allowances on deferred tax assets, and gains or losses resulting from debt refinancing or extinguishment.

Revisions to Specified Items

Beginning with the first quarter of 2025, adjusted EBITDA excludes legal settlement costs incurred during the period, as these charges relate to non-recurring and non-operational matters. Management believes that excluding such items provides investors with a clearer understanding of the Company's underlying operating performance by removing the impact of items that are not indicative of continuing operations. Prior period amounts of Adjusted EBITDA have been recast to conform to this presentation.

Appendix B

ASSERTIO HOLDINGS, INC.
AMENDED AND RESTATED
2014 OMNIBUS INCENTIVE PLAN

1. ***Plan***. Assertio Holdings, Inc., a Delaware corporation (the "**Company**"), originally established the 2014 Omnibus Incentive Plan (the "**Original Plan**"), effective as of February 19, 2014 (the "**Effective Date**"). The Original Plan was most recently amended and restated in its entirety effective May 5, 2026 in connection with the Company's 2026 annual meeting of stockholders (as amended and restated, the "**Plan**"). This Plan shall continue in effect through May 4, 2029 unless sooner terminated by action of the Board of Directors of the Company.

2. ***Objectives***. This Plan is designed to attract and retain employees and consultants of the Company and its Subsidiaries (as defined herein), to attract and retain qualified non-employee directors of the Company, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants (as defined herein) with a proprietary interest in the growth and performance of the Company and its Subsidiaries.

3. ***Definitions***. As used herein, the terms set forth below shall have the following respective meanings:

"**Affiliate**" means an entity controlling, controlled by, or under common control with, the Company.

"**Authorized Officer**" means the Chairman of the Board, the Chief Executive Officer of the Company (or any other senior officer of the Company to whom any of such individuals shall delegate the authority to execute any Award Agreement).

"**Award**" means the grant of any Option, Stock Appreciation Right, Stock Award, or Cash Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions, and limitations as the Committee may establish in accordance with the objectives of this Plan.

"**Award Agreement**" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made effective without execution. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

"**Board**" means the Board of Directors of the Company.

"**Cash Award**" means an Award denominated in cash.

"**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of any merger, consolidation or similar transaction involving the Company ("Merger"), if following such Merger the holders of the Company's outstanding voting securities immediately prior to such Merger do not own a majority of the outstanding voting securities of the surviving corporation in approximately the same proportion as before such Merger (and in such event, excluding the ownership of any person (or any other person acting in concert with such person) whose ownership percentage increased as a result of such Merger);

(ii) the consummation of any sale, lease, exchange, exclusive license or other transfer in one transaction or a series of related transactions of all or substantially all of the Company's assets, other than a transfer of the Company's assets to a majority-owned subsidiary of the Company or any other entity the majority of whose voting power is held by the shareholders of the Company in approximately the same proportion as before such transaction;

(iii) the liquidation or dissolution of the Company;

(iv) the acquisition by a person, as defined in Section 3(a)(9) of the Exchange Act, and including a group of persons within the meaning of Section 13(d)(3) of the Exchange Act, of a majority or more of the Company's outstanding voting securities (whether directly or indirectly, beneficially or of record); or

(v) such other transaction as may be determined by the Board in good faith to constitute a change in control either (A) of the ownership or effective control of the voting securities of the Company or (B) of all or substantially all of the assets or the business of the Company.

Ownership of voting securities shall take into account and shall include ownership as determined by applying Rule 13d-3(d)(1)(i) (or any successor thereto) pursuant to the Exchange Act. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control" of the Company or change in the "ownership of a substantial portion of the assets" of the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means the Compensation Committee of the Board, and any successor committee thereto or such other committee of the Board as may be designated by the Board to administer this Plan in whole or in part including any subcommittee of the Committee or such other committee as designated by the Board.

"**Common Stock**" means the Common Stock, par value $0.0001, of the Company.

"**Company**" means Assertio Holdings, Inc., a Delaware corporation, or any successor thereto.

"**Consultant**" means an individual providing services to the Company or any of its Subsidiaries, other than an Employee or a Director, and an individual who has agreed to become a consultant of the Company or any of its Subsidiaries and actually becomes such a consultant following such date of agreement.

"**Consultant Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Consultant pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Covered Employee**" means any Employee who is or may be a "covered employee," as defined in Code Section 162(m).

"**Director**" means an individual serving as a member of the Board who is not an Employee or a Consultant and an individual who has agreed to become a director of the Company or any of its Subsidiaries and actually becomes such a director following such date of agreement.

"**Director Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Director pursuant to such applicable terms, conditions, and limitations established by the Board.

"**Disability**" means (1) if the Participant is an Employee, a disability that entitles the Employee to benefits under the Company's long-term disability plan, as may be in effect from time to time, as determined by the plan administrator of the long-term disability plan or (2) if the Participant is a Director or a Consultant, a disability whereby the Director or Consultant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. Notwithstanding the foregoing, if an Award is subject to Code Section 409A, the definition of Disability shall conform to the requirements of Treasury Regulation § 1.409A-3(i)(4)(i).

"**Dividend Equivalents**" means, in the case of Restricted Stock Units or Performance Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period or performance period, as applicable, on a like number of shares of Common Stock that are subject to the Award.

"**Employee**" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee following such date of agreement.

"**Employee Award**" means the grant of any Award, whether granted singly, in combination, or in tandem, to an Employee pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Exercise Price**" means the price at which a Participant may exercise his right to receive cash or Common Stock, as applicable, under the terms of an Award.

"**Fair Market Value**" of a share of Common Stock means, as of a particular date, (1) if shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (2) if the Common Stock is not so listed, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter- dealer quotation system, (3) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Committee for such purpose, or (4) if none of the above are applicable, the Fair Market Value of a share of Common Stock as determined in good faith by the Committee. This definition of "Fair Market Value" may also be applied to Marketable Securities, in which case this definition shall mean (1) the closing sales price per share of such Marketable Securities on the consolidated transaction reporting system for the principal national securities exchange or other established securities exchange on which shares of such Marketable Securities are listed on that date, or, if there shall have been no such sale as reported on that date, on the last preceding date on which such a sale was so reported, or (2) if the sales price is not so reported, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system.

"**Grant Date**" means the date an Award is granted to a Participant pursuant to this Plan.

"**Incentive Stock Option**" means an Option that is intended to comply with the requirements set forth in Code Section 422.

"**Marketable Securities**" means a class of equity securities actively traded on an established securities exchange.

"**Nonqualified Stock Option**" means an Option that is not intended to comply with the requirements set forth in Code Section 422.

"**Option**" means a right to purchase a specified number of shares of Common Stock at a specified Exercise Price, which is either an Incentive Stock Option or a Nonqualified Stock Option.

"**Participant**" means an Employee, Consultant or Director to whom an Award has been made under this Plan.

"**Performance Award**" means an Award made pursuant to this Plan to a Participant which is subject to the attainment of one or more Performance Goals.

"**Performance Goal**" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

"**Performance Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash, the value of which at the time it is settled is determined as a function of the extent to which established performance criteria have been satisfied.

"**Performance Unit Award**" means an Award in the form of Performance Units.

"**Prior Plan**" means the 2004 Equity Incentive Plan of Assertio Therapeutics, Inc.

"**Qualified Performance Awards**" has the meaning set forth in Section 8(a)(vii)(B).

"**Restricted Stock**" means a share of Common Stock that is restricted or subject to forfeiture provisions.

"**Restricted Stock Award**" means an Award that results in the issuance of Restricted Stock on the Grant Date.

"**Restricted Stock Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash that is restricted or subject to forfeiture provisions.

"**Restricted Stock Unit Award**" means an Award in the form of Restricted Stock Units.

"**Restriction Period**" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to this Plan and ending as of the date upon which such Award is no longer restricted or subject to forfeiture provisions.

"**Stock Appreciation Right**" or "**SAR**" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the right is exercised over a specified Exercise Price.

"**Stock Award**" means an Award in the form of shares of Common Stock, including a Restricted Stock Award, and a Restricted Stock Unit Award or Performance Unit Award that may be settled in shares of Common Stock, and excluding Options and SARs.

"**Stock-Based Award Limitations**" has the meaning set forth in Section 5.

"**Subsidiary**" means (1) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation, and (2) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting power of such business entity (whether in the form of partnership interests, membership interests or otherwise) or serves, directly or indirectly as the general partner (in the case of a limited partnership), the manager (in the case of a limited liability company) or in a comparable role (in the case of another form of business entity).

4. *Eligibility*.

(a) *Employees.* All Employees are eligible for Employee Awards under this Plan, *provided, however*, that if the Committee makes an Employee Award to an individual whom it expects to become an Employee following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming an Employee.

(b) *Consultants.* All Consultants are eligible for Consultant Awards under this Plan, *provided, however*, that if the Committee makes a Consultant Award to an individual whom it expects to become a Consultant following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Consultant.

(c) *Directors.* All Directors are eligible for Director Awards under this Plan, *provided, however*, that if the Board makes a Director Award to an individual who expects to become a Director following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Director.

The Committee (or the Board, in the case of Director Awards) shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Employees, Consultants or Directors who are to be granted Awards under this Plan.

5. *Common Stock Available for Awards*. Subject to the provisions of Section 15 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate of 2,271,167 shares of Common Stock (the "**Maximum Share Limit**"), all of

which shall be available for Incentive Stock Options. Each Stock Award granted under this Plan shall be counted against the Maximum Share Limit as 1.11 shares of Common Stock; each Option and SAR shall be counted against the Maximum Share Limit as 1 share of Common Stock.

Awards settled in cash shall not reduce the Maximum Share Limit under the Plan. If an Award expires or is terminated, cancelled or forfeited, the shares of Common Stock associated with the expired, terminated, cancelled or forfeited Award shall again be available for Awards under the Plan, and the Maximum Share Limit shall be increased by the same amount as such shares were counted against the Maximum Share Limit (*i.e.*, increased by 1.11 shares of Common Stock, if a Stock Award, and 1 share of Common Stock, if an Option or SAR). Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an Award other than Options or SARs shall become available again for Awards under the Plan. The following shares of Common Stock shall not become available again for Awards under the Plan:

(i)   Shares of Common Stock that are tendered by a Participant or withheld (1) as full or partial payment of minimum withholding taxes related to the exercise or settlement of Options or SARs, (2) as payment for the Exercise Price of an Option or SAR or (3) in connection with the settlement of an SAR;

(ii)   Shares of Common Stock repurchased on the open market with the proceeds of an Exercise Price of an Option or SAR; and

(iii)   Shares of Common Stock reserved for issuance upon grant of an SAR, to the extent the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon exercise or settlement of such SAR.

The foregoing notwithstanding, subject to applicable stock exchange listing requirements, the Maximum Share Limit shall not be reduced by (x) shares of Common Stock issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and (y) available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) and such shares shall be available for Awards under the Plan.

The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Awards made hereunder:

(a)   No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 133,333 shares of Common Stock;

(b)   No Employee may be granted during any calendar year Qualified Performance Awards that are Stock Awards covering or relating to more than 133,333 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "**Stock-Based Award Limitations**"); and

(c)   No Employee may be granted during any calendar year Qualified Performance Awards that are (1) Cash Awards or (2) Restricted Stock Unit Awards or Performance Unit Awards that may be settled solely in cash having a value determined on the Grant Date in excess of $5,000,000.

Shares delivered by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase or any combination of the foregoing.

6.   *Administration*.

(a)   *Authority of the Committee*.   Except as otherwise provided in this Plan with respect to actions or determinations by the Board, this Plan shall be administered by the Committee; *provided, however*, that (i) any and all members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock; (ii) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); and (iii) any Award intended to qualify for the "performance- based compensation" exception under Code Section 162(m) shall be granted only if the Committee is comprised solely of two or more "outside directors" within the meaning of Code Section l62(m) and regulations pursuant thereto. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. Subject to Section 6(c) hereof, the Committee may, in its discretion, (x) provide for the extension of the exercisability of an Award, or (y) in the event of death, Disability, retirement or Change in Control, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is, in either case, (1) not materially adverse to the Participant to whom such Award was granted, (2) consented to by such Participant or (3) authorized by Section 15(c) hereof; *provided, however*, that except as expressly provided in Section 8(a)(i) or 8(a)(ii) hereof, no such action shall permit the term of any Option or SAR to be greater than 10 years from its Grant Date. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further this Plan's purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Board shall have the same powers as the Committee with respect to Director Awards.

(b) *Indemnity.* No member of the Board or the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Section 7 of this Plan shall be liable for anything done or omitted to be done by him, by any member of the Board or the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his own willful misconduct or as expressly provided by statute.

(c) *Prohibition on Repricing of Awards.* Subject to the provisions of Section 15 hereof, the terms of outstanding Award Agreements may not be amended without the approval of the Company's shareholders so as to (i) reduce the Exercise Price of any outstanding Options or SARs or (ii) cancel any outstanding Options or SARs in exchange for cash or other Awards (including substitutions and cash buyouts), or Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs.

(d) *Minimum Vesting Provisions*. Notwithstanding anything herein to the contrary, Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one- year anniversary of the date of grant, except that (i) the Committee (or the Board, as applicable) may provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control and (ii) a Director Award may vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of Common Stock subject to the Maximum Share Limit may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Committee (or the Board) determines appropriate.

7. **Delegation of Authority**. The Committee may delegate any of its authority to grant Awards to Employees who are not subject to Section 16(b) of the Exchange Act and Consultants, subject to Section 6(a) above, to the Board or to any other committee of the Board, provided such delegation is made in writing and specifically sets forth such delegated authority. The Committee may also delegate to an Authorized Officer authority to execute on behalf of the Company any Award Agreement. The Committee and the Board, as applicable, may engage or authorize the engagement of a third party administrator to carry out administrative functions under this Plan. Any such delegation hereunder shall only be made to the extent permitted by applicable law.

8. **Employee Awards**.

(a) Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee, in its sole discretion, and, if required by the Committee, shall be signed by the Participant to whom the Award is granted and by an Authorized Officer for and on behalf of the Company. Awards may consist of those listed in this Section 8(a) hereof and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Company or any of its Subsidiaries, including the plan of any acquired entity; *provided, however*, that, except as contemplated in Section 15 hereof, no Option or SAR may be issued in exchange for the cancellation of an Option or SAR with a higher Exercise Price nor may the Exercise Price of any Option or SAR be reduced. All or part of an Award may be subject to conditions established by the Committee. Upon the termination of employment by a Participant who is an Employee, any unexercised, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement or in any other written agreement the Company has entered into with the Participant.

(i) *Options.*   An Employee Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of either an Incentive Stock Option or a Nonqualified Stock Option. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The term of an Option shall not exceed 10 years from the Grant Date; *provided, however*, if the term of a Nonqualified Option (but not an Incentive Option) expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such Nonqualified Option shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Option, including, but not limited to, the term of any Option and the date or dates upon which the Option becomes vested and exercisable, shall be determined by the Committee.

(ii) *Stock Appreciation Rights.*   An Employee Award may be in the form of an SAR. The Exercise Price for an SAR shall not be less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The holder of a tandem SAR may elect to exercise either the Option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date; *provided, however*, if the term of an SAR expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such SAR shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SAR, including, but not limited to, the term of any SAR and the date or dates upon which the SAR becomes vested and exercisable, shall be determined by the Committee.

(iii) *Stock Awards.*   An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee, and subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in this Section 8(a) hereof.

(iv) *Restricted Stock Unit Awards.*   An Employee Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period, shall be determined by the Committee. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle Restricted Stock Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the vested Restricted Stock Units. Unless otherwise specified by the Committee with respect to a specific Award, Restricted Stock Unit awards shall be settled in shares of Common Stock.

(v) *Performance Unit Awards.*   An Employee Award may be in the form of a Performance Unit Award. Each Performance Unit shall have an initial value that is established by the Committee on the Grant Date. Subject to the terms of this Plan, after the applicable performance period has ended, the Participant shall be entitled to receive settlement of the value and number of Performance Units earned by the Participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. Settlement of earned Performance Units shall be as determined by the Committee and as evidenced in an Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle earned Performance Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the earned Performance Units as soon as practicable after the end of the performance period and following the Committee's determination of actual performance against the performance measures and related goals established by the Committee.

(vi) *Cash Awards.*   An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to a Cash Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee.

(vii) *Performance Awards.*   Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(A) *Nonqualified Performance Awards.*   Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B) *Qualified Performance Awards.*   Performance Awards granted to Employees under this Plan that are intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (1) 90 days after the commencement of the period of service to which the Performance Goal relates and (2) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. One or more of such goals may apply to the Employee, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal shall include one or more of the following: (1) earnings per share; (2) net order dollars; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) net profit dollars; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization, or EBITDA; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) total shareholder return; (20) debt reduction; (21) net profit growth; (22) operating income; (23) internal rate of return; (24) safety; (25) net revenue dollars; (26) capital efficiency; (27) revenue growth (including revenue growth by product); (28) growth in product sales (including as measured by prescriptions for one or more pharmaceutical products); and (29) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Russell 3000 Stock Index or a group of comparable companies.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Qualified Performance Awards, it is the intent of this Plan to conform with the standards of Code Section 162(m) and Treasury Regulation § 1.162-27(e)(2)(i), as to grants to Covered Employees and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to Qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. For this purpose, approved minutes of the Committee meeting in which the certification is made shall be treated as such written certification. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee. The Committee may provide in any such Performance Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) unusual or nonrecurring items as described in Accounting Standards Codification (ASC) No. 225 (or any successor thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, (g) foreign exchange gains and losses and (h) settlement of hedging activities.

(C) *Adjustment of Performance Awards.* Awards that are intended to be Qualified Performance Awards may not be adjusted upward. The Committee may retain the discretion to adjust such Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

9. ***Consultant and Director Awards***.

(a) *Consultant Awards.* The Committee has the sole authority to grant Consultant Awards from time to time in accordance with this Section 9(a). Consultant Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Consultant Award shall be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee, in its sole discretion.

(b) *Director Awards.* The Board has the sole authority to grant Director Awards from time to time in accordance with this Section 9(b). Director Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Director Award may, in the discretion of the Board, be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board, in its sole discretion. Notwithstanding anything herein to the contrary, the aggregate number of shares of Common Stock subject to Director Awards granted under this Plan during any calendar year to any one Director shall not exceed that number of shares having a Fair Market Value on the date of grant equal to $600,000.

10. ***Award Payment; Dividends and Dividend Equivalents***.

(a) *General.* Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee (or the Board, in the case of Director Awards) shall determine, including, but not limited to, in the case of Common Stock, restrictions on transfer and forfeiture provisions. For a Restricted Stock Award, the certificates evidencing the shares of such Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. For a Restricted Stock Unit Award that may be settled in shares of Common Stock, the shares of Common Stock that may be issued at the end of the Restriction Period shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) *Dividends and Dividend Equivalents.* Rights to (1) dividends will be extended to and made part of any Restricted Stock Award and (2) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit Award and Performance Unit Award, subject in each case to such terms, conditions and restrictions as the Committee may establish; *provided, however*, that no such dividends or Dividend Equivalents shall be paid with respect to unvested Stock Awards, including Stock Awards subject to Performance Goals. Dividends or Dividend Equivalents paid with respect to unvested Stock Awards may, in the discretion of the Committee, be accumulated and paid to the Participant at the time that such Stock Award vests. Dividends and/or Dividend Equivalents shall not be made part of any Options or SARs.

11. ***Option Exercise***. The Exercise Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the Participant, the Participant may purchase such shares by means of the Company withholding shares of Common Stock otherwise deliverable on exercise of the Award or tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award, and for the avoidance of doubt, so long as the shares of Common Stock are publicly traded and unless the Committee specifically determines otherwise, an Option may be exercised using consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of a Participant or sells shares of Common Stock on behalf of a Participant (a "**Cashless Exercise Procedure**"), *provided, however*, that no officer or director may participate in that Cashless Exercise Procedure to the extent prohibited by applicable law. The Committee

may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section 11.

12. **_Taxes_**.   The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of required withholding taxes or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes including a requirement that a Participant pay in cash an amount sufficient to satisfy any required withholding amount; _provided, however_, that in the event in the Committee's sole discretion share withholding is permitted, the number of shares of Common Stock withheld for payment of required withholding taxes must equal no more than the required minimum withholding taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. **_Amendment, Modification, Suspension or Termination_**.   The Board may amend, modify, suspend or terminate this Plan (and the Committee may amend an Award Agreement) for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (1) no amendment or alteration that would materially adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (2) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent shareholder approval is otherwise required by applicable legal requirements or the requirements of the securities exchange on which the Company's stock is listed, including any amendment that expands the types of Awards available under this Plan, materially increases the number of shares of Common Stock available for Awards under this Plan, materially expands the classes of persons eligible for Awards under this Plan, materially extends the term of this Plan, materially changes the method of determining the Exercise Price of Options, or deletes or limits any provisions of this Plan that prohibit the repricing of Options or SARs.

14. **_Assignability_**.   Unless otherwise determined by the Committee (or the Board in the case of Director Awards) or expressly provided for in an Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except (1) by will or the laws of descent and distribution or (2) pursuant to a domestic relations order issued by a court of competent jurisdiction that is not contrary to the terms and conditions of this Plan or applicable Award and in a form acceptable to the Committee. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 14 shall be null and void. Notwithstanding the foregoing, no Award may be transferred for value or consideration.

15. **_Adjustments_**.

(a)   The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)   In the event of any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any outstanding Award without receipt of consideration by the Company through merger, reorganization, recapitalization, reincorporation, combination, exchange of shares, change in corporate structure, subdivision, consolidation or other similar equity restructuring transaction (as that term is used in ASC Topic 718 (or any successor thereto)) affecting outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock, dividend in property other than cash, large non-recurring cash dividend, liquidating dividend, stock split or reverse stock split, then (1) the number of shares of Common Stock reserved under this Plan, (2) the number of shares of Common Stock covered by outstanding Awards in the form of Common Stock or units denominated in Common Stock, (3) the Exercise Price or other price in respect of such Awards, (4) the Stock-Based Award Limitations, and (5) the appropriate Fair Market Value and other price determinations for such Awards shall each be proportionately adjusted by the Committee as appropriate to reflect such transaction. Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a transaction falling within the scope of this Section 15(b).

(c)   In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation, dissolution, or other transaction or series of related transactions having a result similar to any of the above, including but not limited to a transaction or series of related transactions that constitutes a Change in Control, the Committee may make such adjustments to Awards or other provisions for the disposition of Awards as it in good faith deems equitable, and shall be authorized, in its discretion, (1) to provide for the assumption or continuation of an Award covering, or the substitution of a new Award with, Marketable Securities or other arrangement (which, if applicable, may be exercisable for such Marketable Securities as the Committee determines) for an Award or the assumption or substitution of the Award, regardless of whether in a transaction to which Code Section 424(a) applies, so long as such Marketable Securities have a value equal to the Fair Market Value of the securities underlying such Award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (3) to cancel an Award and to deliver to the Participant cash in an amount that the Committee shall determine in its sole discretion is equal to the Fair Market Value of such Award on the date of such event, which in the case of an Option or Stock Appreciation Right shall be the excess (if any) of the Fair Market Value of Common Stock on such date over the Exercise Price of such Award. In the absence of an affirmative determination by the Committee, each outstanding Award, including each Performance Award, will be assumed or substituted for Marketable Securities by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume or substitute the Award for Marketable Securities, in which case the vesting of such Award shall accelerate in its entirety (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of the Change in Control as the Committee will determine (or, if the Committee will not determine such a date, to the date that is five days prior to the effective time of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective. The Committee shall not have any obligation to treat all Awards in the same manner, including Awards of the same type held by similarly situated Participants.

(d)   With respect to any Award held by a Director at the time of a Change in Control, such Award shall automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

(e)   No adjustment or substitution pursuant to this Section 15 shall be made in a manner that results in noncompliance with the requirements of Code Section 409A, to the extent applicable.

16. *Restrictions*.   No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17. *Unfunded Plan*.   This Plan is unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan. With respect to this Plan and any Awards granted hereunder, Participants are general and unsecured creditors of the Company and have no rights or claims except as otherwise provided in this Plan or any applicable Award Agreement.

18. ***Code Section 409A***.

    (a) Awards made under this Plan are intended to comply with or be exempt from Code Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Code Section 409A. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an additional tax under Code Section 409A, that Plan provision or Award shall be reformed, to the extent permissible under Code Section 409A, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant's rights to an Award.

    (b) Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit Award, Performance Unit Award or Cash Award (or portion thereof if the Award is subject to a vesting schedule) shall be settled no later than the 15th day of the third month after the end of the first calendar year in which the Award (or such portion thereof) is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee determines that a Restricted Stock Unit Award, Performance Unit Award or Cash Award is intended to be subject to Code Section 409A, the applicable Award Agreement shall include terms that are designed to satisfy the requirements of Code Section 409A.1

    (c) If the Participant is identified by the Company as a "specified employee" within the meaning of Code Section 409A(a)(2)(B)(i) on the date on which the Participant has a "separation from service" (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Code Section 409A shall be paid or settled on the earliest of (1) the first business day following the expiration of six months from the Participant's separation from service, (2) the date of the Participant's death, or (3) such earlier date as complies with the requirements of Code Section 409A.

19. ***Awards to Foreign Nationals and Employees Outside the United States***. The Committee may, without amending this Plan, (1) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed or otherwise providing services outside the United States, or both, including rules that differ from those set forth in this Plan, and (2) grant Awards to such Participants in accordance with those rules.

20. ***Governing Law***. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to that state's conflict of laws rules.

21. ***Right to Continued Service or Employment***. Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment or other service relationship with the Company or its Subsidiaries at any time, nor confer upon any Participant any right to continue in the capacity in which he is employed or otherwise serves the Company or its Subsidiaries.

22. ***Clawback Right***. Notwithstanding any other provisions in this Plan, any Award shall be subject to recovery or clawback by the Company under any clawback policy adopted by the Company whether before or after the date of grant of the Award.

23. ***Usage***. Words used in this Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine or neuter genders.

24. ***Headings***. The headings in this Plan are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Plan.

25. ***Effectiveness***. The Original Plan, as approved by the Board on February 19, 2014, became effective as of the Effective Date. This Plan, as amended and restated herein, shall continue in effect through May 4, 2029, unless earlier terminated by action of the Board. The shareholders of the Company approved the Original Plan on May 20, 2014. As of the date of shareholder approval of the Original Plan, no further awards shall be made under the Prior Plan, *provided, however*, that any and all outstanding awards granted under the Prior Plan shall continue to be outstanding and shall be subject to the terms of the Prior Plan as are in effect as of the Effective Date.